

06014545

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Japan Airlines Corp

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 2 2 2006
THOMSON
FINANCIAL

FILE NO. 82- 182

FISCAL YEAR 3-31-06

** Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 6/21/06

Japan Airlines Corporation
4-11, Higashi-shinagawa 2-chome, Shinagawa-ku, Tokyo, Japan

Notice of the Fourth Annual General Meeting of Shareholders

Dear Shareholder:

This is to inform you that the fourth annual general meeting of shareholders of Japan Airlines Corporation (the Company) will be held in accordance with the schedule indicated below. You are cordially invited to attend.
If you are unable to attend the meeting, you may exercise your voting rights by a written document or via the Internet. In that event, please refer to the Reference Document for Exercising Voting Rights that appears later in this document, and either return the enclosed form for exercising voting rights after indicating your approval or disapproval, and appending your signature and affixing your registered seal, or exercise your voting rights via the Internet by following the guidelines at the end of this document.

1. Date and Time: June 28, 2006 (Wednesday), 10:00 AM
2. Place: Tsurunoma Room, main banquet hall floor (Main Bldg. 1F), Hotel New Otani, 4-1 Kioi-cho, Chiyoda-ku, Tokyo
   * In the event that all seats at this meeting are occupied, you will be directed to an alternative venue. We appreciate your understanding.
3. Objectives of the Meeting

   Reports

   Item 1: Reporting on the business report, consolidated balance sheet, consolidated statement of operations, and reports on the consolidated financial statements by the independent auditors and the board of corporate auditors for the fourth term (from April 1, 2005, to March 31, 2006)

   Item 2: Reporting on the balance sheet and statement of operations for the fourth term (from April 1, 2005, to March 31, 2006)

   Proposed Resolutions

   Item 1: Approval of proposed for disposing of deficit for the fourth business period

   Item 2: Amendments to the Articles of Incorporation. A summary of the proposed resolutions is described in the "Reference Document for Exercising Voting Rights" below (page 34 to page 45).

   Item 3: Election of 18 directors

   Item 4: Election of corporate 2 auditors

Sincerely yours,

Toshiyuki Shinmachi
Group Chief Executive Officer

Notes

Please note that the English translation of this Notice of the Fourth Annual General Meeting of Shareholders and all of the attached documents is provided for reference only; Business Report, Balance Sheet (Consolidated and Non-Consolidated), Statement of Operation (Consolidated and Non-Consolidated), Proposal for disposing of deficit for the fourth business period, copy of Report of Independent Auditors (Consolidated and Non-Consolidated), copy of Report of the Board of Corporate Auditors (Consolidated and Non-Consolidated), and Reference Document for Exercising Voting Rights. The official documents are written in Japanese, and in the event of a discrepancy, the Japanese documents shall prevail.

The company announced its financial results for the fiscal year ended March 31, 2006 (FY2005) on May 10, 2006. Please refer to the company's URL: http://www.jal.com/en/

Business Report (From April 1, 2005, to March 31, 2006)

1. Business Overview

(1) Business Performance of the JAL Group

During the reporting period, the Japanese economy maintained its modest recovery trend. Against the backdrop of an improvement in corporate earnings, private-sector capital investment increased and production and exports returned to the growth track. Consumer spending also improved in tandem with income growth. However, in the civil aviation industry, the operating environment remained very difficult due to factors such as security issues stemming from intensified instability, principally in the Middle East, and sharp rises in fuel prices.

For the JAL Group, international passenger demand trended towards recovery overall. However, sluggish demand for flights to China and Southeast Asia and a revision of routes resulted in a year-on-year decline in demand. In addition, we suffered from a decline in domestic passenger demand, individual (non-group) passengers in particular, owing to the effects of a series of safety issues. Domestic demand was down, specifically with respect to non-group passengers. Furthermore, aviation fuel prices remained at record high levels, placing the Group in very severe business environment.

Amid these circumstances, we made efforts to reform the cost structure of our international passenger business, and to reduce personnel costs. At the same time, we raised fares and fuel surcharges (a special charge for fuel that is added on to the fare) with the aim of improving the balance of revenues and expenditures. Furthermore, we established the JAL Group Corporate Reform Policy in November 2005 to enhance our business foundation. We worked to rebuild our safe operating system, and to improve service competitiveness to become the airline of customers' choice. In addition, we decided to join **oneworld**, one of the three major global airline alliances, to expand our network even further.

We have taken safe operation initiatives to improve safety awareness throughout the JAL Group in order to restore the trust of customers and the public at large. The CEO of the JAL Group and other top management officers held a total of 455 safety meetings at working sites both in Japan and abroad, and enhanced communication between management and frontline staff. We also enhanced our safe operation system by assigning designated staff to promptly and accurately manage safety information.

In addition, we asked the Safety Advisory Group, an external committee consisting of outside experts, to investigate and analyze the JAL Group from various angles, and this group gave us their recommendations in December.

Furthermore, to improve our services and acquire new customers, we issued new credit cards jointly with companies such as Tokyu Corporation, Iyo Railway Company and Lawson, in addition to the card we had previously issued with East Japan Railway Company (JR East). We also began providing new services that combine air travel and the Internet through an alliance with Yahoo! JAPAN and Pia.

During the period under review, the total volume of passengers and cargo carried by the JAL Group (on international and domestic routes combined) fell by 2.3% year-on-year to 13,893.29 million ton-kilometers.

On a consolidated basis (152 consolidated subsidiaries; 20 affiliates accounted for by the equity method) the Group posted operating revenues of ¥2,199.3 billion, up 3.3% from the previous fiscal year. Operating expenses increased by 7.4% from the previous fiscal year, to ¥2,226.2 billion, due to the sharp rises in fuel prices and other causes. As a result, operating loss totaled ¥26.8 billion, ordinary loss totaled ¥41.6 billion, and we reported a net loss of ¥47.2 billion for the reporting period.

(2) Performance of JAL Group by Business Segment

International Passenger Operations

The JAL Group increased flights on routes such as Tokyo to Qingdao, Osaka to Seoul, and Osaka to Hanoi based on expected growth in demand for flights to China and other East Asia regions. For China routes in particular, we expanded code-sharing operations with other companies, and now have the largest number of routes and flights between China and Japan.

To meet expanding business demand, we increased flights on the Tokyo to Chicago and Tokyo to Moscow routes. On the other hand, we suspended our regular flights on routes for which we had difficulty maintaining stable profit in the medium term, such as routes from Tokyo and Osaka to Saipan, and routes from Fukuoka to Honolulu, Hong Kong, and Seoul. For a part of these routes, we employed code-sharing operations and operated charter flights. We also expanded operations carried out by JALways to reduce operation costs.

We began new code-sharing operations with Mexicana Airlines, Malev Hungarian Airlines and Finnair, and expanded our existing code-sharing operations.

In terms of product strategy, we began an e-ticket alliance with British Airways in addition to the one we have with American Airlines and installed automatic check-in machines for international routes to make our service more convenient for customers and enhance the JAL Group's competitiveness.

Regarding in-flight meals, we introduced a freshly-cooked rice service for First and Executive Class customers on seven routes, including the London and New York routes. We began another service in which customers can choose the time they have their second meal, for Executive Class customers on the London, Paris, and Frankfurt routes. We also began other services on some China routes, such as "tawara" rice and miso soup, and these in-flight services are popular with our customers.

We have been working to expand the demand for tourism through the "FLY JAL! 10,000 Mile Present Campaign" we began in April 2005 targeting customers participating in tours that use JAL Group flights. In December, we also implemented the "Hot Winter Campaign" for both domestic and international routes. We have also been aggressively operating charter flights to destinations that do not have regular flights, such as Alaska, Palau, and flights from regional airports to Honolulu.

To aggressively meet business demand, we began the "JAL Corporate Flight Advantage Program" in April 2005, for small to medium-sized businesses. In addition, in January 2006, we began the "JAL Overseas Assignee Plan," which provides various benefits to Japanese business people working overseas.

We implemented the above policies, but because of decreases in supply due to streamlining route operations and other factors, the JAL Group's total number of international passengers fell by 3.8% from the previous fiscal year to 14.18 million. Nevertheless, operating revenue was up by 2.8% from the previous fiscal year, at ¥690.2 billion, thanks to our fare revisions and other measures.

Domestic Passenger Operations

In order to minimize the effect of the revision in slot assignments on arrivals and departures at Haneda and Itami international airports, we made fine-tuned adjustments to the number of flights and aircraft used, based on seasonal fluctuations in demand. We have also worked to improve the balance of revenue and expenditure to deal with steep rises in fuel prices by gradually transferring the operation of 4 MD81 aircraft from Japan Airlines Domestic to JAL Express, a low-cost operation JAL Group airline, thus helping reduce costs.

We began operation of 10 flights on 6 routes from Kobe Airport, which opened in February 2006, to destinations such as Haneda, Sapporo, and Naha. When the New Kitakyushu Airport opened in March 2006, we aggressively expanded flights to Haneda and established new routes to Nagoya (Komaki) and Naha, to increase the number of passengers.

Class J, which has been popular with our customers since its introduction in June 2004, continued to have a high occupancy rate during the reporting period. For this reason, we decided to increase the number of Class J seats on large and medium-sized aircraft, and gradually introduce Class J on small-sized aircrafts, such as Boeing 737 and MD-90.

We expanded the number of airports that can use the "JAL IC Check-In Service" that we began in February 2005 to 44 in Japan, and began a service that allows customers to purchase airline tickets and tour products online, using "JAL IC Coupons." In addition, we have improved convenience for our customers by introducing the JAL My Flight Application, which makes it simpler and more convenient to use cell phones to do everything from making reservations to check-in. We also further upgraded our cutting edge JAL IC service.

We are working to set fares to be competitive so that customers want to use JAL Group airlines. To raise demand, we have expanded the dates set for bargain fares, and have continued the "Birthday Discount Fare" and "Otomo de male Discount Fare" that have been popular with our customers.

In addition to our existing campaigns for Okinawa, Hokkaido, Kyushu, Shikoku, and other destinations, we are promoting family travel and group travel during the summer vacation season and the end of the year, peak seasons for family travel. Our new promotional campaigns feature popular children's characters such as Mushi King and Tamagotchi.

Though we implemented the above initiatives, because a series of safety problems heavily impacted demand, especially from individual passengers, the JAL Group's total number of domestic passengers fell by 1.9% from the previous fiscal year, to 43.84 million, and revenue was down by 2.2% from the previous fiscal year, to ¥659.9 billion.

Cargo Operations

International cargo shipments were steady overall, affected positively by the expansion of the world economy, but the transportation volume was down somewhat from the previous fiscal year, because business was particularly brisk last year.

Cargo transportation was generally weak in the first half, but picked up beginning in early autumn, due to increased shipments of flat-screen TVs and semiconductor-related items, as well as increased shipments of Japanese automakers' parts for new model launches. Although imports of fresh products were sluggish, automotive-related imports were steady. We increased the number of flights on the Pacific and Hong Kong routes for the busy second half. In addition, we have expanded supply by operating extra flights to meet demand throughout the year, and beginning code-sharing for cargo flights with Singapore Airlines Cargo and Lufthansa Cargo to and from Chubu International Airport. Further, through the introduction of the Boeing 747-400 dedicated cargo aircraft , we were able to introduce direct flights to Europe that do not go through Anchorage from November. This has improved service by shortening flight time and reduced fuel and other costs.

At the cargo areas of Narita and Haneda airports, we became the first in the air cargo industry to introduce the Toyota Production System. We have been actively engaged in safety, quality, and productivity improvements, through Project M3, a system of improvement activities to eliminate excess, waste, and irregularities.

As a result, the JAL Group's total cargo transportation volume fell 3.0% from the previous fiscal year, to 4,541.29 million ton-kilometers, but through fuel surcharges and other means, we pushed revenue up by 5.4% over the previous fiscal year, to ¥180.5 billion.

Although domestic cargo operations slowly moved towards recovery starting in the early autumn, the transportation volume was down from the previous year due to the use of smaller aircraft and other factors.

We have actively worked to handle demand in the Kansai, Kyushu, and Chugoku regions with the opening of the Kobe Airport in February 2006 and the New Kitakyushu Airport in March.

We began a new transportation service on a commercial basis that uses a photo catalyst to retain a higher level of freshness for the products we transport. In August 2005, we invested in the new cargo airline Galaxy Airlines to enter for domestic late-night cargo market, where high growth is expected.

Because of the above, the JAL Group's total cargo transportation volume on domestic routes fell 1.6% from the previous fiscal year, to 388.44 million ton-kilometers, and revenue fell by 3.6% over the previous fiscal year, to ¥29.4 billion.

Other Operations

Airline-related businesses had strong performance, from steady business for in-flight meals and expansion of the scale of electric power supply we provide at Haneda Airport Passenger Terminal 2 and Chubu International Airport.

In the travel services, the number of overseas travelers decreased in the international passenger business due to route revision in our operations, but the number of travelers increased domestically, mainly to Okinawa.

In the card and lease business, revenues increased in the card business because of an increase in the number of JAL Card members.

In other commercial fields, sales of aircraft parts outside the JAL Group, real estate, and food related products increased significantly.

As a result, revenue from peripheral operations (after consolidation adjustments) rose by 7.5% from the previous fiscal year, to ¥683.7 billion.

(3) Issues to Be Addressed by the JAL Group

Regaining Trust of Customers and General Public

Due to a series of safety problems, the JAL Group was subject to a Business Improvement Order issued by the Minister of Land, Infrastructure, and Transportation in March 2005. Since then, the JAL Group has been working to implement measures for improvement. However, problems have occurred while we have been rebuilding our safe operation system, and we have not yet been able to regain the trust of shareholders and general public.

We believe that this is because management's efforts were insufficient to firmly establish safety as the top-priority issue among all employees of the Group, and because of lack of sufficient communication between top management and frontline staff and among departments. Based on reflection of the situation by each JAL Group members, all of us are working to improve safety standards by focusing on safety issues and attempting to judge things from the customer's viewpoint.

The Safety Advisory Group, an external committee of experts, presented a report in December titled "Recommendations for Revitalization as a Company with High Safety Standards." Based on these recommendations, we have increased cooperation with the JAL Group companies' safety organizations, and have established a Safety Promotion Department to administer safety improvements. We also established a Safety Promotion Center to foster our corporate culture for continued learning from past lessons. In addition, we are working on enhancing our safety education and training and improving our countermeasures against human errors.

The Safety Advisory Group will continue to advise us in FY2006.

Focusing on Customer Satisfaction

We will further develop our system for using feedback from customers to make improvements, and thoroughly enhance our products and service quality from the viewpoint of the customer, so that the JAL Group will continue to be selected by customers.

In April 2006, we entrusted all JAL Sales's airline ticket sales work to the operating company Japan Airlines International, and developed a structure for quickly reflecting feedback from customers in our business operations. We aim to provide valuable services, through full understanding our customers' true needs. For example, we will further enhance communication channels between frontline sales organizations and the Planning Department to plan products. We are working on raising awareness, on making employees aware that all work is connected to the customer, so that each employee will act based on the idea "If my family members or myself were a passenger . . ."

We are working to enhance service quality and improve fuel efficiency by retiring older aircraft. Based on this policy, we will introduce new Boeing 737-800 aircraft in FY2006 and new Boeing 787 aircraft in FY2008. Further, we are working to improve convenience for our customers by expanding our network of international routes through membership in **oneworld**.

Building a Robust Corporate Structure

The JAL Group has positioned FY2006 as the "Year of Revitalization" during which the Company will be reborn as a company whose top priorities are safety and the viewpoint of the customer. We will completing the integration process of Japan Airlines International and Japan Airlines Domestic by October 2006, and will streamline our business and foster unity in the JAL Group. We will continue to deepen the structural reforms that we have implemented up to now.

The JAL Group has positioned the three years between FY2006 and FY2008 as the phase for rebuilding our business foundation. Along with improving profitability by revising routes for the international passenger business and using smaller aircraft, we will continue making reforms to our cost structure, such as using IT to simplify work processes.

In addition, we will actively introduce new aircraft to handle the new business opportunities resulting from the internationalization and re-expansion of Haneda Airport in FY2009 and the expansion of the arrival and departure slots at Narita Airport, and use these opportunities to continue growth.

Through these activities, we will work towards achieving our targets of returning to the black ink in net income on a consolidated basis for FY2006, completing the rebuilding of our business foundation by the end of FY2008, and achieving an operating profit margin of 5% or higher on a consolidated basis for FY2010.

In order to proactively fulfill our corporate social responsibility (CSR), the JAL Group established a CSR Committee with the JAL Group CEO as the chair, and promoting CSR activities across the JAL Group.

The JAL Group will regain the trust of all its stakeholders by continuing safe operations on a daily basis. We will enable customers to feel secure and to enjoy our services. We aim to respond to the expectations of our stockholders by improving profitability and asset efficiency, ensuring financial soundness, and building a robust corporate structure.

We offer our sincere gratitude for your continued understanding and support.

(4) Internal Control System of the JAL Group

The JAL Group will not only ensure safe operations, which are the foundation of our business, and fulfill the responsibility of generating a reasonable profit by providing excellent services through fair competition, but will also aim to be a corporate group that contributes to and fulfills its obligations as a member of society.

Based on this, we will comply with stipulations in the Corporation Law to establish our Basic Policy for an Internal Control System, ensure the effectiveness and efficiency of our work process as well as the reliability of our financial statements, and firmly maintain a structure that complies with relevant laws and regulations.

In addition, we will achieve our business targets and enhance our enterprise value by minimizing risks through precisely identifying factors that potentially could have a material effect on our business performance.

(5) Capital Investments and Fund Procurement

a. Capital Investments

The aggregate amount of capital investment by the JAL Group during the term was ¥145.4 billion, up by 23.7% year-on-year. This comprised ¥107.5 billion of investments in aircraft, up by 68.9%; ¥19.3 billion in ground equipment, down by %; and ¥18.5 billion in intangible fixed assets, down by 12.8%.

A total of 11 new aircraft were introduced during the term, of which 2 were purchased and 9 were leased. In addition, 12 aircraft were purchased upon the expiry of their leases, and 17 were decommissioned.

Among the aircraft currently on order, eighty were included in the capital investment made during the term.

b. Fund Procurement

To procure the funds required for the capital investment described above, the Company raised a total of ¥57.2 billion in the form of long-term borrowings.

(6) Business Results and Assets

a. JAL Group's Business Results and Assets

Item	1st term (FY2002)	2nd term (FY2003)	3rd term (FY2004)	4th term (FY2005)
Operating revenue (¥ Million)	2,083,480	1,931,742	2,129,876	2,199,385
Ordinary income (¥ Million)	15,840	(71,938)	69,805	(41,608)
Net income (¥ Million)	11,645	(88,619)	30,096	(47,243)
Net income per share (¥)	5.92	(45.19)	15.24	(23.88)
Total assets (¥ Million)	2,172,284	2,133,418	2,162,654	2,161,240
Net assets (¥ Million)	254,256	159,273	194,746	148,066
Net assets per share (¥)	129.66	81.16	98.34	74.78

Notes:

1. Parentheses indicate losses.
2. The Company was established as a holding company on October 2, 2002, through the business integration of Japan Air lines and Japan Air system.
3. Net income per share is calculated based on the average number of issued shares for the entire term, and the net assets per share is calculated based on the number of issued shares at the end of the term. In each case, the number of shares of treasury stock is deducted from the number of issued shares.

For the first term, the JAL Group posted net income of ¥11.6 billion. The factors behind this were that the aftereffects of the September 11 terrorist attacks in the U.S. lingered amid mounting uncertainty about the prospects for the world economy, causing passenger demand on international routes to slacken, but demand in the cargo and domestic passenger sectors were robust.

In the second term, the fiscal year to March 2004, in spite of cost reductions achieved through the business integration there was a substantial decline in passenger demand on international routes owing to developments such as the Iraq conflict and the SARS outbreaks. As a result, the Group incurred a net loss of ¥88.6 billion.

In the third term the fiscal year to March 2005, amidst a severe business environment caused by a surge in jet fuel prices, we recorded increased revenue thanks to an upward revision of the number of flights on regular routes (compared with the initial plan) as well as higher ticket prices. This combined with various successful cost-reduction measures to produce an improvement in the balance of income and expenditure, and the Company recorded a net income of ¥30 billion on a consolidated basis.

The situation in the term under review is described in the preceding section "1. Business Overview (1) Business Performance of JAL Group."

b. Company's Business Results and Assets

Item	1st term (FY2002)	2nd term (FY2003)	3rd term (FY2004)	4th term (FY2005)
Operating revenue (¥ Million)	3,176	21,329	16,197	23,260
Ordinary income (¥ Million)	40	10,167	489	8,595
Net income (¥ Million)	11	8,701	270	(132,336)
Net income per share (¥)	0.01	4.41	0.13	(66.82)
Total assets (¥ Million)	619,604	931,961	1,016,808	885,620
Net assets (¥ Million)	289,351	285,648	276,965	136,593
Net assets per share (¥)	146.24	145.54	139.84	68.98

Notes

1. Parentheses indicate losses.
2. The Company was established as a holding company on October 2, 2002, through the business integration of Japan Air Lines and Japan Air system. .
3. Net income per share is calculated based on the average number of issued shares for the entire term, and the net assets per share is calculated based on the number of issued shares at the end of the term. In each case, the number of shares of treasury stock is deducted from the number of issued shares.

The Company is the holding company for the JAL Group, and in that capacity it generates earnings from such sources as dividends from its operating subsidiaries,management guidance fees collected from those companies, fees for special fiduciary services and interest on loans.

2. Company Overview

[The statements hereafter are true as of March 31, 2006, unless otherwise specified.]

(1) The JAL Group's Principal Activities

Operation of scheduled and non-scheduled air transportation businesses, aircraft maintenance business, and additional and related businesses

(2) Principal Branch Offices and Service Centers of the JAL Group

JAL Head office: 4-11, Higashi-Shinagawa 2-chome, Shinagawa-ku, Tokyo

In Japan:	Sapporo, Hakodate, Asahikawa, Obihiro, Kushiro, Kitami, Aomori, Akita, Morioka, Yamagata, Sendai, Fukushima, Tokyo, Niigata, Nagoya, Kanazawa, Nagano, Osaka, Wakayama, Kobe, Okayama, Hiroshima, Sanin, Matsuyama, Kochi, Takamatsu, Tokushima, Fukuoka, Yamaguchi-Kitakyushu, Nagasaki, Oita, Kumamoto, Miyazaki, Kagoshima, Amami and Okinawa
Overseas:	Seoul, Busan, Beijing, Tianjin, Qingdao, Shanghai, Dalian, Xiamen, Guangzhou, Xian, Hangzhou, Hong Kong, Manila, Bangkok, Hanoi, Ho Chi Minh City, Singapore, Kuala Lumpur, Jakarta, Denpasar, Sydney, Brisbane, Auckland, New Delhi, Cairo, Moscow, Frankfurt, Amsterdam, Zurich, London, Paris, Madrid, Milan, Rome, Vienna, Guam, Vancouver, New York, Chicago, Atlanta, Los Angeles, San Francisco, Las Vegas, Anchorage, Honolulu, Kona, Mexico City, Sao Paulo, Taipei and Kaohsiung
Service Center:	Haneda Maintenance Center, Narita Maintenance Center

(3) JAL Group Fleet

Type of Aircraft	Number of Aircraft	Number of Seats or Maximum Weight Loading	Comments
B747-400 (long distance)	34	303 to 449 seats	1 is on lease.
B747LR-SUD (long distance)	14	350 to 483 seats	
B747LR (long distance)	5	383 to 435 seats	2are on lease.
B747-400D (short distance)	8	546 seats	1 is on lease.
B747SR-SUD (short distance)	1	563 seats	
B747-400F (cargo only)	2	110 tons	Both are on lease.
B747F (cargo only)	9	110 tons	2 are on lease.
(Subtotal)	(73)		
B777-200	14	380 to 398 seats	3 are on lease.
B777-300	7	472 seats	All are on lease.
B777-200ER	11	268, 302 seats	All are on lease.
B777-300ER	4	292 seats	3 are on lease
(Subtotal)	(36)		
A300-600R	22	290 seats	4 are on lease.
A300	3	298 seats	
(Subtotal)	(25)		
B767-200	3	207 seats	
B767-300	22	232, 270 seats	6 are on lease.
B767-300ER	14	237 seats	All are on lease.
(Subtotal)	(39)		
MD-90	16	166 seats	
MD-81	18	163 seats	6 are on lease.
MD-87	8	134 seats	
B737-400	23	145 to 167 seats	14 are on lease.
DHC 8-400	7	74 seats	4 are on lease.
YS-11	4	64 seats	
CRJ200	8	50 seats	All are on lease.
SAAB 340B	14	36 seats	4 are on lease.
DHC 8-100	4	39 seats	
BN-2B	3	9 seats	
Total	278		

(4) Shares

a. Number of Shares

Authorized: 7,000,000,000 shares
Issued: 1,982,383,250 shares

b. Number of Shareholders 329,922 (27,569 year-on-year increase)

c. Major Shareholders

Name	Shares (1,000)	Ratio of Voting Rights	Our investment	Ratio of shareholding
Tokyu Corporation	80,397	4.12%	—	—%
The Tokio Marine & Nichido Fire Insurance Co., Ltd.	75,471	3.87	—	—
Bank Of Tokyo-Mitsubishi UFJ, Ltd	44,722	2.29	—	—
Nissay Dowa General Insurance Co., Ltd	43,076	2.21	—	—
Nippon Life Insurance Company	41,756	2.14	—	—
Eitaro Itoyama	40,100	2.05	—	—
Fukoku Mutual Life Insurance Company	40,001	2.05	—	—
JAL Group Employees' Stockholding	36,144	1.85	—	—
Mizuho Corporate Bank, Ltd.	35,303	1.81	—	—
Japan Trustee Services Bank, Ltd. (Trust)	33,691	1.73	—	—

Note: Bank of Tokyo-Mitsubishi,Ltd and UFJ Bank Limited merged on January 1, 2006, to form the Bank Of Tokyo-Mitsubishi UFJ,Ltd .

(5) Purchase, Disposal, and Holding of Treasury Stock

a. Shares Purchased

Common Stock 758,095 shares
Amount of purchase ¥232million

b. Shares Disposed of

Common Stock 391,856shares
Amount of disposal ¥119million

c. Shares Held at the End of the Term

Common Stock 2,209,628shares

(6) Subscription Rights

a. Subscription Rights Currently Issued

Subscription rights pertaining to currently issued bonds with subscription rights

	Guaranteed Euroyen convertible bonds with subscription rights, maturing in 2011
Date of issuance decision	March 17, 2004
Number of subscription rights	100,000
Class & number of issued shares	227,272,727 ordinary shares
Issue price	Gratis
Conversion price	¥440
Period for exercise of conversion rights	April 19, 2004, to March 11, 2011

(7) JAL Group Employees

Field of operations	Employees
Air transportation	23,546
Airline-related	19,077
Travel services	4,733
Other business	5,654
Total	53,010

Note: The figure for employees includes employees of the entire Group.

(8) Members of the Corporate Group

a. Major Subsidiaries

Company Name	Capital (¥ Million)	Ratio of Voting Rights (%)	Main Line of Business
Japan Airlines International Co., Ltd.	188,550	100.0	Air transport business
Japan Airlines Domestic Co., Ltd.	21,486	100.0	Air transport business
Japan Asia Airways Co., Ltd.	4,310	100.0	Air transport business
Japan Trans Ocean Air Co., Ltd.	4,537	*53.1	Air transport business
JALways Co., Ltd.	3,000	*100.0	Air transport business
JAL EXPRESS Co., Ltd.	2,500	*100.0	Air transport business
Japan Air Commuter Co., Ltd.	300	*60.0	Air transport business
AGP Corporation	2,038	63.0	Power supply to aircraft
JAL Sales Co., Ltd.	1,000	100.0	Air ticket sales, travel product sales
JALPAK Co., Ltd.	900	*78.6	Travel product planning and sales
JAL Tours Co., Ltd.	80	*80.7	Travel product planning and sales
JAL Hotels Co., Ltd.	4,272	*90.7	Hotel management, hotel operation subcontractor
JALUX Inc.	2,558	*51.7	Wholesale, retail, non-life insurance agency, etc.

Notes:

1. An asterisk * indicates the ratio of shareholding including the shares owned by subsidiaries.
2. Japan Airlines International Co., Ltd. and JAL Sales Co., Ltd. merged on April 1, 2006, with the former being the surviving entity.
3. On October 5, 2005, the boards of directors of Japan Airlines International Co., Ltd. and Japan Airlines Domestic Co., Ltd. passed resolutions approving the merger of the two companies with effect from October 1, 2006, with the former being the surviving entity. A formal merger contract was signed between the two companies on March 10, 2006

b. Significant Developments and Results in the Corporate Group

Including the major subsidiaries above, the total number of consolidated subsidiaries stood at 152 (down by 4 from the previous term), and the number of affiliates accounted for by the equity method totaled 20 (down by 1 from the previous term).

The operating revenues of the JAL Group totaled ¥2,199.3billion, and net loss for the term totaled ¥47.2billion.

(9) Principal Creditors

Creditor	Loan Balance at the End of Term (¥ million)	Company Shares Held by Creditor	
		Shares Held (thousand shares)	Ratio of Voting Rights (%)
Development Bank of Japan	337,221	—	—
Bank Of Tokyo-Mitsubishi UFJ, Ltd	59,613	44,772	2.29
Mizuho Corporate Bank, Ltd.	42,253	35,303	1.81
Sumitomo Mitsui Banking Corporation	29,000	14,792	0.76
The Dai-ichi Mutual Life Insurance Company	13,497	8,647	0.44
Sumitomo Trust & Banking Co., Ltd.	13,000	—	—
Meiji Yasuda Life Insurance Company	11,520	4,533	0.23
Nippon Life Insurance Company	11,024	41,756	2.14
Mitsubishi UFJ Trust and Banking	10,000	10,166	0.52
Shinkin Central Bank	9,581	—	—

Note : Bank of Tokyo-Mitsubishi,Ltd and UFJ Bank Limited merged on January 1, 2006, to form The Bank Of Tokyo-Mitsubishi UFJ,Ltd .

(10) Directors and Auditors

Title	Name	Area of Responsibility
Representative Group CEO & President	Toshiyuki Shinmachi	Chairman, Safety Enhancement Task Force Chairman, Flight Safety Committee SVP, General Manager, Integration Conference Committee Chairman, CSR Committee Chairman, Corporate Compliance & Business Risk Management Committee
Representative Director & Executive Vice President	Katsuo Haneda	Assistant to the President SVP, General Manager, Corporate Safety SVP, Deputy General Manager, Integration Committee
Representative Senior Managing Director	Hidekazu Nishizuka	SVP, Deputy General Manager, Integration Committee SVP, General Manager Corporate Planning SVP, General Manager Human Resources Planning SVP, Corporate Compliance SVP, Public Relations
Managing Director	Takenori Matsumoto	SVP, Deputy General Manager,Corporate Safety SVP, Environmental Affairs SVP, Chairman, Environmental Affairs, CSR Committee
Senior Vice President	Nobuyoshi Sera	SVP, Investor Relations
Senior Vice President	Fumio Tsuchiya	SVP, Deputy General Manager, Corporate Planning SVP, Brand Management SVP, CSR Committee
Senior Vice President	Haruka Nishimastu*	SVP, Finance SVP, Purchasing
SVP (nonstanding)	Shunji Kono	Advisor, The Tokio Marine & Nichido Fire Insurance Co., Ltd.
SVP (")	Ken Moroi	Advisor, Taiheiyo Cement Corp.
SVP (")	Shinobu Shimizu	Advisor, Tokyu Corp.
Corporate Auditor (standing)	Yasunaka Furukawa	
CA(“)	Toshiyuki Sakai	
CA(“)	Shigeo Matsui	
CA	Seiso Neo	Standing Corporate Auditor, Japan Airlines International Co., Ltd.
CA	Yoshihisa Akiyama	Chairman, The Kansai Electric Power Co., Inc.
CA	Masao Nishimura	Former President, The Industrial Bank of Japan, Ltd.

Notes

1. Directors marked with *was newly elected director at the thirdannual general meeting of shareholders held on June 28, 2005 and duly took office.

2. On April 1, 2005, the office of Group Chief Executive Officer and Chairman Isao Kaneko also assumed Chairman, and Toshiyuki Shinmachi relinquished President and assumed the office of Group Chief Executive Officer and President, and Katsuo Haneda relinquished Senior Vice President and assumed Executive Vice President, and Hidekazu Nishizuka relinquished Executive Vice President and assumed Senior Managing Director, Takenori Matsumoto relinquished Senior Managing Director and assumed Managing Director.
3. On May 31, 2005, Chairman Isao Kaneko resigned from office and retired.
4. On June28, 2005, Senior Vice President Mitsuo Komatsubara retired when his term of office expired.
5. On March 31, 2006, Executive Vice President Katsuo Haneda, Senior Managing Director Hidekazu Nishizuka, Senior Vice President Takenori Matsumoto, Senior Vice President Nobuyoshi Sera resigned from office and retired.
6. On March 1, 2006 the Company held an extraordinary meeting of the Board of Directors at which the following changes were made to representative directors and other senior directors, all of who assumed their new offices on April 1, 2006.
   Senior Vice President Haruka Nishimastu was appointed Senior Managing Director
   Senior Vice President Fumio Tsuchiya was appointed Managing Director
7. Shunji Kono, Ken Moroi, and Shinobu Shimizu are outside directors as defined in Article 188, Paragraph 2(7)-2 of the Commercial Code.
8. Yoshihisa Akiyama and Masao Nishimura are outside auditors as stipulated in Article 18, Paragraph 1 of the Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Corporations.

The names and areas of responsibilities of the executive officers are as follows.

Title	Name	Area of Responsibility
Senior Executive Officer	Sumio Yasunaga	SEO, General Manager Corporate Affairs VP, Executive Secretariat Office
Senior Executive Officer	Hideyuki Kanenari	SEO, Marketing Strategy & Research SEO, Corporate Planning SEO, Corporate Affairs VP, Strategic Policy & Research
Executive Officer	Kimio Hiroike	EO, Associated Business EO, Deputy General Manager, Human Resources Planning
Executive Officer	Syunichi Saito *	SEO, IT Strategy and Planning

Notes:
1. * Syuinichi Saitoassumed office as a new executive officer on April 1, 2005.
2. On March 31, 2006, Senior Executive Officer Sumio Yasunaga and Senior Executive Officer Hideyuki Kanenari retired when their term of office expired.
3. On March 1, 2006 the Company held an extraordinary meeting of the Board of Directors at which the following changes were made to Senior Executive Officer and Executive Officer, all of whom assumed their new offices on April 1, 2006.
   Kiyoshi Kishida and katsuhiko Nawano were appointed Senior Executive Officer
   Kimio Hiroike, Toshio Yasunaka, Tetsuya Takenaka, Syunichi Saito, Masaaki Haga, Toshiro Moriya, Kunio Hirata, Atsuro Nishi were appointed Executive Officer

(11) Amount of Compensation Paid to Directors and Corporate Auditors

Directors (10): ¥114 million
Corporate auditors (6): ¥57 million

Notes

1. In addition to the above amounts, retirement bonuses totaling ¥14 million were paid to oneoutgoing

director.

(12) Amount of Compensation to be Paid to Independent Auditors

a. Aggregate amount of compensation to be paid by the Company and its consolidated subsidiaries to independent auditors:	259million yen
b. From the total in a, the aggregate amount of compensation to be paid by the Company and its consolidated subsidiaries to independent auditors as consideration for audit certification in accordance with Article 2, Clause 1 of the Certified Public Accountants Law:	246million yen
c. From the total in b, the amount of compensation to be paid by the Company as auditors' fees to independent auditors:	34million yen

Note: In the audit agreement between the Company and its independent auditors, the amounts of compensation for audits pursuant to the Commercial Code Special Measures Law and the amounts of compensation for audits pursuant to the Securities and Exchange Law are not demarcated and cannot practically be demarcated. Therefore, the amount in c above is the aggregate of these amounts.

3. JAL Group Subsequent Events

Japan Airlines International Co., Ltd. and JAL Sales Co., Ltd., both wholly-owned subsidiaries of Japan Airlines Corporation, merged with effect from April 1, 2006, with the former being the surviving entity.

4. Other Matters that May Significantly Affect the Business Performance or Financial Position of the JAL Group

(1) Lawsuits, etc.

The offices of the Frankfurt cargo depot of Japan Airlines International Co., Ltd. (JALI), an operating company with the status of wholly-owned subsidiary of Japan Airlines Corporation, the holding company, was subject to a raid by investigating officers of the European Union's anti-monopoly authorities on February 14, 2006, on suspicion of the company's involvement in an air cargo price-fixing cartel. On the same day, the offices of JALI's cargo depot in New York were raided by officers of the U.S. Department of Justice on the same suspicion.

Subsequent to these investigations, on February 17 and other dates, a number of lawsuits were brought before courts in the United States by U.S. cargo owners against not only JALI but also a number of other air cargo carriers. The lawsuits and class action suits intended to put a stop to the price-fixing activities which the airline companies are alleged to have engaged in, as well as to seek compensation for financial damage suffered as a result of the alleged price-fixing cartels. It remains unclear how much financial compensation is being sought in these lawsuits.

These on-site inspections and class action lawsuits may, of course, have a significant impact on the business performance of the JAL Group, but as it is unclear at the present moment which or how many countries or supranational groupings (such as, but not limited to, the European Union, the United States of America, Switzerland, and New Zealand) are pursuing such investigations, it is not possible to make a rational forecast of the end-result.

(2) Order Received from Fair Trade Commission to Desist from Misleading Advertising and the Offering of Unreasonable Premiums

Japan Airlines Domestic Co., Ltd., a wholly owned subsidiary of Japan Airlines Corporation, was accused by the Fair Trade Commission of acting, with respect to the company's advertising of flights on domestic routes in certain regions of Japan, in contravention to the stipulations of the Act Against Unjustifiable Premiums and Misleading Representations. The company was ordered to cease such practices. The management of Japan Airlines Corporation wishes to apologize sincerely to all its shareholders, customers, and other business partners and stakeholders for any worry and trouble caused them by this incident.

From here onward, the JAL Group will take measures to thoroughly ensure that it employs no advertising likely to mislead its customers.

---

1. The amounts and quantities listed in this Business Report are rounded down to the nearest unit of measure indicated.

2. Pursuant to Article 105, Paragraph 2, of Enforcement Regulations of the Commercial Code, business reports shall principally state consolidated information as of the business report for the third term.

Consolidated Balance Sheet As of March31, 2006

(Millions of yen)

Assets	Amount
I. Current assets	
Cash and deposits	173,948
Accounts and notes receivable - trade	237,479
Short-term investments in securities	5,936
Supplies	83,717
Deferred income taxes	9,539
Other	179,695
Less: Allowance for doubtful accounts	(2,996)
Total current assets	687,319
II. Fixed assets	
(Tangible fixed assets)	(1,152,762)
Buildings and structures	203,039
Machinery, equipment and vehicles	31,743
Flight equipment	791,098
Land	55,979
Construction in progress	49,551
Other	21,348
(Intangible fixed assets)	(72,075)
Software	70,373
Other	1,701
(Investments and other assets)	(249,076)
Investments in securities	88,750
Long-term loans	14,582
Deferred income taxes	52,085
Other	96,043
Less: Allowance for doubtful accounts	(2,385)
Total fixed assets	1,473,913
III. Deferred charges	
Bond issuance expenses	6
Total deferred charges	6
Total assets	2,161,240

Liabilities	Amount
I. Current liabilities	
Accounts payable - trade	237,803
Short-term borrowings	6,562
Current portion of bonds	30,000
Current portion of long-term loans	113,045
Accrued income taxes	4,700
Deferred income taxes-current	29
Other	252,702
Total current liabilities	644,844
II. Non-current liabilities	
Bonds	280,000
Long-term loans	800,001
Accrued pension and severance costs	139,753
Deferred income taxes-non-current	1,340
Other	119,784
Total non-current liabilities	1,340,879
Total liabilities	1,985,724
Minority interests	27,449
Stockholders' equity	
I. Capital stock	100,000
II. Capital surplus	136,145
III. Accumulated deficit	(90,186)
IV. Net unrealized gain on investments in securities, net of taxes	8,777
V. Translation adjustments	(5,776)
VI. Treasury stock	(892)
Total stockholders' equity	148,066
Total liabilities and stockholders' equity	2,161,240

Consolidated Statement of Operations As of March31, 2006

(Millions of yen)

	Operating revenue	Amount
Ordinary income/loss	Operating revenues	
	Operating revenues	2,199,385
	Total operating revenues	2,199,385
	Opreating expenses	2,226,220
	(Cost of operating revenues)	1,839,190
	(Selling, general and administrative expenses)	387,029
	Operating loss	26,834
	Non-operating income	
	Non-operating income	
	Total non-operating income	26,378
	(Interest and dividend income)	3,713
	(Equity in earnings of affiliates)	1,899
	(Exchange gain)	12,170
	(Other)	8,593
	Non-operating expenses	
	Total non-operating expenses	41,152
	(Interest expense)	21,811
	(Other)	19,340
	Ordinary loss	41,608
Extraordinary profit/loss	Extraordinary gain	
	Total extraordinary gain	30,471
	(Gain on sales of fixed assets)	19,093
	(Gain on partial termination of the defined benefit plan)	6,810
	(Other extraordinary gain)	4,567
	Extraordinary loss	
	Total extraordinary loss	35,303
	(Loss on sales and disposal of fixed assets)	6,052
	(Loss on impairment of fixed assets)	18,705
	(Special termination benefits)	4,033
	(Other)	6,511
Loss before income taxes and minority interests		46,440
Income taxes - current		8,419
Income taxes - deferred		(9,966)
Minority interests		2,350
Net loss		47,243

Notes to Consolidated Financial Statements

Basis of Presentation of the Consolidated Financial Statements

1. Scope of Consolidation

(1) Consolidated subsidiaries

Number of consolidated subsidiaries: 152

Consolidated subsidiaries are stated in the Business Report section 2. Company Overview, (8) Members of the Corporate Group, a. Status of Major Subsidiaries.

JAL GROUP SENIOR CENTER is a newly consolidated subsidiary by its incorporation. NIKKO INFLIGHT CATERING CO., LTD., was excluded from the scope of consolidation following the sales of its shares. JAPAN FUEL TRADING CO., LTD. and HOTEL NEW NIKKO DE PARIS S.A.S were both liquidated and JALTOUR GMBH merged into JALPAK INTERNATIONAL (GERMANY) GMBH, and as a result, those formerly consolidated subsidiaries are excluded from the scope of consolidation. In addition, JAL TRAVEL NAGASAKI CO., LTD. was excluded from the scope of consolidation from materiality perspective.

(2) Non-consolidated subsidiaries

Name of major non-consolidated subsidiary
JAL FSC Lessee (Chi) Company, Ltd.

The total assets, operating revenue, net income (loss) and retained earnings of the non-consolidated subsidiaries are all small in scale, and have no material effect in the aggregate on the consolidated financial statements. They have therefore been excluded from the scope of consolidation.

2. Application of the Equity Method

(1) Non-consolidated subsidiaries and affiliates accounted for by the equity method

Number of non-consolidated subsidiaries and affiliates, which are accounted for by the equity method: 20
Names of the major non-consolidated subsidiaries and affiliates , which are accounted for by the equity method:

JAMCO Corporation, Airport Facilities Co., Ltd., Tokyo City Air Terminal Co., Ltd. and JAL Information Technology Co., Ltd.

TNN GUAM INC., which had been accounted for by the equity method, was excluded from application of the equity method following the sales of its shares.

(2) Non-consolidated subsidiaries and affiliates not accounted for by the equity method

Name of the major non-consolidated subsidiary which is not accounted for by the equity method.

JAL FSC Lessee (Chi) Company, Ltd.

The non-consolidated subsidiaries and affiliates not accounted for by the equity method had an insignificant effect on consolidated net loss and retained earnings and had no material effect on the consolidated financial statements. They have thus been excluded from being accounted for by the equity method.

3. Fiscal Years of Consolidated Subsidiaries

The balance sheet date of 25 consolidated subsidiaries including Pacific Fuel Trading Corporation is

December 31 and the balance sheet date of Official Filing Co., Ltd. is February 28.Any significant differences in inter-company transactions between the balance sheet dates of those subsidiaries and the balance sheet date of the consolidated financial statements have been adjusted, if necessary.

4. Significant Accounting Policies

(1) Valuation of significant assets

(a) Investment in securities: Other securities

Marketable securities: Stated at fair value as of the fiscal year end (Revaluation difference is reported as a separate component of stockholders' equity, net of taxes.

Cost of securities sold is determined principally by the moving average method.

Non-marketable securities: Stated at cost determined by the moving average method

(b) Inventories: Stated primarily at cost by the moving average method

(c) Derivatives: Stated at fair value

(2) Depreciation of fixed assets

Aircraft (including spare engines and spare parts): Straight-line method or declining balance method

Tangible fixed assets excluding aircraft:

Japan Airlines International Co., Ltd. and Japan Airlines Domestic Co., Ltd.	Straight-line method
Others	Principally, the declining balance method

Intangible fixed assets: Straight-line method

(3) Amortization of deferred charges

Bond issuance expenses: Amortized by straight line method over a period of three years.

(4) Provision of significant allowances:

(a) Accrued pension and severance costs

- To provide for employees' severance indemnities, a provision is recorded based on the projected benefit obligation and the plan assets as of the fiscal year end.

- The unrecognized obligation at transition is being amortized by the straight-line method principally over a period of fifteen years.

- The adjustment for actuarial assumptions is being amortized by the straight-line method over a period ranging from 5 to 15 years, which falls within the average remaining years of service of the employees when incurred at respective fiscal year ends. Amortization is computed from the fiscal year subsequent to the year in which the adjustment was recorded.

- Past service cost is principally charged to income as incurred. However, certain consolidated subsidiaries have amortized past service cost by the straight-line method over a period which is less than the average remaining years of service of the employees.

- The JAL Group Pension Fund established by certain consolidated subsidiaries, whose operation was reorganized on April 1,2006, received approval from the Minister of Health, Labor and Welfare with respect to its application for exemption from the benefit obligation related to future employee services under the substitutional portion of the WPFP on April 1, 2005 and the portion related to past service on April 1,2006.

- At the fiscal year end, the amount to be transferred (minimum actuarial liability) was estimated at ¥7,894 million. The potential effects on the result of operations in accordance with paragraph 44–2 of the "Practical Guidelines on Retirement Benefits Accounting (Interim R eport),"Report No.13 of the Accounting System Committee of the Japanese Institute of Certified Public Accountants were an extraordinary income of ¥1,526 million and an extraordinary loss of ¥842 million, respectively, assuming that the transfer of the substitutional portion of the benefit obligation had been completed as of the fiscal year end.

- The aforementioned extraordinary loss of ¥842 million was recognized in this fiscal year by crediting accrued pension and severance costs.

- On October 1, 2005, Japan Airlines International Co., Ltd. ("JALI") introduced a revised pension scheme under which employees have the option to change a portion of their existing lump-sum payment of retirement benefits to a defined contribution plan or to an early payment scheme. As a result, loss before income taxes and minority interests decreased by ¥6,810 million for the year ended March 31,2006. A portion of the unrecognized obligation at transition, which relates to reducing the benefit obligation by revision of the pension scheme, has been amortized by the straight-line method over a period of 8 years by applying Paragraph 15"Transitional Arrangement," of "Accounting for the Transfer between Retirement Benefit Plans" (Accounting Standard Implementation Guidance No. 1) As a result, loss before income taxes and minority interests decreased by of ¥1,033 million for the year ended March 31,2006.

- Certain consolidated subsidiaries transferred a portion of their retirement benefit plans to defined contribution plans primarily on July 1, 2005 or April 1, 2006, and applied "Accounting for Transfer between Retirement Benefit Plans" (Accounting Standard Implementation Guidance No. 1). As a result, loss before income taxes and minority interests increased by ¥643 million for the year ended March 31,2006.

(b) Allowance for doubtful accounts:

The allowance for doubtful accounts is provided based on the Company's historical experience of losses on receivables. In addition to the aforementioned general allowance, the allowance for doubtful accounts includes a provision for specific potentially uncollectible receivables.

(5) Translation of significant accounts denominated in foreign currencies

Foreign currency receivables and payables are translated into yen at the applicable year-end exchange rates and any gain or loss on translation is included in current earnings. Adjustments arising from the translation of assets, liabilities, revenues and expenses of the consolidated subsidiaries and affiliates which are accounted for by the equity method are included in minority interests and stockholders' equity.

(6) Accounting for significant leases

Finance leases which do not transfer the ownership of the leased property to the lessee are principally accounted for as operating leases.

(7) Hedge accounting

Deferred hedge accounting is adopted. Foreign receivables and payables for which currency forward exchange contracts are designated are translated at the applicable forward foreign exchange rates. Interest rate swaps are accounted for by special method if certain conditions are met.

(8) Accounting for consumption taxes

Tax exclusion method is adopted.

(9) Adoption of consolidated tax return system

The Company and certain domestic subsidiaries have adopted the consolidated tax return system.

(10)Amortization of consolidation adjustments

Goodwill acquired is amortized by the straight-line method over a period of five years.

(11)Valuation of assets and liabilities of consolidated subsidiaries

The assets and liabilities of newly consolidated subsidiaries are revalued at fair value.

5. Change in Accounting Policy

Accounting standard for impairment of fixed assets

Effective this fiscal year, the Company and its domestic consolidated subsidiaries adopted a new accounting standard for the impairment of fixed assets ("Opinion Concerning the Establishment of an Accounting Standard for the Impairment of Fixed Assets" issued by the Business Accounting Council on August 9, 2002) and the "Implementation Guidance on the Accounting Standard for the Impairment of Fixed Assets" (Accounting Standard Implementation Guidance No. 6 issued on October 31, 2003) as this standard and its Implementation Guidance has been applied to the accounting period beginning on and after April 1, 2005. The effect of the adoption of this standard was to decrease operating loss and ordinary loss by ¥158 million and by ¥156 million, respectively, and to increase loss before income taxes and minority interests by ¥18,549 million for the fiscal year ended March31, 2006.

6. Notes to Consolidated Balance Sheet

(1) Fractional amounts of less than one million yen have been omitted.

(2) Accumulated depreciation of tangible fixed assets ¥1,582,627 million

(3) Assets pledged as collateral

Flight equipment	¥549,678 million
Supplies	¥51,876 million
Investments in securities	¥53,705 million
Land, buildings and other	¥177,084 million

Shares in certain consolidated subsidiaries have been pledged as collateral.

(4) Contingent liabilities

Guarantees	¥16,887 million
Commitments such as guarantees, keep-well agreements and other	¥686 million

JALI, a wholly owned subsidiary of the Company, is alleged to have been involved in anti-competitive practices such as price-fixing and collusion with several international cargo operators and its cargo operation office in Frankfurt was investigated by the European Union antitrust authorities on February 14, 2006. On the same date, the U.S. Department of Justice inspected JALI's cargo operation office in New York. In relation to the investigation of alleged anti-competitive practices, certain air cargo customers have filed several class action lawsuits in the U.S since February 17, 2006 against international cargo operators including JALI claiming that alleged price-fixing practices have damaged their interests and such practices should be injuncted. No specific amounts of damages or compensation have been claimed in these class action proceedings. Management of the Company holds the view that these investigations and class action lawsuits on alleged anti-competitive practices could have a material impact on the results of operations of the Company and the group. However management is unable to estimate the possible outcome of the ongoing investigations and class action lawsuits reasonably at this stage since investigations by the authorities of a number of jurisdictions which include, but may not be limited to, the European Union, the United States, Switzerland and New Zealand are still ongoing.

7. Notes to Consolidated Statement of Operations

(1) Fractional amounts of less than one million yen have been omitted.

(2) Net loss per share ¥23.88

8. Subsequent Event

JALI, a wholly owned subsidiary of the Company as the surviving company, and JAL Sales Co, Ltd., a wholly owned subsidiary of the Company, merged on April 1, 2006.

Report of Independent Auditors
(Consolidated)

The Board of Directors
Japan Airlines Corporation

May 16, 2006

ERNST & YOUNG SHINNIHON

Tsunetoshi Harada
Designated and Engagement Partner
Certified Public Accountant

Shinichiro Suzuki
Designated and Engagement Partner
Certified Public Accountant

Hirohisa Fukuda
Designated and Engagement Partner
Certified Public Accountant

In accordance with Section 3 of Article 19-2 of "The Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Joint Stock Corporations," we have audited the consolidated balance sheet and the consolidated statement of operations of Japan Airlines Corporation applicable to the 4th fiscal year from April 1, 2005 to March 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion independently on these consolidated financial statements.

We conducted our audit in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion. Our audit included procedures applied to the accounts of the Company's consolidated subsidiaries as considered necessary.

As a result of our audit, it is our opinion that the consolidated financial statements present properly the consolidated financial position and the consolidated results of their operations of Japan Airlines Corporation and its consolidated subsidiaries in accordance with the related regulations and the Articles of Incorporation.

As described in Note 5, "Change in accounting policy," effective this fiscal year the Company adopted a new accounting standard for impairment of fixed assets. It is our opinion that this change is appropriate as it follows the introduction of the new accounting standard effective the fiscal year beginning on and after April 1, 2005.

The subsequent event relating to a merger between the Company's subsidiaries is described in the consolidated financial statements.

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Law.

Copy of Report of the Board of Corporate Auditors (translation)

Report of the Board of Corporate Auditors

(consolidated)

May 23, 2006

We, the Board of Corporate Auditors of Japan Airlines Corporation, have received from each Corporate Auditor a report on auditing methods used and the results of its audits on the consolidated financial statements (consolidated balance sheet and consolidated statement of operations) during the fourth fiscal year from April 1, 2005 to March 31, 2006, and have compiled this audit report after consultations, and do hereby report as follows;

1. Outline of the auditing method used by Corporate Auditor

   In accordance with the auditing policies and other guidelines set down by the Board of Corporate Auditors, each Corporate Auditor conducted an audit of the consolidated financial statements, after having received relevant reports and explanations from directors, other officers and independent auditors.

2. Results of audits

   The method used and results obtained by the independent auditors, ERNST & YOUNG SHINNIHON, have been recognized to be proper and fair.

Yasunaka Furukawa, Corporate Auditor (standing)
Toshiyuki Sakai, Corporate Auditor (standing)
Shigeo Matsui, Corporate Auditor (standing)
Seiso Neo, Corporate Auditor
Yoshihisa Akiyama, Corporate Auditor
Masao Nishimura, Corporate Auditor

The Board of Corporate Auditors
Japan Airlines Corporation

(Note) Yoshihisa Akiyama and Masao Nishimura are outside statutory auditors as stipulated in Article 18, Paragraph 1 of the Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Corporations.

Non-Consolidated Balance Sheet (As of March 31, 2006)

(Millions of yen)

Assets

Item	Amount
I. Current assets	
Cash and deposits	3,129
Accounts receivable – trade	2,296
Short-term loans receivable from a subsidiary	11,700
Current portion of long-term loans receivable from subsidiaries	53,084
Prepaid expenses	46
Accounts receivable - other	5,338
Deferred income taxes	27
Other	20
Total current assets	75,644
II. Fixed assets	
(Tangible fixed assets)	(35)
Tools, furniture and fixtures	35
(Intangible fixed assets)	(11)
Software	11
Other	0
(Investments and other assets)	(809,791)
Investments in securities	249
Investments in subsidiaries	220,629
Long-term loans receivable from subsidiaries	588,769
Deferred income taxes	95
Other	47
Total fixed assets	809,839
III. Deferred charges	
Start-up costs	130
Bond issuance expenses	6
Total deferred charges	137
Total assets	885,620

Liabilities

Item	Amount
I. Current liabilities	
Accounts payable - trade	471
Current portion of long-term loans	53,084
Accounts payable – other	4,062
Accrued income taxes	105
Accrued expenses	2,239
Other current liabilities	131
Total current liabilities	60,095
II. Non-current liabilities	
Bonds	130,000
Long-term loans	558,769
Accrued pension and severance costs	16
Other	146
Total non-current liabilities	688,932
Total liabilities	749,027

Stockholders' Equity

Item	Amount
I. Capital	
Capital stock	100,000
II. Capital surplus	
Additional paid-in capital	105,069
Other capital surplus	63,458
Transfer from additional paid-in capital	63,406
Gain on disposal of treasury stock	52
Total capital surplus	168,528
III. Accumulated deficit	(131,274)
IV. Treasury stock	(659)
Total stockholders' equity	136,593
Total liabilities and stockholders' equity	885,620

Non-Consolidated Statement of Operation From April 1, 2005 to March 31, 2006

(Millions of yen)

Item			Amount	
Ordinary income/loss	Operating revenues/ expenses	Operating revenues		23,260
		Operating revenues	23,260	
		Operating expenses		14,555
		Cost of operating revenues	8,963	
		Selling, general, and administrative expenses	5,591	
		Operating income		8,705
	Non-operating income/loss	Non-operating income		63
		Interest income	3	
		Other non-operating income	59	
		Non-operating expenses		173
		Interest expense	0	
		Amortization of start-up costs	130	
		Other non-operating expenses	42	
	Ordinary income			8,595
Extraordinary gain/loss	Extraordinary loss			140,495
	Loss on revaluation of investments in subsidiaries		140,433	
	Loss on cancellation of software lease		61	
Loss before income taxes				131,900
Income taxes - current				409
Income taxes - deferred				27
Net loss				132,336
Unappropriated retained earnings at beginning of the year				1,062
Accumulated deficit at end of the year				131,274

Notes to Non-Consolidated Financial Statements

1. Significant Accounting Policies

(1) Valuation of investments in securities
Investments in subsidiaries: Stated at cost determined by the moving average method
Other securities Non-marketable securities: Stated at cost determined by the moving average method

(2) Depreciation of fixed assets
Straight-line method

(3) Amortization of deferred charges
Start-up costs: Amortized over a period of five years
Bond issuance expenses: Amortized over a period of three years

(4) Provision of significant allowances
Accrued pension and severance costs
To provide for employees' severance indemnity, a provision is recorded based on the projected benefit obligation as of the fiscal year end.

(5) Accounting for significant leases
Finance leases which do not transfer the ownership of the leased property to the lessees are principally accounted for as operating leases.

(6) Hedge accounting
Interest rate swaps are accounted for by special method if certain conditions are met.

(7) Accounting for consumption taxes
Amounts are recorded exclusive of consumption tax.

(8) Adoption of consolidated tax return system
The consolidated tax return system has been adopted.

2. Change in Accounting Policy

Accounting standard for impairment of fixed assets
Effective this fiscal year, the Company adopted a new accounting standard for impairment of fixed assets ("Opinion Concerning the Establishment of an Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Council on August 9, 2002) and the "Implementation Guidance on the Accounting Standard for Impairment of Fixed Assets" (Accounting Standard Implementation Guidance No. 6 issued on October 31, 2003) as this standard and its Implementation Guidance has been applied to the accounting period beginning on and after April 1, 2005. The effect of the adoption of this standard was nil for the fiscal year ended March 31, 2006.

3. Notes to Balance Sheet

(1) Fractional amounts of less than one million yen have been omitted.
(2) Short-term receivables from subsidiaries: ¥70,406 million
Short-term payables to subsidiaries: ¥4,543 million
Long-term receivables from subsidiaries: ¥588,770 million

The amounts above include amounts to and from subsidiaries which are presented separately in the balance sheet.

(3) Accumulated depreciation of tangible fixed assets: ¥24 million

(4) Assets pledged as collateral

Investment in subsidiaries	¥15,792 million

This amount includes assets provided for real guarantees.

(5) Contingent liabilities for guarantees: ¥669,929 million

(6) Amount of deficit in capital paid-in: ¥68,475 million

3. Notes to Statement of Operation

(1) Fractional amounts of less than one million yen have been omitted.

(2) Transactions with subsidiaries

Operating revenues:	¥23,260 million
Operating expenses:	¥1,603 million
Non-operating transactions:	¥63 million

(3) Net loss per share: ¥66.82

Proposal for Disposition of Accumulated Deficit

(1) Disposition of accumulated deficit

Item	Amount
Accumulated deficit	¥131,274,633,102
The proposed disposition is as follows:	
Transfer from other capital surplus	¥63,458,885,168
Transfer from additional paid in capital	¥67,815,747,934
Accumulated deficit to be carried forward	¥0

(2) Appropriation of other capital surplus

Item	Amount
Other capital surplus	¥63,458,885,168
The proposed appropriation is as follows:	
Disposition of Accumulated deficit	¥63,458,885,168
Unappropriated other capital surplus to be carried forward	¥0

Copy of Report of Independent Auditors (translation)

Report of Independent Auditors

The Board of Directors
Japan Airlines Corporation

May 16, 2006

ERNST & YOUNG SHINNIHON

Tsunetoshi Harada
Designated and Engagement Partner
Certified Public Accountant

Shinichiro Suzuki
Designated and Engagement Partner
Certified Public Accountant

Hirohisa Fukuda
Designated and Engagement Partner
Certified Public Accountant

In accordance with Section 1 of Article 2 of "The Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Joint Stock Corporations," we have audited the balance sheet, the statement of operations, the accounting matters stated in the business report, the proposal for disposition of accumulated deficit and the accounting matters stated in the supplementary schedules of Japan Airlines Corporation applicable to the 4th fiscal year from April 1, 2005 to March 31, 2006. The accounting matters which we have audited in the business report and the supplementary schedules were derived from the accounting books and records of the Company. These financial statements and the supplementary schedules are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these financial statements and the supplementary schedules based on our audit.
We conducted our audit in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and the supplementary schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit included procedures applied to the accounts of the Company's subsidiaries as considered necessary.

As a result of our audit, it is our opinion that:

a) the balance sheet and the statement of operations present properly the Company's financial position and the results of its operations in accordance with the related regulations and the Articles of Incorporation,

b) the accounting matters stated in the business report present properly the Company's affairs in accordance with the related regulations and the Articles of Incorporation,

c) the proposal for disposition of accumulated deficit is presented in accordance with the related regulations and the Articles of Incorporation, and

d) there is nothing to point out as to the accounting matters stated in the supplementary schedules in accordance with the provisions of the Commercial Code.

The subsequent event relating to a merger between the Company's subsidiaries is described in the business report.

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Law.

Copy of Report of the Board of Corporate Auditors (translation)

Report of the Board of Corporate Auditors

May 23, 2006

We, the Board of Corporate Auditors of Japan Airlines Corporation, have received from each Corporate Auditor a report on auditing methods used and the results of its audits on the execution of duties by the directors during the fourth fiscal year from April 1, 2005 to March 31, 2006,and have compiled this audit report after consultations, and do hereby report as follows;

1. Outline of the auditing method used by Corporate Auditor

In according with the auditing policies and other guidelines set down by the Board of Corporate Auditors, we attended meetings of the Board of Directors and other important meetings and also received business reports from directors and other officers, reviewed important approval and other documents, and investigated the operational and financial position of the Company. With respect to subsidiaries, we requested business reports as necessary and also investigated their operational and financial position and exchanged information and opinions with the corporate auditors of the subsidiaries. We also received reports and explanations from the independent auditors and examined the financial statements and the supplementary schedules.

With respect to competitive transactions by directors, transactions between directors and the Company in which their interests conflict, providing economic gains for no consideration by company, irregular transactions with subsidiaries or shareholders and acquisition or disposal of the Company's treasury stocks, in addition to the auditing method mentioned above, we requested reports from directors and other officers and investigated the condition of the transactions concerned as necessary.

2. Results of audits

(1) The method used and results obtained by the independent auditors, ERNST & YOUNG SHINNIHON, have been recognized to be proper and fair.
(2) The business report has been recognized to comply with the law and the Articles of Incorporation, and to correctly reflect the status of the Company;
(3) The proposal for disposal of deficit is recognized to be proper in view of the Company's financial position and other circumstances;
(4) The supplementary schedules correctly reflect the particulars that should be stated, and there are no particulars for which comment is required;
(5) No unjust act or serious violation of the laws or the Articles of Incorporation has been detected as to directors performing their duties.
With respect to competitive transactions by directors, transactions between directors and the Company in which their interests conflict, providing economic gains for no consideration by the Company, irregular transactions with subsidiaries or shareholders and acquisition or disposal of the Company's shares in treasury, there is no violation of duties by any directors, either.
(6) As a result of investigation of subsidiaries, there is no matter to be pointed out as regards the execution of duties by the directors. We regrettably report that one of major subsidiaries of the Company was accused by the Fair Trade Commission of acting, with respect to the company's advertising of flights on domestic routes in certain regions of Japan, in contravention of the stipulations of the Act Against Unjustifiable Premiums and Misleading Representations. The company was ordered to cease such practices. The Board of Corporate Auditors will closely monitor measures to be taken by managements of the Company and the subsidiary to prevent the recurrence of violations of this kind.

Yasunaka Furukawa,Corporate Auditor (standing)
Toshiyuki Sakai, Corporate Auditor (standing)
Shigeo Matsui, Corporate Auditor (standing)
Seiso Neo, Corporate Auditor
Yoshihisa Akiyama, Corporate Auditor
Masao Nishimura, Corporate Auditor

The Board of Corporate Auditors
Japan Airlines Corporation

(Note) Yoshihisa Akiyama and Masao Nishimura are outside statutory auditors as stipulated in Article 18, Paragraph 1 of the Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Corporations.

1. Total shareholder voting rights: 1,952,472

2. Proposed resolutions and reference matters

Proposed Resolution No.1: Approval of proposal for disposing of deficit for the fourth business period (reporting term)

The details of the proposal for disposing of the deficit are given on Page 31 of the attached documents. The JAL Group as a whole recorded a significant loss on a consolidated basis for the reporting period, due to factors such as increased costs resulting from sharp rises in fuel prices and sluggish demand due to the occurrence of a series of safety issues. On a non-consolidated basis, too, the Company, the holding company of the Group, recorded a significant net loss for the reporting period, because of the posting of an extraordinary loss due to impairment of investments in consolidated subsidiaries.

Under these circumstances, we regret to announce that we have decided not to declare a dividend for the reporting period.

Regarding disposal of the deficit of 131,274,633,102 yen for the reporting period, the Company will make reversal of a part of statutory reserve included in capital surplus (67,815,747,934 yen) and all of the remaining portion of capital surplus (63,458,885,168 yen) to make up the shortfall. We ask all of you for your understanding.

Proposed Resolution No. 2: Amendments to the Articles of Incorporation

1. Outline of the proposed resolution and the reason for amendments

(1) In line with changes in regulations for public notices of companies making electronic public notice possible for companies, we propose to adopt an electronic public notice (i.e., notices via the Internet) instead of those by publication in the Nihon Keizai Shimbun newspaper. This will necessitate changes in Article 4 of the current Articles of Incorporation.

In the event that we are unable to give electronic public notice for any unavoidable reasons, we will give public notices by publication in the Nihon Keizai Shimbun issued in Tokyo, in the same manner as previously used.

(2) Upon the enactment of the Corporation Law (Law No. 86, 2005) on May 1, 2006, the management proposes to amend the Articles of Incorporation for the following reasons.

① We would like to add a new provision deemed necessary (new Article 16) because of the new establishment of a system which allows companies to disclose a part of the reference documents for the general meetings of shareholders via the Internet, so that information regarding such meetings can be disclosed to shareholders more thoroughly.

② We would like to add a new provision deemed necessary (new Article 24) because of the new stipulation allowing for the adoption of the resolutions of the board of directors by all directors' approval in written or electronic form to enable the Board of Directors of the Company to make decisions more swiftly.

③ We would like to add a new paragraph deemed necessary (new Article 31 Clause 2) because of the new stipulation allowing for the conclusion of the agreement for limitation of liabilities of the outside corporate auditors, so that the outside corporate auditors can fully fulfill the role that we expect of them.

④ We would like to add new provisions, and make amendments to the provisions, and modify the wording of the provisions, that are deemed necessary as for the deemed inclusion of certain provisions into the Articles of Incorporation upon the enactment of Corporation Law by Act for Amendments of Relevant Laws upon Enforcement of the Corporation Law (Law No. 87, 2005).

⑤ In addition to the above, we would like to make necessary amendments throughout the Articles of Incorporation, such as changes to cited text, terminology, and expressions, and changes to provisions regarding types of stock, changes to the number of the articles and so forth, all upon the enactment of Corporation Law.

(3) With the intention of speeding up decision-making and communication, we decided to substantively

integrate the Board of Directors of the Company, the JAL Group holding company, and those of its two major operating subsidiaries. The directors, with the exception of outside directors, of the Company will simultaneously serve as directors of the said subsidiaries. In accordance with this policy, we would like to increase the maximum number of directors from the current 15 to 20, and simplify the classification of director. Therefore, we makes propose to amend Article 12, Article 13, Article 16, and Article 19 of the current Articles of Incorporation.

2. Details of amendments

The details of the amendments are as follows.

(portions proposed for amendments are underlined)

Current Articles of Incorporation	Proposed Amendments
CHAPTER I GENERAL PROVISIONS	**CHAPTER I GENERAL PROVISIONS**
(New provision)	Article 4. Administrative Bodies Other than Directors and General Meetings of Shareholders, the Company shall appoint the following administrative bodies: (1) Board of Directors (2) Corporate Auditors (3) Board of Corporate Auditors (4) Accounting Auditors
Article 4. Method of Giving Public Notices All public notices to be given by the Company shall be given in the Nihon Keizai Shinbun published in Tokyo.	Article 5. Method of Giving Public Notices All public notices to be given by the Company shall be given as the electronic public notices. However, in the event that, due to an accident or for any other unavoidable reason, it becomes impossible to give electronic public notice, such public notices shall be given in the Nihon Keizai Shimbun published in Tokyo.
CHAPTER II SHARES	**CHAPTER II SHARES**
Article 5. Total Number of Authorized Shares The Company shall be authorized to issue Seven Billion (7,000,000,000) shares, out of which Six Billion (6,000,000,000) shares shall be shares of Common Stock and one billion (1,000,000,000) shares shall be shares of Type A Stock. However, in the event that shares of Common Stock are canceled or shares of Type A Stock are either canceled or converted into shares of Common Stock, the respective numbers of shares so canceled or converted shall be subtracted from the respective total numbers of shares authorized to be issued by the Company.	Article 6. Total Number of Authorized Shares The Company shall be authorized to issue a total of Seven Billion (7,000,000,000) shares, of which Six Billion (6,000,000,000) shares shall be of Common Stock, and one billion (1,000,000,000) shall be of Type A Stock.
(New provision)	Article 7. Issue of Share Certificates The Company shall issue share certificates for all classes of shares.
Article 6. Shares 6.1 The number of shares of one unit of the Company shall be One Thousand (1,000) shares of Common Stock or Type A Stock respectively. 6.2 The Company shall not issue share certificates for shares that are less than one unit of shares (hereinafter to be referred to as "shares falling short of one unit," except when stipulated otherwise in	Article 8. Shares 8.1 The number of shares of one unit of share of the Company shall be One Thousand (1,000) for both Common Stock and Type A Stock respectively. 8.2 The Company shall not issue share certificates for shares that are less than one unit of shares, except when stipulated otherwise in the Share Handling Regulations.

Current Articles of Incorporation	Proposed Amendments
the Shares Handling Regulations. 6.3 Shareholders who hold a number of the Company's shares falling short of one unit may request the Company to sell additional shares to make one unit (hereinafter to be referred to as "purchase request"). This shall not apply, however, if such a request is made and the Company does not have the necessary number of treasury stocks to be transferred according to such a request. 6.4 In accordance with the provision of Article 211-3.1.2 of the Commercial Code, the Company may purchase its own stocks by means of a resolution by the Board of Directors.	8.3 Shareholders (including Beneficial Shareholders; hereinafter the same) who hold a number of the Company's shares falling short of one unit may request the Company to sell additional shares to make one unit (hereinafter to be referred to as "purchase request"); provided however, that this shall not apply if such a request is made and the Company does not have the necessary number of shares in treasury to be transferred according to such a request. 8.4. In accordance with the provision of Article 165. 2 of the Corporation Law, the Company may acquire its own shares by resolution of the Board of Directors, through market transactions or by such other methods as set out in Article 165.1 of the Corporation Law.
Article 6-2. Preferred Dividends for Shares of Type A Stock 6-2.1 In cases where the Company pays dividends referred to in Article 29, the Company shall, prior to any distribution to shareholders of Common Stock (hereinafter to be referred to as "Common Shareholders") or registered pledgees of shares of Common Stock (hereinafter to be referred to as "Common Share Pledgees"), pay dividends in an amount which shall not exceed 25 yen per year per share of Type A Stock and to be determined by the Board of Directors (hereinafter to be referred to as "Type A Stock Preferred Dividends"), to shareholders of Type A Stock (hereinafter to be referred to as "Type A Shareholders") or registered pledgees of shares of Type A Stock (hereinafter to be referred to as "Type A Pledgees"). 6-2.2 In any case where the amount of the payment to Type A Shareholders and Type A Pledges as dividends in a fiscal year is less than the amount of Type A Stock Preferred Dividends, the amount of the shortfall shall not be added to the amount of the dividends paid in subsequent fiscal years. 6-2.3 No dividends shall be paid to Type A Shareholders or Type A Pledgees except Type A Stock Preferred Dividends.	Article 8-2. Preferred Dividends for Shares of Type A Stock 8-2.1 In cases where the Company distributes the surplus referred to in Article 33 of the Articles of Incorporation, the Company shall, prior to any distribution to shareholders of Common Stock (hereinafter to be referred to as "Common Shareholders") or registered shares pledgees of Common Stock (hereinafter to be referred to as "Registered Common Share Pledgees"), distribute the surplus in an amount to be determined by the Board of Directors but which shall not exceed 25 yen per year per share of Type A Stock (hereinafter to be referred to as "Type A Stock Preferred Dividends"), to shareholders of Type A Stock (hereinafter to be referred to as "Type A Shareholders") or registered shares Pledgees of Type A Stock (hereinafter to be referred to as "Registered Type A Pledgees"). 8-2.2 In any case where the amount of the payment to Type A Shareholders and Registered Type A Pledgees as distribution of the surplus in a fiscal year is less than the amount of Type A Stock Preferred Dividends, the amount of the shortfall shall not be added to the amount distributed in subsequent fiscal years. 8-2.3 No distributions shall be paid to Type A Shareholders or Registered Type A Pledgees except Type A Stock Preferred Dividends.
Article 6-3. Distribution of Residual Assets 6-3.1 In any case where the residual assets of the Company are distributed, Type A Shareholders and Type A Pledgees shall receive the amount equal to the subscription payment price of a share of Type A Stock per share of Type A Stock,	Article 8-3. Distribution of Residual Assets 8-3.1 In any case where the residual assets of the Company are distributed, Type A Shareholders and Registered Type A Pledgees shall receive the amount equal to the payment price of a share of Type A Stock per share of Type A Stock, prior to

Current Articles of Incorporation	Proposed Amendments
prior to any distribution to Common Shareholders or Common Share Pledgees. 6-3.2. No residual assets shall be distributed to Type A Shareholders or Type A Pledgees beyond the provision of 6-3.1.	any distribution to Common Shareholders or Registered Common Share Pledgees. 8-3 2 No residual assets shall be distributed to Type A Shareholders or Registered Type A Pledgees beyond the provision of 8-3.1.
Article 6-4. Repurchase The Company may at any time repurchase Type A Stock.	Article 8-4. Acquisition The Company may at any time acquire Type A Stock.
Article 6-5. General Voting Rights Type A Shareholders shall have no voting rights at a General Meeting of Shareholders.	Article 8-5. General Voting Rights Type A Shareholders shall have no voting rights at a General Meeting of Shareholders.
Article 6-6. Stock Consolidation, Stock Split and Granting of Share Subscription Right 6-6.1 The Company shall not split nor consolidate the shares of Type A Stock, except as otherwise provided by law. 6-6.2 The Company shall not grant Type A Shareholders any rights to subscribe for new shares, share purchase warrants, or rights to subscribe for bonds with share purchase warrants.	Article 8-6. Stock Consolidation, Stock Split and Allocation of Offered Shares 8-6.1 The Company shall not split nor consolidate the shares of Type A Stock, except as otherwise provided by law. 8-6.2 The Company shall not grant Type A Shareholders rights regarding allotment to shareholders of the Company's shares nor share subscription rights. Moreover, no gratis rights for receiving the Company's shares or share subscription rights shall be granted.
Article 6-7. Conversion Rights Type A Shareholders may, for the period during which conversion may be demanded as determined by the Board of Directors at the time of the issuance of shares of Type A Stock, demand the conversion of their own shares of such Type A Stock into shares of Common Stock in according to the conditions of conversion as determined by the Board of Directors.	Article 8-7 Rights to Demand Acquisition by the Company Type A Shareholders may, for the period during which acquisition is allowed to be demanded as determined by the Board of Directors at the time of the issuance of shares of Type A Stock, demand that the Company acquire shares of Type A Stock held by such Shareholder, and, in their place, deliver shares of Common Stock on the conditions determined by the Board of Directors.
Article 6-8. Mandatory Conversion 6-8.1 On the date of mandatory conversion which shall be determined by the Board of Directors, but shall be no sooner than the Date (hereinafter in this Article the "Date" shall mean one day after the end of period during which conversion may be demanded), each share of Type A Stock, without demands for conversions during the period, shall be converted into the number of shares of Common Stock calculated by dividing the amount of the subscription payment per share by the average (except the days on which the closing prices do not exist) of the closing prices (including quotations on the market) in the regular transaction at the Tokyo Stock Exchange of the shares of Common Stock for thirty (30) trading days commencing forty-five (45) trading	Article 8-8 Acquisition 8-8.1 On the date of acquisition which shall be determined by the Board of Directors, but shall be no sooner than the Date (hereinafter in this Article the "Date" shall mean one day after the end of the period during which acquisition may be demanded), each share of Type A Stock that was not subject to demands for acquisition during such period shall be acquired in exchange for the Company's shares of Common Stock in the amount calculated by dividing the amount of the subscription payment per share by the average (except days on which the closing prices do not exist) of the closing prices (including quotations on the market) in the regular transaction at the Tokyo Stock Exchange of the shares of Common Stock for thirty (30) trading days commencing forty-five (45)

Current Articles of Incorporation	Proposed Amendments
days before the Date. Such average of the closing prices shall be calculated to the first decimal place and rounded up. In this case, if the average of the closing prices (a) exceeds the upper bound conversion price determined by the Board of Directors at the time of the issuance of Type A Stock (hereinafter to be referred to as the "Upper Bound Conversion Price"), or (b) falls below the lower bound conversion price determined by the Board of Directors at the time of the issuance of the Type A Stock (hereinafter to be referred to as the "Lower Bound Conversion Price"), each share of the Type A Stock shall be converted into the number of shares of Common Stock calculated by dividing the amount of the subscription payment by the Upper Bound Conversion Price in case (a), or the Lower Bound Conversion Price in case (b). 6-8.2 If in any case of fractions of less than one (1) share in calculating the number of the shares of Common Stock to be issued in accordance with Section 6-8.1, such fractional shares shall be treated pursuant to the rules for stock consolidation described in the Commercial Code.	trading days before the Date. Such average of the closing prices shall be calculated to the first decimal place and rounded up. In this case, if the average of the closing prices (a) exceeds the upper bound acquisition price determined by the Board of Directors at the time of the issuance of Type A Stock (hereinafter to be referred to as the "Upper Bound Conversion Price"), or (b) falls below the lower bound acquisition price determined by the Board of Directors at the time of the issuance of the Type A Stock (hereinafter to be referred to as the "Lower Bound Acquisition Price"), each share of the Type A Stock shall be exchanged for the Company's shares of Common Stock, as payment for the acquisition of such Type A Stock, the number of shares of which shall be calculated by dividing the amount of the subscription payment by the Upper Bound Acquisition Price in case (a), or the Lower Bound Acquisition Price in case (b). 8-8.2 If in any case of fractions of less than one (1) share in calculating the number of the shares of Common Stock to be issued in accordance with Article 8-8.1, such fractional shares shall be treated pursuant to the rules for stock consolidation described in the Corporation Law.
Article 7. Limitation on Inclusion of Citizens of Foreign Countries and Other Persons in Register of Shareholders and Register of Beneficial Shareholders If the Company receives from a person who falls into one of the categories listed in the items below a request for inclusion of their name and address in the register of shareholders and the register of beneficial shareholders and if its acceptance of such a request causes the total voting rights owned by persons who fall into one of the categories listed in the items below to represent one-third of the total voting rights for the Company or more, the Company shall refuse such inclusion. (1) Person who does not have Japanese citizenship (2) Foreign country, foreign public body or similar entity (3) Corporation or other organization established under foreign laws and regulations	Article 9. Limitation on Inclusion of Citizens of Foreign Countries and Other Persons in Register of Shareholders and Register of Beneficial Shareholders If the Company receives from a person who falls into one of the categories listed in the items below, a request for inclusion of their name and address in the register of shareholders (including the register of beneficial shareholders; hereinafter the same) and if its acceptance of such a request causes the total voting rights owned by persons who fall into one of the categories listed in the items below to represent one-third of the total voting rights for the Company or more, the Company shall refuse such inclusion. (1) Person who does not have Japanese citizenship (2) Foreign country, foreign public body or similar entity (3) Corporation or other organization established under foreign laws and regulations
Article 8. Shares Handling Regulations (Omitted)	Article 10. Shares Handling Regulations All handling procedures for shares and share purchase warrants, including, but not limited to, exercise of voting rights or other shareholder's rights by electronic means,

Current Articles of Incorporation	Proposed Amendments
	types of share certificates, registration of transfer of share ownership and share purchase warrants on the register of shareholders, entry and record on the register of beneficial shareholders or the register of lost share certificates, purchase and sale by the Company of its shares falling short of one unit, registration of pledges of shares of the Company and cancellation of such registration, issuance of replacement share certificates, registration and indication of trust assets in shares and share purchase warrants of the Company and cancellation thereof, and fees chargeable by the Company therefore, shall be governed by these Articles of Incorporation and the Shares Handling Regulations adopted by the Board of Directors.
Article 9. Registration of Address, Etc. 9.1 Each of those shareholders or their registered pledges, legal representatives or authorized officers who do not have an address or domicile in Japan shall designate a notice address in Japan or appoint a local agent in Japan and notify the Company of such designation or appointment. (All references herein and hereinafter to shareholders shall be deemed to include references to beneficial shareholders.) Prompt notification shall also be made to the Company when any change takes place in such designation or appointment. 9.2 The Company shall in no way be held liable for any loss or damage sustained by any person or entity as a result of his or its failure to make the foregoing notification.	Article 11. Registration of Address, Etc. 11.1 Each of those shareholders or their registered share pledges, or the legal representatives or authorized officers thereof, who do not have an address or domicile in Japan shall designate a notice address in Japan or appoint a local agent in Japan and notify the Company of such designation or appointment. Prompt notification shall also be made to the Company when any change takes place in such designation or appointment. 11.2 The Company shall in no way be held liable for any loss or damage sustained by any person or entity as a result of his or its failure to make the foregoing notification.
Article 10. Record Date 10.1 Only the shareholders of the Company whose names appear or are recorded in the register of shareholders or the register of beneficial shareholders as of the 31st day of March of any year shall be entitled to exercise their voting rights at the Annual General Meeting of Shareholders to be held in that year. 10.2 In addition to the cases referred to in Section 10.1 and Article 29 hereof, the Company may, as and when authorized to do so by a resolution of the Board of Directors, fix a record date to determine the shareholders or their pledges who are entitled to exercise any right as such, upon giving appropriate prior public notice.	Article 12. Record Date 12.1 Only the shareholders of the Company whose names appear or are recorded in the register of shareholders as of the end of the 31st day of March of any year shall be entitled to exercise their voting rights at the Annual General Meeting of Shareholders to be held in that year. 12.2 In addition to the cases referred to in Article 12.1 and Article 33 hereof, the Company may, as and when authorized to do so by a resolution of the Board of Directors, fix a record date to determine the shareholders or registered share pledges who are entitled to exercise any right as such, upon giving appropriate prior public notice.

Current Articles of Incorporation	Proposed Amendments
Article 11. Transfer Agent 11.1 The Company shall have a share transfer agent for its shares. 11.2 Such share transfer agent and its place of the handling business shall be selected by resolution of the Board of Directors and public notice thereof shall be given in due course. 11.3 The register of shareholders, the register of beneficial shareholders and the register of the share purchase warrants of the Company and the register of lost share certificates shall be kept at the place of the handling business of the transfer agent, and the registration of transfers of shares and share purchase warrants, entry into or record in the register of lost share certificates, and the purchase and sale of shares constituting less than one unit and other matters concerning shares and share purchase warrants shall be handled by the transfer agent and not by the Company.	Article 13. Transfer Agent 13.1 The Company shall have a shareholder registry administrator for its shares 13.2 Such shareholder registry administrator and its place of business shall be elected by resolution of the Board of Directors and public notice thereof shall be given in due course. 13.3 Creating, holding and otherwise managing the register of shareholders, the register of the share subscription rights of the Company and the register of lost share certificates, and such matters shall be entrusted to the shareholder registry administrator and not be handled by the Company.
CHAPTER III GENERAL MEETINGS OF SHAREHOLDERS	**CHAPTER III GENERAL MEETINGS OF SHAREHOLDERS**
Article 12. Convening of General Meetings of Shareholders 12.1 The Group CEO shall, in accordance with a resolution of the Board of Directors adopted for that purpose, convene an Annual General Meeting of Shareholders within three (3) months from April 1st every year, and Special Meetings of Shareholders whenever deemed necessary. 12.2 In the event the Group CEO fails or is unable to so convene a General Meeting of Shareholders, one of the other Directors shall act in his place in accordance with the seniority order determined in advance by the Board of Directors. 12.3 The General Meeting of Shareholders shall be convened at the location of its head office, a location adjacent to that of the head office or otherwise a location situated in a ward of Tokyo.	Article 14. Convening of General Meetings of Shareholders 14.1 The President shall, in accordance with a resolution of the Board of Directors adopted for that purpose, convene an Annual General Meeting of Shareholders within three (3) months from April 1st every year, and Special Meetings of Shareholders whenever deemed necessary. 14.2 In the event the President fails or is unable to so convene a General Meeting of Shareholders, one of the other Directors shall act in his place in accordance with the seniority order determined in advance by the Board of Directors. 14.3 The General Meeting of Shareholders shall be convened at a location situated in a ward of Tokyo.
Article 13. Chairman of General Meetings of Shareholders 13.1 The Group CEO shall act as chairman at all General Meetings of Shareholders. 13.2 Should the Group CEO fail or be unable to preside at any General Meeting of Shareholders, one of the other Directors shall act in his place in accordance with the seniority order determined in advance by the Board of Directors.	Article 15. Chairman of General Meetings of Shareholders 15.1 The President shall act as chairman at all General Meetings of Shareholders. 15.2 Should the President fail or be unable to preside at any General Meeting of Shareholders, one of the other Directors shall act in his place in accordance with the seniority order determined in advance by the Board of Directors.

Current Articles of Incorporation	Proposed Amendments
(New provision)	Article 16. Internet Disclosure and Deemed Provision of General Meeting of Shareholders Documents and Other Documents The Company may, in accordance with the relevant laws and statutes (Justice Ministry ordinance), use the Internet to disclose to Shareholders information that should be contained in reference documents for General Meeting of Shareholders, business reports, financial reports, consolidated financial report and other information required to be disclosed to Shareholders, and may thereby deem such information to have been provided to Shareholders.
Article 14. Resolutions of Shareholders 14.1 Except as otherwise provided by law or by these Articles of Incorporation, all resolutions at a General Meeting of Shareholders shall be adopted by the affirmative vote of a majority of the voting rights owned by shareholders represented at the meeting. 14.2 Resolutions that should be adopted in accordance with the provision of Article 343 of the Commercial Code shall be adopted by a majority of two-thirds of the voting rights of shareholders represented at the meeting who have one-third or more of the total shareholder voting rights.	Article 17. Resolutions of Shareholders 17.1 Except as otherwise provided by law or by these Articles of Incorporation, all resolutions at a General Meeting of Shareholders shall be adopted by the affirmative vote of a majority of the voting rights owned by shareholders eligible to vote and represented at the meeting. 17.2 Resolutions that should be adopted in accordance with the provisions of Article 309.2 of the Corporation Law shall be adopted by a majority of two-thirds of the voting rights of shareholders eligible to vote and represented at the meeting who have one-third or more of the total shareholder voting rights at the meeting in question.
Article15. Exercise of Voting Rights by Proxy 15.1 A shareholder or his legal representative, if any, may exercise his voting rights through a proxy, who shall be a shareholder of the Company entitled to vote. A corporate shareholder may exercise its voting rights through any of its officers or employees authorized for that purpose. 15.2 Any person who acts as proxy for any shareholder in accordance with the Section 15.1 shall produce to the Company in advance a document evidencing his due authority whenever he attends any General Meeting of Shareholders as such. Provided that such person may, by electronic means instead of physical submission of the document and in accordance with the Shares Handling Regulations, provide the Company with the information for his due authority, in the event that the Company decides to send by electronic means the notice of convening the General Meetings of Shareholders.	Article18. Exercise of Voting Rights by Proxy 18.1 A shareholder or his or her legal representative, if any, may exercise his or her voting rights through a proxy, who shall be a shareholder of the Company entitled to vote. A corporate shareholder may exercise its voting rights through any of its officers or employees authorized for that purpose. 18.2 Any person who acts as proxy for any shareholder in accordance with the Article 18.1 shall produce to the Company in advance a document evidencing his due authority whenever he attends any General Meeting of Shareholders as such. Provided that such person may, by electronic means instead of physical submission of the document and in accordance with the Shares Handling Regulations, provide the Company with the information for his due authority, in the event that the Company decides to send by electronic means the notice of convening the General Meetings of Shareholders.

Current Articles of Incorporation	Proposed Amendments
Article 15-2. General Meeting of Shareholders for a Class of Shares 15-2.1 The provisions of Articles 12, 13 and 15 shall apply mutatis mutandis to the general meeting of shareholders for a class of shares. 15-2.2 The provisions of Article 10 shall apply mutatis mutandis to the general meeting of shareholders for a class of shares, which shall be held on the same day as the Annual General Meeting of Shareholders.	Article 18-2 General Meeting of Shareholders for a Class of Shares 18-2.1 The provisions of Articles 14, 15 and 18 shall apply *mutatis mutandis* to the general meeting of shareholders for a class of shares. 18-2.2 The provisions of Article 12.1 shall apply *mutatis mutandis* to the General Meeting of Shareholders for a class of shares, which shall be held on the same day as the Annual General Meeting of Shareholders.
CHAPTER IV **DIRECTORS AND BOARD OF DIRECTORS**	**CHAPTER IV** **DIRECTORS AND BOARD OF DIRECTORS**
Anrticle 16. Number of Directors The Company shall have fifteen (15) or fewer Directors.	Article 19. Number of Directors The Company shall have not more than twenty (20) Directors.
Article 17. Election of Directors 17.1 A resolution to appoint Directors shall be validly passed at a General Meeting of Shareholders only by the affirmative vote of a majority of the voting rights owned by the shareholders present or represented at the meeting, at which shareholders holding in aggregate not less than one-third (1/3) of the total number of the Company's voting rights shall be present. 17.2 No cumulative voting shall be used for the election of Directors.	Article 20. Election of Directors 20.1 A resolution to appoint Directors shall be validly passed at a General Meeting of Shareholders only by the affirmative vote of a majority of the voting rights owned by the shareholders represented at the meeting, at which shareholders holding in aggregate not less than one-third (1/3) of the total number of the Company's voting rights of shareholders who are eligible to vote shall be present. 20.2 No cumulative voting shall be used for the election of Directors.
Article 18. Term of Office of Directors 18.1 The term of office of a Director shall expire upon the closing of the Annual General Meeting of Shareholders for the last fiscal year ending within one (1) year after his assumption of the directorship. 18.2 The term of office of a Director elected to increase the number or to fill the vacancy created by the earlier retirement or resignation of his predecessor shall expire when the term of office of the continuing Directors expires.	Article 21. Term of Office of Directors 21.1 The term of office of a Director shall expire upon the closing of the Annual General Meeting of Shareholders for the last fiscal year ending within one (1) year after his or her appointment as Director. 21.2 The term of office of a Director elected to increase the number or to fill the vacancy created by the earlier retirement or resignation of his predecessor shall expire when the term of office of the continuing Directors expires.
Article 19. Representative Directors and Directors with Titles 19.1 The Board of Directors may, by its resolution, appoint, from among its members, one Group CEO, one Chairman, one President and several Vice Chairmen of the Board of Directors, Executive Vice Presidents, Senior Managing Directors and/or Managing Directors. 19.2 The Board of Directors shall, by its resolution, appoint, from among its members, one or more Representative Directors, who shall have the power and authority to represent and bind the Company.	Article 22. Representative Directors and Directors with Titles 22.1 The Board of Directors may, by resolution thereof, select, from among its members, one Chairman, one President and several Vice Chairmen of the Board of Directors, Executive Vice Presidents, Senior Managing Directors and/or Managing Directors. 22.2 The Board of Directors shall, by its resolution, appoint, from among its members, one or more Representative Directors, who shall have the power and authority to represent and bind the Company. 22.3 Each of the Representative Directors of the

Current Articles of Incorporation	Proposed Amendments
19.3 Each of the Representative Directors of the Company shall have the power and authority to represent and bind the Company individually. 19.4 As the chief executive officer of the JAL Group, the Group CEO shall oversee the management of the Company and JAL Group companies designated by its Board of Directors. 19.5 The President shall supervise and execute the overall business of the Company pursuant to the resolution of the Board of Directors. 19.6 Should the Group CEO or the President fail or be unable to act or be absent, one of the other members of the Board of Directors shall act in his place in accordance with the seniority order previously determined by the Board of Directors.	Company shall have the power and authority to represent and bind the Company individually. 22.4 The President shall supervise and execute the overall business of the Company pursuant to the resolution of the Board of Directors, and as chief executive officer (CEO) of the JAL Group, shall oversee the management of the JAL Group companies designated by its Board of Directors. 22.5 Should the President fail or be unable to act or be absent, one of the other members of the Board of Directors shall act in his place in accordance with the seniority order previously determined by the Board of Directors.
Article 20. Meetings of the Board of Directors 20.1 Matters regarding the Board of Directors shall be governed by the Regulations of the Board of Directors stipulated by the Board of Directors. 20.2 The Director(s) convening the meetings of the Board of Directors and the chairman at such meetings shall be selected by the resolution of the Board of Directors. 20.3 Should such Director(s) fail or be unable to act or be absent, one of the other members of the Board of Directors shall act in his place in accordance with the seniority order previously determined by the Board of Directors. 20.4 Notice of a meeting of the Board of Directors shall be provided to each Director and each Corporate Auditor three (3) days prior to the date of such meeting; provided, however, that in case of emergency, such notice period may be shortened. 20.5 The meetings of the Board of Directors may be held without convening proceedings in the event that all Directors and Corporate Auditors so agreed.	Article 23. Meetings of the Board of Directors 23.1 Matters regarding the Board of Directors shall be governed by the Regulations of the Board of Directors stipulated by the Board of Directors. 23.2 The Director(s) convening the meetings of the Board of Directors and the chairman at such meetings shall be selected by the resolution of the Board of Directors. 23.3 Should such Director(s) fail or be unable to act or be absent, one of the other members of the Board of Directors shall act in his place in accordance with the seniority order previously determined by the Board of Directors. 23.4 Notice of a meeting of the Board of Directors shall be provided to each Director and each Corporate Auditor three (3) days prior to the date of such meeting; provided, however, that in case of emergency, such notice period may be shortened. 23.5 The meetings of the Board of Directors may be held without convening proceedings in the event that all Directors and Corporate Auditors so agreed.
(New provision)	Article 24. Omission of Resolutions of the Board of Directors A resolution of the Board of Directors shall be deemed to have been adopted in the event that the conditions set out in Article 370 of the Corporation Law have been met.
Article 21. Exemption of Directors from Liabilities 21.1 In accordance with the provision of Article 266.12 of the Commercial Code, the Company, by means of a resolution by the Board of Directors, may exempt its	Article 25. Exemption of Directors from Liabilities 25.1 In accordance with the provisions of Article 426.1 of the Corporation Law, the Company, by means of a resolution of the Board of Directors, may exempt its Directors

Current Articles of Incorporation	Proposed Amendments
Directors (including those who were Directors) from liabilities for acts specified in Article 266.1.5 within the limit stipulated by law. 21.2 In accordance with the provision of Article 266.19 of the Commercial Code, the Company may conclude contracts with its outside Directors to limit their liabilities for compensation for damage arising from acts specified in Article 266.1.5. The limit to damages paid in accordance with the contracts, however, shall be as provided by law.	(including former Directors) from liability for compensation for damages to the extent permitted by law. 25.2 In accordance with the provision of Article 427.1 of the Corporation Law, the Company may conclude contracts with its outside Directors to limit their liability for compensation for damages; provided however, that the limit to damages paid in accordance with such contracts shall be as provided by law.
CHAPTER V CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS	**CHAPTER V CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS**
Article 22. Number of Corporate Auditors The Company shall have six (6) or fewer Corporate Auditors.	Article 26. Number of Corporate Auditors The Company shall have no more than six (6) Corporate Auditors.
Article 23. Election of Corporate Auditors The provisions of Section 17.1 shall apply *mutatis mutandis* to the election of Corporate Auditors.	Article 27. Election of Corporate Auditors The provisions of Article 20.1 shall apply *mutatis mutandis* to the election of Corporate Auditors.
Article 24. Term of Office of Corporate Auditors 24.1 The term of office of a Corporate Auditor shall expire upon the closing of the Annual General Meeting of Shareholders for the last fiscal year ending within four (4) years after his assumption of the position of Corporate Auditor. 24.2 The term of office of a Corporate Auditor elected to fill the vacancy created by the earlier retirement or resignation of his predecessor shall expire when the term of office of his predecessor would expire.	Article 28. Term of Office of Corporate Auditors 28.1 The term of office of a Corporate Auditor shall expire upon the closing of the Annual General Meeting of Shareholders for the last fiscal year ending within four (4) years after his or her appointment as Corporate Auditor. 28.2 The term of office of a Corporate Auditor elected to fill the vacancy created by the earlier retirement or resignation of his predecessor shall expire when the term of office of his predecessor would expire.
Article 25. Full-Time Corporate Auditors The Corporate Auditors of the Company shall appoint one or more Full-Time Corporate Auditors from among them.	Article 29. Full-Time Corporate Auditors The Board of Corporate Auditors shall, by resolution thereof, select one or more Full-Time Corporate Auditors.
Article 26. Meetings of Board of Corporate Auditors (Omitted)	Article 30. Meetings of Board of Corporate Auditors 30.1 Matters regarding the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors stipulated by the Board of Corporate Auditors. 30.2 Notice of a meeting of the Board of Corporate Auditors shall be provided to each Corporate Auditor three (3) days prior to the date of such meeting; provided, however, that in case of emergency, such notice period may be shortened. 30.3 The meetings of the Board of Corporate Auditors may be held without convening proceedings in the event that all Corporate Auditors so agree.

Current Articles of Incorporation	Proposed Amendments
Article 27. Exemption of Corporate Auditors from Liabilities In accordance with the provision of Article 266.12 of the Commercial Code to which Article 280.1 of the Code is applied *mutatis mutandis*, the Company, by means of a resolution by the Board of Directors, may exempt its Corporate Auditors (including those who were Corporate Auditors) from liabilities within the limit stipulated by law. (New provision)	Article 31. Exemption of Corporate Auditors from Liabilities 31.1 In accordance with the provisions of Article 426.1 of the Corporation Law, the Company, by means of a resolution by the Board of Directors, may exempt its Corporate Auditors (including former Corporate Auditors) from liability for compensation for damages within the limit stipulated by law. 31.2 In accordance with the provision of Article 427.1 of the Corporation Law, the Company may conclude contracts with its outside Corporate Auditors to limit their liability for compensation for damages; provided however, that the limit to damages paid in accordance with such contracts shall be as provided by law.
CHAPTER VI ACCOUNTING	**CHAPTER VI ACCOUNTING**
Article 28. Fiscal Year The fiscal year of the Company shall be from the first day of April to the following 31st day of March.	Article 32. Fiscal Year The fiscal year of the Company shall be from the first day of April to the following 31st day of March.
Article 29. Dividends Dividends, if declared for any fiscal year, shall be paid to those shareholders or their pledgees whose names appear or are recorded on the register of shareholders or the register of beneficial shareholders as of the 31st day of March of such fiscal year.	Article 33. Dividends Distribution of surplus, if declared for any fiscal year, shall be paid to those Shareholders or their registered share pledges whose names appear or are recorded on the register of shareholders as of the 31st day of March of such fiscal year.
Article 30. Prescription Period of Dividends 30.1 The Company shall be relieved of its obligation to pay any dividends which shall have remained unclaimed for a period of more than three (3) years from the date when they first become payable. 30.2 Dividends shall carry no interest.	Article 34. Prescription Period for Distribution of Retained Earnings 34.1 The Company shall be relieved of its obligation to distribute any surplus which remain unclaimed for a period of more than three (3) years from the date when they first become payable. 34.2 Distribution of surplus shall carry no interest.

Proposed Resolution No. 3: Election of 18 directors

Of the ten (10) directors whose appointment was approved at the Regular General Meeting of Shareholders for the previous business year, four (4) directors resigned their posts with effect from March 31 of 2006, as a result of which there are currently only six (6) serving directors, whose terms of office will expire with the conclusion of the Regular General Meeting of Shareholders. Consequently, assuming the approval of Proposal No. 2. for the revision of the stipulations of the Company's Articles of Incorporation relating to the number of directors, your approval is sought for the appointment of eighteen (18) directors.

The reason for the proposed increase in the number of directors is the desire of the management of Japan Airlines Corporation, the holding company of the JAL Group, to integrate its Board of Directors with those of its operating companies by making each director of the holding company simultaneously a director and member of the board of one or both of the Group's main operating companies.

Candi-date no.	Name (Date of birth)	Background and representative status at other companies	Number of shares of the Company held	Remarks concerning special interests in the Company
1	Toshiyuki SHINMACHI (Born on January 20, 1943)	April 1965 Joined Japan Airlines Co., Ltd. (JAL) June 1997 Senior Vice President, JAL April 2000 Managing Director, JAL April 2001 Senior Managing Director, JAL October 2002 Senior Managing Director, Japan Airlines System Corporation (JALS) June 2003 Executive Vice President, Japan Airlines Corporation (JALS) Executive Vice President, JAL June 2004 President, JALS April 2005 Group CEO & President, JALS (currently serving) President, Japan Airlines International Co., Ltd. (JALI) (currently serving) President, Japan Airlines Domestic Co., Ltd. (JALJ) (currently serving) (Japan Airlines Corporation = Stock Holding company which Changed its corporate name from Japan Airlines System Corporation in Jun 2004.)	25,000	None
2	Haruka NISHIMATSU (Born on January 5, 1948)	April 1972 Joined JAL April 1999 Vice President, Finance Dept. JAL November 2001 Vice President, Finance Dept. JAL Integration Committee, Corporate Planning April 2003 Executive Officer, JAL April 2005 Senior Vice President, JALI Senior Vice President, JALJ June 2005 Senior Vice President, JALS April 2006 Senior Managing Director, JALS (currently serving) Senior Managing Director, JALI (currently serving) Senior Managing Director, JALJ (currently serving)	12,000	None
3	Kiyoshi KISHIDA	April 1971 Joined JAL July 1998 Vice President, Flight Crew Technical	7,570	None

Candi-date no.	Name (Date of birth)	Background and representative status at other companies	Number of shares of the Company held	Remarks concerning special interests in the Company
	(Born on May18, 1948)	Service Dept, JAL July 2001 Vice President, Flight Planning Dept. JAL April 2004 Vice President & Deputy General Manager, Flight Operations Division, JAL Vice President, Flight Planning Dept. JAL April 2005 Managing Director, JAL April 2006 Senior Executive Officer, JALS (currently serving) Senior Managing Director, JALI (currently serving) Senior Managing Director, JALJ (currently serving)		
4	Katsuyuki ARAI (Born on March 3, 1947)	April 1969 Joined JAL April 2000 Executive Officer, JAL April 2001 Executive Officer, JAL Sales Network Co., Ltd. October 2002 Executive Vice President, JAL Sales Co., Ltd. Executive Officer & Regional Manager, Eastern Japan, JAL Sales Co., Ltd. April 2003 Executive Officer, JAL June 2003 Managing Director, JAL April 2004 Managing Director, JALI (currently serving) April 2006 Managing Director, JALJ (currently serving)	11,413	None
5	Katsuhiko NAWANO (Born on November 16, 1946)	July 1969 Joined Ministry of Transport August 2002 Vice-Minister for Ministry of Land, Infrastructure & Transport July 2003 Resigned from Ministry of Land, Infrastructure and Transport October 2005 Managing Director, JALI (currently serving) Managing Director, JALJ (currently serving) April 2006 Senior Executive Officer, JALS (currently serving)	1,000	None
6	Fumio TSUCHIYA (Born on May 10, 1948)	July 1971 Joined JAL April 2001 Vice President, Income & Expenditure Planning, Corporate Planning Office, JAL November 2001 Vice President, Income & Expenditure Planning, Corporate Planning Office, JAL Integration Committee, Corporate Planning Office, JAL October 2002 Executive Officer, JALS June 2004 Senior Vice President, JALS April 2005 Senior Vice President, JALI Senior Vice President, JALJ April 2006 Managing Director, JALS (currently serving)	22,155	None

Candi-date no.	Name (Date of birth)	Background and representative status at other companies	Number of shares of the Company held	Remarks concerning special interests in the Company
		Managing Director, JALI (currently serving) Managing Director, JALJ (currently serving)		
7	Hisaichi ENDO (Born on August 2, 1945)	April 1968 Joined Japan Domestic Airlines May 2001 Vice President & Deputy General Manager, Engineering & Maintenance Division, Japan Air System Co., Ltd. (JAS) June 2001 Executive Officer, JAS October 2003 Senior Executive Officer, JAS April 2004 Managing Director, JALJ April 2006 Senior Vice President, JALI (currently serving) Senior Vice President, JALJ (currently serving)	9,000	None
8	Shoji FUKAI (Born on October 2, 1943)	October 1968 Joined Japan Domestic Airlines March 2000 Vice President & General Manager, Flight Planning Department, JAS May 2001 Senior Vice President & General Manager, Flight Operations Division, JAS June 2001 Senior Vice President, JAS October 2002 Managing Director, JAS March 2005 Senior Vice President, JALJ (currently serving)	8, 800	None
9	Yutaka YOSHINO (Born on November 8, 1947)	April 1971 Joined JAL April 2000 President, Cargo Sales Company, JAL April 2001 President, JAL Cargo Sales Co., Ltd. April 2004 Senior Vice President, JALI (currently serving)	6, 000	None
10	Osamu SASAHARA (Born on February 15, 1950)	April 1973 Joined JAL June 1998 Vice President, Engineering Dept., JAL June 2002 Vice President, Maintenance Planning & Administration Office Narita, JAL October 2003 Executive Officer, JAL April 2004 Executive Officer, JALJ April 2006 Senior Vice President, JALI (currently serving) Senior Vice President, JALJ (currently serving)	5, 000	None
11	Kimio HIROIKE (Born on May 31, 1949)	April 1974 Joined JAL May 1999 Vice President, Associated Business, JAL April 2004 Executive Officer, JALS (currently serving) Executive Officer, JALI April 2005 Executive Officer, JALJ April 2006 Senior Vice President, JALI (currently serving) Senior Vice President, JALJ (currently serving)	6,000	None
12	Toshio ANNAKA (Born on January	April 1973 Joined JAL June 1998 JALPAK Co., Ltd. April 2004 Managing Director, JAL Sales Co., Ltd.	3,155	None

Candi-date no.	Name (Date of birth)	Background and representative status at other companies	Number of shares of the Company held	Remarks concerning special interests in the Company
	2, 1951)	March 2006 Executive Officer, JALI Executive Officer, JALJ April 2006 Executive Officer, JALS (currently serving) Senior Vice President, JALI (currently serving) Senior Vice President, JALJ (currently serving)		
13	Masato UEHARA (Born on January 6, 1951)	April 1974 Joined JAL July 2000 Deputy Vice President, Flight Crew General Affairs, JAL June 2002 JAL Sales Network Co., Ltd. Vice President, Mileage Center, International Passenger, JAL Vice President, Mileage Center, Domestic, Passenger, JAL April 2003 Vice President, Strategic Planning & Marketing, International Passenger, JALI Seconded to JAS April 2004 Executive Officer, JALI April 2006 Senior Vice President, JALI (currently serving) Senior Vice President, JALJ (currently serving)	7,541	None
13	Tetsuya TAKENAKA (Born on February 12, 1947)	July 1970 Joined JAL April 1999 Vice President & Regional Manager, Frankfurt June 2003 Senior Vice President, Japan Asia Airways (JAA) June 2005 Managing Director, JAA April 2006 Executive Officer, JALS (currently serving) Senior Vice President, JALI (currently serving) Senior Vice President, JALJ (currently serving)	16,310	None
15	Teruo HARAFUJI (Born on May 21, 1947)	April 1971 Joined JAL April 2001 Deputy Vice President, Flight Crew, B747 Dept. December2001 Vice President, Flight Crew, JAA December2002 Vice President, Flight Crew, B747 Dept. July 2005 Vice President & General Manager, Flight Crew Dept., JALI April 2006 Senior Vice President, JALI (currently serving)	0	None
16	Shunji KONO (Born on August 1, 1927)	June 1990 President, Tokio Marine and Fire Insurance June 1996 Chairman, TMFI June 1997 Senior Vice President, JAL June 2001 Adviser, TMFI (currently serving) (The corporate name has changed to Tokio Marine & Nichido Fire Insurance Co. Ltd. from 1st of Oct 2004) October 2002 Senior Vice President, JALS (currently serving)	2,000	None

Candi-date no.	Name (Date of birth)	Background and representative status at other companies	Number of shares of the Company held	Remarks concerning special interests in the Company
		[Representation status at other companies] Representative Director, Shinko Building		
17	Ken MOROI (Born on April 23, 1928)	August 1986 Chairman, Chichibu Cement October 1994 Chairman, Chichibu Onoda Cement June 1996 Senior Adviser, COC October 1998 Senior Adviser, Taiheiyo Cement June 1999 Senior Vice President, JAL June 2000 Adviser, Taiheiyo Cement (currently serving) October 2002 Senior Vice President, JALS (currently serving)	0	None
18	Shinobu SHIMIZU (Born on February 3, 1931)	June 1981 Senior Vice President, Tokyu Corp. June 1985 Managing Director, Tokyu December 1987 Senior Managing Director, Tokyu April 1995 President, Tokyu June 1997 Senior Vice President, JAS June 2001 Chairman, Tokyu Corp. (currently serving) October 2002 Senior Vice President, JALS (currently serving) June 2005 Director and Senior Adviser to the Board of Directors, Tokyu Corp. (currently serving) [Representation status at other companies] President, Three Hundred Club President, Tokyu Bunkamura	0	None

1. Shunji Kono, Ken Moroi and Shinobu Shimizu are the candidate for the position of outside statutory directors.

Proposed Resolution No. 4 Election of Corporate Auditor

Corporate Auditors of the Board Toshiyuki Sakai, Shigeo Matsui, and Seizo Neo will be retiring upon the conclusion of the General Meeting of Shareholders. Consequently, your approval is sought for the appointment of two corporate auditors. This proposal has already been approved by the Board of Corporate Auditors. Details of the candidates are given below.

Candi-date no.	Name (Date of birth)	Background and representative status at other companies	Number of shares of the Company held	Remarks concerning special interests in the Company
1	Teruhisa ISHIZAWA (Born on June 11, 1949)	April 1973 Joined JAL April 1999 Vice President, Accounting, JAL October 2002 Vice President, Corporate Planning, JALS Vice President, Corporate Planning & Finance Department, JAL Joined JAL Livre	3,465	None

Candi-date no.	Name (Date of birth)	Background and representative status at other companies			Number of shares of the Company held	Remarks concerning special interests in the Company
		June	2003	Vice President, Corporate Planning, JALS Vice President, Strategic Planning & Administration, International Passenger, JAL Joined JAS Joined JAL Livre		
		April	2005	Vice President & Deputy General Manager, Corporate Planning, JALS Vice President, Corporate Planning, Japan Airlines International Vice President, Corporate Planning, Japan Airlines Domestic Joined JAL Livre		
2	Masatake MATSUDA (Born on January 9, 1936)	April	1961	Joined Japan Railway Company	0	None
		April	1987	Managing Director, EAST JAPAN RAILWAY COMPANY		
		June	1990	Executive Vice President, EAST JAPAN RAILWAY COMPANY		
		June	1993	President, EAST JAPAN RAILWAY COMPANY		
		June	2000	Chairman, EAST JAPAN RAILWAY COMPANY		
		April	2006	Counselor, EAST JAPAN RAILWAY COMPANY (currently serving)		

Masatake Matsuda is the candidate for the position of outside statutory auditor.

Procedure for Exercising Voting Rights via the Internet

Please read the following items before exercising your voting rights via the Internet.
* If you will be attending the General Meeting of Shareholders, it is not necessary to exercise your voting rights by mail (form for exercising voting rights) or the Internet.

Details

1. Site for Exercising Voting Rights
(1) You can exercise your voting rights via the Internet by accessing the Company's designated site (http://www.evote.jp/) via a personal computer or mobile phone (iMode, EZweb, or Vodafone live!). ("iMode" is a trademark of NTT DoCoMo, Inc., "EZweb" is a trademark of KDDI Corporation, and "Vodafone live!" is a trademark of Vodafone Group Plc.)
(2) Depending on their Internet user environments, shareholders using personal computers may not be able to exercise their voting rights via the site for exercising voting rights if they have a firewall on their Internet connection, have anti-virus software set up, or are using a proxy server.
(3) In order to exercise voting rights on a mobile phone, it is necessary to have the capability to use the iMode, EZweb, or Vodafone live! service. Even if they have access to one of the above services, some shareholders may not be able to use the service if their mobile phone models are incapable of sending information, or because of encrypted communication (SSL communication) to ensure security.
(4) Votes will be accepted via the Internet through 11:59 p.m. of the day before the General Meeting of Shareholders (Wednesday, June 27, 2006). Please vote before this time, and send any inquiries or questions to the Help Desk below.

2. How to exercise voting rights via the Internet
(1) To exercise voting rights using a personal computer, access the site http://www.evote.jp/, and select the company name "Japan Airlines Corporation" from the "List of Companies" screen that is displayed. On the "Website for exercising voting rights via the Internet" screen that is displayed next, click "Exercise voting rights" to display the "ID authentication" screen.
To use a mobile phone, access the above URL, and on the "Site for exercising voting rights" screen, click on the "Log-in" button to display the "ID authentication" screen.
In both cases, on the "ID authentication" screen, use the codes for exercising voting rights and the temporary password, which are given on the enclosed form for exercising voting rights, as well as the instructions on the screen, to vote for or against the proposed resolutions.
(2) To prevent people who are not shareholders (impostors) from illegally accessing the site and tampering with votes, we will ask shareholders who use the site to change their temporary passwords on the site for exercising voting rights, and to acquire unique electronic certificates (or mobile phone number information).
(3) We will send you new codes for exercising voting rights for each General Meeting of Shareholders.

3. How multiple votes for the same shareholder will be handled
(1) If we receive votes both by conventional mail and via the Internet, we will consider the Internet vote to be the valid vote.
(2) When exercising voting rights via the Internet, it is possible to vote multiple times (re-do the vote), and in such cases, we will consider the last vote to be the valid vote. If we receive votes from both a personal computer and a mobile phone, the last vote will be considered to be the valid vote.

4. Costs arising from accessing the site for exercising voting rights
Costs arising from accessing the site for exercising voting rights (dial-up connection fees, phone fees, etc.) will be borne by the shareholder. When using a mobile phone to vote, there will be costs such as packet communication fees or other fees for using the mobile phone, and these fees will be borne by the shareholder.

For further information on this matter, please contact:

Mitsubishi UFJ Trust and Banking Corporation,
Securities Agent Department (Help Desk)
・Tel: 0120-173-027 (Business hours: 9:00 am-9:00 pm, toll free, only in Japan)

Japan Airlines Corporation and Consolidated Subsidiaries

Consolidated Financial Information

For the year ended March 31, 2006

(Working to regain trust)
Because of a series of safety-related occurrences, the JAL Group received an "administrative warning" and a "business improvement order related to ensuring air transportation safety" from the Minister of Land, Infrastructure, and Transport (MLIT) in March 2005. Soon after that, in order to restructure the Group to achieve high safety standards, the President and all directors held over 450 emergency safety meetings with frontline staff, and quickly provided the feedback obtained from the meetings to all employees. In order to seek candid advice of independent experts, a safety advisory group was established, and the Group submitted its final report to the MLIT in December 2005. Furthermore, in response to additional safety-related occurrences, in January 2006, the MLIT requested a report on additional measures related to the "thorough reimplementation of measures to prevent human errors within the JAL Group," and we submitted our report on improvement measures that were based on the recommendations of the safety advisory group. Subsequently, the Group worked to implement the measures included in the report. However, on March 22, 2006, the Group received from the Civil Aviation Bureau of the MLIT an administrative reprimand related to "missed scheduled inspections relating to durability improvement notice," which was followed by another reprimand related to "inappropriate inspections." We take seriously these safety-related occurrences that occurred amid our improvement efforts and reflect deeply upon them. We also sincerely apologize to all those affected for the problems and concerns we may have caused. The JAL Group is re-educating all of its employees to truly appreciate the principles upon which all airline companies are founded, including: "Safety always takes priority," "When in doubt, take the safe option" and "Always see things from the customer's perspective." In addition, we have also established a Safety Promotion Committee, which is a centralized body for safety improvements for the whole Group, to ensure the implementation of our improvement measures, and a Safety Promotion Center so that the lessons to be drawn from past accidents are not forgotten.
The JAL Group, led by the President and all other members of the new management team with strong will and leadership, is determined to rebuild its safety system, and intends to make a concerted and focused effort to regain the trust of not only our customers but also of society in general.

1.MANAGEMENT POLICIES

1. Fundamental Policies

Based on the following corporate philosophy, the JAL Group, as a comprehensive air transportation company group, strives to bring customers, their cultures and their hearts closer together as it contributes to the peace and prosperity of Japan and the world. The Group also aims to rank among the world's leading air transportation company groups, while striving to maximize its corporate value for the benefit of all of its stakeholders.

(Corporate philosophy)

As a comprehensive air transportation company group, the JAL Group strives to bring customers, their cultures and their hearts closer together as it contributes to the peace and prosperity of Japan and the world.

(1) We will relentlessly pursue safety and quality.
(2) We will think and act from the standpoint of the customer.
(3) We will strive to maximize our corporate value.
(4) We will endeavor to fulfill our responsibility as a corporate citizen.
(5) We will place value on diligence and the willingness to take on challenges.

2. Targeted Principal Management Indicators

Our principal medium-term management goal is to improve profitability. As the principal medium- to long-term management indicators, we use return on equity (ROE), which we aim to improve, and interest-bearing debt repayment periods, which we strive to reduce by increasing our cash flow from operations.

3. Medium- and Long-Term Management Strategies (goal)

(1) Basic policy

Since 2001, there have been a series of events negatively affecting the airline industry, including terrorist attacks, outbreaks of diseases, natural disasters, and anti-Japanese demonstrations in China. Furthermore, with fuel prices at historic highs, the airline industry has found itself in a challenging environment. Under these circumstances, in March 2006, the JAL Group announced its FY2006-2010 Medium-term Business Plan. Particularly, with the merger of the Group's operating companies that will be completed in October, we are aiming to have the fiscal year 2006 be the first year of the JAL Group's transformation into a company that puts the highest priority and importance on safety and customer satisfaction. The whole Group is focusing its energy on a concerted effort to regain the trust of all stakeholders through day-to-day safe operation of flights that customers can use with a sense of security and comfort.

The JAL Group plans to work in a fully integrated fashion to execute this new five-year Medium-Term Business Plan from FY 2006 through FY 2010, which sets forth concrete steps to achieve the goals announced last November in our "JAL Group Corporate Reform Policy." We are targeting the first three years (FY 2006-2008) to be the rebuilding stage for our Group's business base, during which time we plan to further streamline costs as well as restructure our international passenger operations. At the same time, we plan to strategically purchase new aircraft in order to position ourselves to capitalize on the business opportunities expected to arise from the expansion of Tokyo International Airport (Haneda), which is expected to increase international flights from that airport, and the increase in slots at Narita International Airport in FY 2009. We also aim to realize sustained growth by rebuilding our business base by focusing our resources on "safety" and "customer satisfaction."

The three main pillars of the new Medium-term Business Plan are as follows:

1. Toward a New JAL Group – Regaining Trust and Enhancing Customer Satisfaction

We plan to implement the recommendations of the Safety Advisory Group, an external committee of experts established last year to advise the JAL Group on safety issues, in order to rebuild the foundation for flight safety and refocus our corporate mind set to concentrate on customer satisfaction.

2. Improving profitability through restructuring of international passenger operations and downsizing of our equipment

We plan to continue to focus on higher profit and higher growth routes and will suspend lower profit routes to build a more profit-focused network; achieve downsizing of our fleet by replacing older aircraft with new, mostly small- and medium-sized aircraft to strengthen our competitive edge; and enhance our cost effectiveness as we reassess our business operations. We plan to increase both seat load factor and yield through these measures.

3. Implementing further cost-restructuring

We plan to continue to focus on and continually reassess our cost structure on a group-wide basis.

(2)Toward a New JAL Group "Regaining Trust and Enhancing Customer Satisfaction"

(i) Promote Corporate Culture and Reformed Mind Set

The Group will promote unity and create an open corporate climate, which encourages interaction and communication between its various businesses.

(ii) Restore high safety standards

Based on recommendations of the Safety Advisory Group, JAL Group will establish a Corporate Safety Division to oversee group-wide safety improvement, and carry out group-wide activities to improve safety. The Group will invest approximately 60 billion yen, mainly to strengthen the maintenance infrastructure and improve operational quality. The investment will also contribute to the re-strengthening of operational and aircraft quality, to increase customer trust.

(iii) Improve product and service quality from the customers' standpoint

In order to become an airline that is consistently chosen by our customer, we will further improve the quality of products and services to meet the customers' expectations and needs. We plan to invest approximately 65 billion yen to enhance the quality of products and services and maintain our system infrastructure, as well as to bolster our capability to handle unexpected operational events (e.g., delays, etc.).

(3) Building a solid corporate structure capable of responding flexibly to external factors

Business restructuring

(i) International passenger operations

During the period from FY 2006 to 2008, which we have labeled the Rebuilding Stage of the Business Foundation, we will seek to improve operational profits by concentrating on higher profit and higher growth routes and suspending lower-yielding routes, and downsizing our fleet by introducing more small- and medium-sized aircraft. We plan to advance the renewal of our fleet by replacing older aircraft with new equipment such as 737-800s (from FY 2007) and 787s (from FY 2008), in an effort to enhance the competitiveness of our fleet. We will also expand our lower-cost operations through various measures, including increasing the scope of flights provided by JALways and developing international routes operated by JAL Express. During the period after FY 2009, which we have labeled the Stage of Sustained Growth, we plan to focus on routes with growth potential, utilizing small- and medium-sized aircraft, as well as actively taking advantage of the expected increase in scheduled international flights out of Tokyo International Airport (Haneda) and the anticipated additional slots at Narita International Airport.

(ii) Domestic passenger operations

We plan to enhance customer convenience by creating comfortable, reliable and convenient products and services through such measures as increasing the number of Class J seats, which is our domestic business class product (e.g., increasing the number of Class J seats on aircraft and adding Class J seats in smaller aircraft), and strengthening our e-marketing initiatives. We plan to renew fleet by replacing older aircraft with new aircraft such as 737-800s (from FY 2006) and 787s (from FY 2008), in an effort to enhance the competitiveness of our fleet. We aim to improve cost competitiveness by focusing on a lower-cost operational structure and expanding the operations of JAL Express, our subsidiary that operates with lower overhead. We aim to aggressively pursue one of the biggest business opportunities during this Medium-term Business Plan period, which is the expected increase in slots at Tokyo International Airport (Haneda) in 2009.

(iii) Cargo Business

We plan to expand our cargo operations while securing stable profitability by building an efficient operational base that utilizes a combination of large- and medium-sized aircraft. We plan to aggressively develop potential growth markets, such as China, while servicing the demands of our most important market, the Japan outbound international cargo market, through such measures as strategic alliances with freight forwarders. We are seeking to develop growth opportunities that include the logistics business, express delivery business and domestic night cargo flight market.

Cost restructuring

While continuing to steadily implement the cost restructuring policies outlined in the FY2005-07 Medium-Term Business Plan, the JAL Group plans to further streamline its fixed costs in addition to reducing the scale of its international business operations. The Group also plans to further simplify its business processes on a group-wide basis. Through these measures, the JAL Group aims to achieve an improved cost structure.

4. Issues

"Safety in flight operations is the very foundation and social responsibility of the JAL Group. To carry out our mission of assuring safety, management will exert its strong resolve and employees will be instilled with an awareness of their individual roles and responsibilities, and together we will combine our utmost knowledge and capabilities to ensure the safe and reliable operation of each and every flight."

This is JAL Group's safety charter, which articulates our determination to ensure safety. Returning to and re-appreciating the spirit of this charter, management and employees alike, we are taking various steps to regain people's trust in the JAL Group, and to make it possible for customers to fly on JAL Group feeling safe and comfortable.

The JAL Group is working to integrate its operating companies by merging Japan Airline International, which is responsible for international passenger and cargo service operations, with Japan Airline Domestic, which is responsible for domestic passenger operations, in October 2006. While the holding company, Japan Airlines, will continue to operate as a corporation in order to maintain flexibility with regards to the Group's capital policy, the holding company's management will be combined and integrated with the operating company's management through a system under which all members of management of the holding company and the operating company hold dual positions in both companies.

We continue to implement measures to reflect feedback from customers in our operations, and improve the quality of our products and services from the customer's point of view in order to transform the Group into one that is always the first choice of customers.

5. Matters relating to Parent Company

None.

2. Business Performance and Financial Condition

【Business performance】

1. Overview of the period

(1) Overall results (consolidated)

The overall global economy recovered steadily due to the expansion of the U.S. and East Asian (Chinese, Korean, Taiwanese, and Singaporean) economies. Moderate economic recoveries were also seen in the U.K. and other European countries. The Japanese economy also experienced a moderate recovery. Capital expenditures increased against the backdrop of strong corporate earnings, and consumer spending recovered due to improvements in the employment environment. In general, this strength in the corporate sector had a favorable effect on the household sector.

During the period under review, international passenger demand fell below the previous year's level. This is mainly attributable to weak demand on China routes following anti-Japanese demonstrations, and to continued stagnation in demand for flights to Southeast Asian destinations. Passenger demand on our domestic routes, in particular demand from individuals, was also stagnant, mainly due to the adverse impact of a series of safety-related occurrences. The overall performance of our international cargo services fell short of that of the previous year, as demand for services from Japan to the United States and other East Asian countries was weak during the first half of the fiscal year. Throughout the reporting period, aircraft fuel prices stayed at extremely high levels, and the business environment for the JAL Group remained challenging. As a result, despite our group-wide efforts to increase revenues and cut costs, sales increased only ¥69.5 billion year-on-year to ¥2,199.3 billion, operating income decreased ¥82.9 billion to ¥26.8 billion, ordinary income fell ¥111.4 billion to a loss of ¥41.6 billion, and net income was down ¥77.3 billion to a net loss of ¥47.2 billion, on a consolidated basis.

(2) Earnings by segment (before intersegment eliminations and adjustments)

Air Transportation Business

On international routes, passenger demand was steady for flights to the United States, Korea and Taiwan. However, passenger demand on routes to Europe and Southeast Asia and Oceania was weak, and the effects of anti-Japanese demonstrations in China continued to linger on routes to China, mainly among tourists. As a result, the number of revenue passengers carried was 96.2% of the previous term's level, and revenue passenger-kilometers were 97.8% of those for the previous year. With respect to our route management, we increased the number of flights on routes to China (Tokyo-Tsingtao) and routes to other East Asian destinations (such as Osaka-Seoul), where growth is expected in the medium-to-long term, and on the Tokyo-Chicago and Tokyo-Moscow routes, where business demand has been strong. In particular, for routes to China, we have increased code-sharing with certain Chinese airlines in order to further expand our China-Japan network, which already exceeds those of our rivals. On the other hand, we have halted those scheduled flights we have operated with our own aircraft on routes that we believe are unlikely to generate a sufficient level of profits over a long term. These routes include those from Tokyo and Osaka to Saipan, from Fukuoka to Honolulu, Hong Kong and Seoul, and from Nagoya to Guam. We streamlined these flights by replacing some of them with code-share flights and charter flights (Available Seat-Kilometers was 97.7% of the previous term's level). In addition, as part of our operational streamlining, we proceeded with transferring the operation of additional routes to JALways in order to further increase our cost competitiveness. On the marketing front, in an effort to increase tourist demand, we launched a "FLY JAL! 10,000 Mile Gift Campaign" in April 2005 and, commencing in December 2005, a "Winter Bonus Campaign" on both international and domestic routes. Furthermore, we started a "JAL Corporate Flight Merit Program" for small- and medium-sized businesses in April 2005 in order to aggressively pursue business demand. On some routes, including those to London, we introduced a "Free Style Dining" service that allows passengers in the executive class to freely choose when to have their second meal. Starting in January 2005, we added fuel surcharges to our tickets to accommodate our high fuel costs.

As a result of the above, revenues from the international passenger operations on a consolidated basis increased 2.8% to ¥690.2 billion, as passenger yield increased 5.2% year-on-year mainly because of increases in fares and fuel surcharges.

For domestic passengers, the number of individual passengers failed to grow, mainly due to the safety-related occurrences, and the growth in the number of tour passengers proved insufficient to offset this decline. As a result, the number of revenue passengers carried was 98.1% of the previous term's level, while revenue passenger-kilometers were 98.6%. We expanded our operations to/from new airports that opened in the early part of this reporting period in an effort to increase the number of passengers. We introduced a total of 10 new flights on six routes from Kobe Airport, which opened in February 2006, including routes to Tokyo International Airport (Haneda), as well as Sapporo and Naha. In addition, at New Kitakyushu Airport, which opened in March, we introduced larger-sized aircraft on the Haneda route, and also began servicing routes to Nagoya (Komaki) and Naha. On the product strategy front, we began to increase the number of "Class-J" premium seats, which have been popular since they were introduced, and further expanded our advanced "JAL IC Check-in Service" by increasing to 44 the number of airports where "JAL IC Check-in Service" is available. All of these efforts are aimed at increasing customer convenience. Our marketing efforts aimed at creating demand by expanding the number of days for which "bargain fares" were offered and continuing to offer birthday discounts and "Otomo de Mairu" discounts. We also launched promotional campaigns that feature popular characters, such as the "Mushi-King" and "Tamagotchi." In order to accommodate our higher fuel expenses, we had added a fuel surcharge of ¥200 or ¥300 per one-way sector starting in January 2005, but discontinued such fuel surcharge starting April 2006 when we increased our domestic passenger airfares.

Although we implemented the above measures, a series of safety-related occurrences took place and negatively affected demand, mainly among individual passengers. As a result, although passenger yield remained stable at 99.2%, revenues from domestic passengers on a consolidated basis fell 2.2% year-on-year to ¥659.9 billion.

For international cargo services, amidst the growth of the global economy, demand for cargo services was generally steady, but revenue ton-kilometers stopped at 97.0% of last year's exceptionally good results. Demand for cargo services was stagnant overall during the first half of the reporting period, but recovered from autumn onward with increased shipments of flat-screen televisions, semiconductor products, and auto parts by Japanese manufacturers. Furthermore, overall import demand was strong since imports of auto parts and materials were steady, even though imports of fresh food were somewhat weak. With regard to our route management, we increased the number of flights on trans-Pacific routes and routes to Hong Kong during the second half of the fiscal year. In addition, starting in November 2005, we utilized new B747-400 Freighter and converted some of the return flights from Europe, which had previously stopped over at Anchorage, into direct flights, thereby improving our services with shorter flight time and reducing costs, including fuel costs.

Due to the above measures we took, cargo yield increased 8.6% compared to the previous year, mainly due to increases in fuel surcharges, and revenue increased 5.4% to ¥180.5 billion.

While fuel costs dramatically increased, we made efforts to absorb the impact of the increase by continuing to implement measures to increase revenues through fare revisions and fuel surcharges, various measures to reduce cost, and measures to improve profitability, including streamlining of routes.

As a result, total transportation volume, including both international and domestic passengers and cargo, was 97.7% of the volume of the previous fiscal year. Sales increased ¥31.6 billion to ¥1,732.9 billion, while operating loss was ¥43.4 billion (after intra-segment eliminations and before inter-segment eliminations).

Airline-Related Business

Revenues for the in-flight catering company, TFK, increased due to improved sales volume at Tokyo International Airport (Haneda) resulting from new contracts and an increase in the number of international charter flights. AGP Corporation, which sells auxiliary power for aircraft, experienced a significant increase in revenues due to the increase in electric power sales volume following the opening of Terminal 2 at Tokyo International Airport (Haneda) and of the Central Japan International Airport.

As a result, sales for the airline-related business segment were ¥342.9 billion and operating income totaled ¥5.8 billion.

Travel Services Business

JALPAK's customer volume and revenue both decreased following reductions in the number of flights on the JAL Group's international passenger routes. JAL Tours recorded increased revenues due to a rise in customer volume on most destinations, in particular to Okinawa.

As a result, for the travel services business, sales were ¥415.3 billion, and operating income totaled ¥0.6 billion.

Credit Card and Leasing Services Business

The Group's credit card company, JALCard, experienced substantially increased transaction volumes with the number of members increasing 13% to around 1.58 million as of March 31, 2006 as a result of measures to gain new members, which led to an increase in revenue.

As a result, segment sales were ¥60.1 billion, and operating income totaled ¥4.3 billion.

Other Businesses

JALUX, a trading company, posted increased revenues due to healthy sales of real estate, food-related products and airplane parts to non-group companies, although customers were more dispersed following the opening of Terminal 2 at Tokyo International Airport (Haneda) and sales at the airport's BLUE SKY consequently decreased. JAL Hotels, a hotel operator, newly won contracts to manage seven additional hotels since April 2005, but overall revenues fell for various reasons, including changes in the operation of the Kawasaki Nikko Hotel to a management contract basis following the sale of the hotel, and a drop in revenue from the Hotel Nikko Bayside Osaka, which we own, due to the opening of a competing hotel in the neighboring area.

As a result, other business segment sales were ¥212.6 billion, and operating income totaled ¥6.1 billion.

2. Business risks

(1) Business strategy

(i) Medium-term business plan

On March 2, 2006, we announced our medium-term business plan for the five-year period ending March 31, 2011. While achieving the goals set forth in the medium-term business plan is of critical importance to the Group, the plan was prepared based on a number of assumptions, and if these assumptions turn out to be incorrect, including the stakeholders' support of the new management structure, the targeted cost savings and revenue growth set forth in the plan may not be successfully achieved.

(ii) Integration of Japan Airlines International and Japan Airlines Domestic

We plan to merge Japan Airlines Domestic into Japan Airlines International in October 2006, but due to various factors, the merger of these operating companies may not result in the benefits that we currently expect.

(iii) Joining the oneworld alliance

In February 2006, we entered into a memorandum of understanding to join oneworld, one of the major airline alliances. However, due to various factors, we may not be able to realize the benefits that we expect to achieve through the alliance.

(iv) Indebtedness and financing

We currently have and will continue to have a significant amount of indebtedness and lease obligations relating to our aircraft as well as pension benefit obligations. Moreover, in March 2007, we may need to redeem certain zero-coupon convertible bonds in euro-yen that are due 2011. If, as a result of the restructuring of the governmental financial institutions currently contemplated by the Japanese government, changes in the tax or accounting system, further downgrading of our credit ratings or interest rate increases, etc., we are unable to obtain external financing or loans on such terms as are currently available to us, then our business and results of operations may be adversely affected.

(2) Possible impact of changes in our market and geopolitical events abroad

Both our international and domestic operations depend to a large extent on the portion of our customer base made up of Japanese nationals. Our business and results of operations may be negatively affected by such factors as increased competition, adverse changes in the economic conditions in Japan or in the demand for air transportation among Japanese nationals, seasonality, natural disasters, outbreaks of contagious diseases such as SARS, terrorist attacks, conflicts, wars or other similar events. Moreover, in the event of further terrorist attacks or acts of war, insurance premiums may be increased or insurance may be made available only with additional limitations on coverage.

(3) Possible Effects of fuel price and foreign exchange rate fluctuations

We have hedged risks of higher fuel prices through a number of derivative transactions. However, continuing high fuel costs or significant disruptions in the supply of aircraft fuel will adversely affect our business and results of operations. In addition, due to the international nature of our business, we receive a large a large part of our revenues and incur an even larger part of our expenses in certain foreign currencies. Thus, fluctuations in foreign exchange rates may adversely affect our business and results of operations.

(4) Safety concerns

A series of safety-related occurrences involving our aircraft have caused some of our customers to leave us for other airlines and negatively affected the revenues from our operations. Although we have been taking various measures to regain the confidence of customers in our services and rebuild our reputation, it may take a substantial amount of time before such confidence and reputation are fully regained. Any further safety-related occurrences involving our Group or our suppliers or service providers may result in deterioration of the pubic perception concerning the safety and reliability of our operations and may negatively impact our financial results.

(5) Possible impact of laws and regulations

Our operations are subject to a high degree of international, national and local legislation and regulations, covering most aspects of our operations. In the cargo area, in February 2006, government authorities in a number of jurisdictions (which include, but may not be limited to, the European Union, United States, Switzerland and New Zealand) began what appear to be similar inquiries into possible price coordination among international air cargo operators, including us. A number of class action lawsuits have also been filed against such air cargo operators claiming injury due to alleged violation of the U.S. anti-trust laws. These developments may necessitate significant expenditures on the part of airline companies and could have a material impact on our results of operations.

(6) Reliance on technology systems and handling of customer information

Our operations rely to some extent on certain technology systems that entail operational risks, including our information system. Any interruption in our technology systems due to factors such as computer viruses could cause a substantial disruption in our operations. In addition, any incident where personal information in our possession about our customers is leaked or improperly accessed could decrease customer and market confidence and materially and adversely affect our business, financial conditions and results of operations.

3. Matters relating to distribution of profit

Regrettably, we expect to pay no dividend for the reporting period due to a large loss recorded on a consolidated basis and based on our analysis of the Group's financial position.

【Financial Position】

1. Earnings Analysis

Operating income

As described above, passenger demand during the reporting period was sluggish on both international and domestic routes due primarily to the effects of anti-Japanese demonstrations in China and safety related occurences, and international cargo demand also fell below the level of the previous year. Meanwhile, fuel expenses increased ¥88.2 billion, due to steep rises of historic proportions in fuel prices. As a result, despite our group-wide efforts to increase revenues and cut costs, operating revenue increased ¥69.5 billion year-on-year to ¥2,199.3 billion, and operating expenses increased by ¥152.4 billion to ¥2,226.2 billion. As a result, we posted a ¥26.8 billion operating loss, or a ¥82.9 billion decrease in operating income from the previous year.

Non-operating income/expenses

Non-operating income fell by ¥38.0 billion from the previous year to ¥26.3 billion since we no longer record aircraft purchase incentives, which totaled ¥48.3 billion for the previous fiscal year, while gains on foreign exchange rose by ¥10.0 billion to ¥12.1 billion. Extraordinary income rose by ¥23.9 billion to ¥30.4 billion, mainly due to an increase of ¥17.1 billion to ¥19.0 billion in gains on the sale of real estate. In addition, we posted a ¥6.8 billion gain on partial termination of our retirement benefit plan. Extraordinary losses amounted to ¥35.3 billion, which included a ¥18.7 billion impairment loss on disposal of golf course facilities and an additional provision for retirement benefits.

Current assets

Cash and time deposits declined by ¥78.6 billion year-on-year to ¥173.9 billion, mainly due to the posting of a net loss, while accounts and notes receivable—trade increased by ¥14.5 billion to ¥237.4 billion in line with increased operating revenues. Combined with a valuation gain on fuel derivatives, amounts equal to incentives received for aircraft purchases in large quantities, etc., current assets totaled ¥687.3 billion, a year-on-year increase of ¥4.1 billion.

Fixed assets

Tangible fixed assets decreased by ¥5.4 billion from the previous year to ¥1,473.9 billion, since, in addition to recording a ¥125.1 billion depreciation charge, we sold14 aircraft, while purchasing 14 aircraft (of which two were direct purchases and 12 were acquisitions in the middle of, or following the expiration of, the relevant lease terms).

Liabilities

Long-term loans, including the current portion consisting of amounts repayable within one year declined by ¥59.8 billion year-on-year to ¥913.0 billion. The year-end balance of bonds, including the current portion, decreased by ¥15.0 billion from the previous year-end level to stand at ¥310.0 billion.

Stockholders' equity

Accumulated deficit deteriorated from ¥34.9 billion at the end of the previous year to ¥90.1 billion, mainly due to the posting of a ¥47.2 billion net loss.

Balance sheet

As a result of the factors listed above, total assets at the end of the reporting period were ¥2,161.2 billion, and total liabilities ¥1,985.7 billion. Total stockholders' equity came to ¥148.0 billion, yielding an equity ratio of 6.9%.

Cash flow

Cash flow from operating activities resulted in a net cash inflow of ¥100.9 billion, mainly reflecting the ¥46.4 billion loss before income taxes and minority interests, offset by ¥125.1 billion of depreciation and amortization charges. Cash flow from investing activities resulted in a net cash outflow of ¥99.2 billion, primarily relating to the acquisition of aircraft. Cash flow from financing activities resulted in a net cash outflow of ¥91.3 billion, resulting from financing through long-term loans, which were partially offset by repayments of loans and redemptions of bonds. As a result, cash and cash equivalents at term-end stood at ¥172.1 billion.

2. Aircraft Fleet

Changes in the total number of aircraft operated by our consolidated subsidiaries during the year and the total number of owned and leased aircraft at the end of the year are shown below.

Type of Aircraft	Purchase	Lease	Sale/ Retirement	Termination of Lease	Other/ Remodeling	Mar. 31st, 2005	
						Owned	Leased
B747-400	+1			▲1		41	1
B747-400F						0	2
B747LR			▲1	▲2		17	2
B747SR			▲2			1	0
B747F				▲1		7	2
B777	+2	+4		▲1		12	24
DC-10			▲6			0	0
A300-600R	+4			▲4		18	4
A300			▲3			3	0
B767	+1	+2		▲1		19	20
MD-90	+2			▲2		16	0
MD-81						12	6
MD-87	+2			▲2		8	0
B737						9	14
CRJ200		+2				0	8
YS-11			▲2			4	0
DHC-8-Q400	+1	+1				3	4
SAAB340B	+1			▲1		10	4
DHC-8-100						4	0
BN-2B						3	0
Total	+14	+9	▲14	▲15		187	91

Notes:

(1)▯ indicates minus.

(2) 12 aircraft out of the 14 purchased aircraft listed above were purchased in the middle of, or at the end of, the relevant lease terms, while the remaining two were directly purchased.

(3) Aircraft used for training purposes are not included.

3. Cash Flow Indicators on a Consolidated Basis

The following are the consolidated cash flow indicators:

	FY 2004 at year-end	FY 2005 at year-end
Equity ratio (%)	9.0	6.9
Equity ratio at market value (%)	28.7	28.2
Interest-bearing debt repayment period (years)	9.0	12.2
Interest coverage ratio	5.7	4.5

(Note)

- Equity ratio: Stockholders' equity/Total assets
- Equity ratio at market value: Gross equity market capitalization/Total assets
- Interest-bearing debt repayment period: Interest-bearing debt/operating cash flow(Operating Income+Net Interest Income–Tax・Divident+Repayment Lease Principal+Depreciation etc.)
- Interest coverage ratio: Cash flow from operating activities/Interest payments

(1) All indicators are calculated on the basis of consolidated financial data.

(2) Gross equity market capitalization is calculated by multiplying the closing price of our shares at the end of the period by the number of ordinary shares issued and outstanding at the end of the period.

(3) Cash flow from operating activities refers to cash flow from operating activities for the period as stated in the consolidated statement of cash flows.

(4) Interest-bearing debt refers to that portion of our liabilities stated in the consolidated balance sheets which includes borrowings, bonds and other liabilities upon which we pay interest (including installment payments).

(5) Interest payments mean interest paid in the consolidated statement of cash flows.

[Outlook for FY 2006]

Although demand for passenger air transportation is expected to increase in line with the ongoing recovery of the Japanese economy, aircraft fuel prices remain at record-high levels due to the persistent instability of the international community, and we anticipate that the business environment surrounding the JAL Group will remain severe. Under these circumstances, we will endeavor to improve our profitability by maximizing the benefit derived from the integration of our operating companies while implementing a variety of marketing and other measures to increase revenue in each of the international passenger, domestic passenger and cargo businesses. We will also strive to achieve further cost reduction by more vigorous and thorough implementation of the cost structure reform that we have already been undertaking.

Assumptions underlying the financial targets:
The computation of the forecast is based on the following assumptions: An exchange rate of ¥120 = one U.S. dollar, and with respect to the price of aircraft fuel price, Singapore Kerosene at a market price of US$75 per barrel. For the fiscal year ending March 31, 2007, we have entered into hedging transactions covering approximately 80% of our expected U.S. dollar requirements and 75% of our expected fuel requirements.

The current financial targets on a consolidated basis for the fiscal year ending March 2007 is as follows:

(1) Operating Revenue: ¥2,301.0 billion

(2) Operating Income: ¥17.0 billion

(3) Ordinary Income: ¥0.5 billion

(4) Net Income: ¥3.0 billion

The above target figures are subject to certain uncertainties and risks, including those mentioned below. In the event that any of these risks materializes (e.g., further increase in fuel prices), we will make every effort to successfully implement additional measures to mitigate the negative impact of such risks, including, if necessary, certain emergency measures.

This document is for background information purposes only. Certain statements made in this document, including some management strategies and targets, may contain forward-looking statements which reflect management's views and assumptions. We may not be successful in implementing our business strategies, and management may fail to achieve its targets. The management targets and other forward-looking statements involve current assumptions of future events as well as risks and uncertainties that could significantly affect expected results, including, without limitations, adverse economic or political conditions in Japan or other countries; increased jet fuel prices; negative changes in foreign exchange rates; terrorist attacks and military conflicts, and health epidemics. Please see our latest Annual Report for additional information regarding the risks in our businesses. To the extent this document contains such forward-looking statements, we have no obligation or intent to update them unless required by law. In addition, information on companies and other entities outside the JAL group that is included in this document has been obtained from publicly available information and other sources. The accuracy and appropriateness of that information has not been verified by us and cannot be guaranteed.

Japan Airlines Corporation and Consolidated Subsidiaries

Consolidated Financial Information

For the years ended March 31, 2006 and 2005

1. Consolidated Financial Highlights

(Amounts of less than one million yen have been omitted.)

a. Consolidated operating results

(1)	Total operating revenues	FY05	¥2,199,385 million	(3.3%)
		FY04	¥2,129,876 million	(10.3%)
(2)	Operating (loss) income	FY05	¥ (26,834) million	(–)
		FY04	¥ 56,149 million	(–)
(3)	Ordinary (loss) income	FY05	¥ (41,608) million	(–)
		FY04	¥ 69,805 million	(–)
(4)	Net (loss) income	FY05	¥ (47,243) million	(–)
		FY04	¥ 30,096 million	(–)
(5)	Net (loss) income per share	FY05	¥ (23.88)	
		FY04	¥ 15.24	
(6)	Diluted net income per share	FY05	¥ –	
		FY04	¥ 13.66	
(7)	Return on equity	FY05	-27.6%	
		FY04	17.0%	
(8)	Ordinary income as a percentage of total assets	FY05	-1.9%	
		FY04	3.3%	
(9)	Ordinary income as a percentage of total operating revenues	FY05	-1.9%	
		FY04	3.3%	
(10)	Equity in earnings of affiliates	FY05	¥ 1,899 million	
		FY04	¥ 1,514 million	

Note 1. Weighted-average number of shares outstanding during the year:

FY05	1,979,708,032
FY04	1,972,336,072

1. Consolidated Financial Highlights (continued)

b. Consolidated financial position

(1)	Total assets	FY05	¥2,161,240 million
		FY04	¥2,162,654 million
(2)	Total stockholders' equity	FY05	¥ 148,066 million
		FY04	¥ 194,746 million
(3)	Stockholders' equity as a percentage of total assets	FY05	6.9%
		FY04	9.0%
(4)	Equity per share	FY05	¥ 74.78
		FY04	¥ 98.34

Note 1. Number of shares outstanding at end of the year:

March 31, 2006	1,979,519,354
March 31, 2005	1,979,888,788

c. Consolidated cash flows

(1)	Net cash provided by operating activities	FY05	¥ 100,984 million
		FY04	¥ 145,275 million
(2)	Net cash used in investing activities	FY05	¥ (99,283) million
		FY04	¥ (21,456) million
(3)	Net cash used in financing activities	FY05	¥ (91,384) million
		FY04	¥ (6,290) million
(4)	Cash and cash equivalents held at end of year	FY05	¥ 172,132 million
		FY04	¥ 260,933 million

d. Consolidation policy

See accompanying notes to consolidated financial statements.

e. Changes in accounting policy

None

2. Consolidated Financial Forecast for the Year Ending March 31, 2007

(1)	Total operating revenues	¥2,301,000 million
(2)	Operating income	¥ 17,000 million
(3)	Ordinary income	¥ 500 million
(4)	Net income	¥ 3,000 million
(5)	Net income per share	¥ 1.52

For the assumptions underlying the forecast and other concerns, refer to page 18 of the attached documents.

3. Consolidated Subsidiaries and Affiliates Accounted for by the Equity Method

Japan Airlines Corporation (the "Company") owns 275 subsidiaries and currently consolidates 152 subsidiaries, including the following principal subsidiaries:

JAPAN AIRLINES INTERNATIONAL CO., LTD.
JAPAN AIRLINES DOMESTIC CO., LTD.
JAPAN ASIA AIRWAYS CO., LTD.
JAPAN TRANS OCEAN AIR CO., LTD.
JALWAYS CO., LTD.
JAL EXPRESS CO., LTD.
JAPAN AIR COMMUTER CO., LTD.
AGP CORPORATION
JAL SALES CO., LTD.
JALPAK CO., LTD.
JAL TOURS CO., LTD.
JAL HOTELS COMPANY LTD.
JALUX INC.

The number of unconsolidated subsidiaries which are not accounted for by the equity method is currently 123.

The number of affiliates is currently 97, including 20 companies which are accounted for by the equity method.

Changes in the scope of consolidation and adoption of the equity method are summarized as follows:

Consolidation:

Increase	1	JAL GROUP SENIOR CENTER CO., LTD. (*1)
Decrease	5	NIKKO INFLIGHT CATERING CO., LTD. (*2)
		JAPAN FUEL TRADING CO., LTD. (*3)
		HOTEL NIKKO DE NEW PARIS S.A.S. (*3)
		JALTOUR GMBH (*4)
		JAL TRAVEL NAGASAKI CO., LTD. (*5)

*1: Incorporated
*2: The shares in Nikko Inflight Catering Co., Ltd. were sold.
*3: Liquidated
*4: Merged with JALPAK INTERNATIONAL (GERMANY) GMBH
*5: Became immaterial

Equity method:

Decrease	1	TNN GUAM INC. (*6)

*6: The shares in TNN Guam, Inc. were sold.

Japan Airlines Corporation and Consolidated Subsidiaries

Comparative Consolidated Balance Sheets

March 31, 2006 and 2005

	2006	2005	Change
		(Millions of yen)	
Assets			
I. Current assets			
Cash and time deposits	¥ 173,948	¥ 252,573	¥(78,625)
Notes and accounts receivable – trade	237,479	222,934	14,545
Short-term investments in securities	5,936	666	5,270
Supplies	83,717	76,335	7,381
Deferred income taxes	9,539	9,618	(78)
Other current assets	179,695	123,951	55,743
Allowance for bad debts	(2,996)	(2,905)	(91)
Total current assets	687,319	683,174	4,144
II. Fixed assets			
Tangible fixed assets:			
Buildings and structures	203,039	224,690	(21,650)
Machinery, equipment and vehicles	31,743	34,770	(3,026)
Flight equipment	791,098	814,760	(23,662)
Land	55,979	66,809	(10,829)
Construction in progress	49,551	27,217	22,334
Other tangible fixed assets	21,348	23,496	(2,148)
Total tangible fixed assets	1,152,762	1,191,744	(38,982)
Intangible fixed assets:			
Software	70,373	67,871	2,502
Other intangible fixed assets	1,701	1,983	(281)
Total intangible fixed assets	72,075	69,854	2,221
Investments:			
Investments in securities	88,750	80,640	8,110
Long-term loans receivable	14,582	16,602	(2,020)
Deferred income taxes	52,085	44,595	7,489
Other investments	96,043	78,933	17,109
Allowance for bad debts	(2,385)	(2,967)	582
Total investments	249,076	217,804	31,272
Total fixed assets	1,473,913	1,479,403	(5,489)
III. Deferred charges			
Bond issuance expenses	6	76	(69)
Total deferred charges	6	76	(69)
Total assets	¥2,161,240	¥2,162,654	¥ (1,414)

	2006	2005	Change
		(Millions of yen)	
Liabilities			
I. Current liabilities			
Accounts payable – trade	¥ 237,803	¥ 213,783	¥ 24,019
Short-term borrowings	6,562	11,611	(5,049)
Current portion of bonds	30,000	15,000	15,000
Current portion of long-term loans	113,045	110,636	2,409
Accrued income taxes	4,700	6,464	(1,764)
Deferred income taxes	29	154	(125)
Other current liabilities	252,702	211,488	41,213
Total current liabilities	644,844	569,140	75,704
II. Non-current liabilities			
Bonds	280,000	310,000	(30,000)
Long-term loans	800,001	862,223	(62,221)
Accrued pension and severance costs	139,753	149,665	(9,912)
Deferred income taxes	1,340	645	694
Other non-current liabilities	119,784	50,458	69,325
Total non-current liabilities	1,340,879	1,372,993	(32,113)
Total liabilities	1,985,724	1,942,133	43,590
Minority interests	27,449	25,774	1,675
Stockholders' equity			
I. Common stock	100,000	100,000	–
II. Capital surplus	136,145	136,141	3
III. Accumulated deficit	(90,186)	(34,978)	(55,207)
IV. Net unrealized gain on investments in securities, net of taxes	8,777	3,765	5,011
V. Translation adjustments	(5,776)	(9,406)	3,629
VI. Common stock in treasury	(892)	(775)	(117)
Total stockholders' equity	148,066	194,746	(46,680)
Total liabilities and stockholders' equity	¥2,161,240	¥2,162,654	¥ (1,414)

Japan Airlines Corporation and Consolidated Subsidiaries

Comparative Consolidated Statements of Operations

For the years ended March 31, 2006 and 2005

	2006	2005	Change
		(Millions of yen)	
Operating revenues	¥2,199,385	¥2,129,876	¥ 69,509
Operating expenses:			
Cost of operating revenues	1,839,190	1,685,675	153,514
Selling, general and administrative expenses	387,029	388,051	(1,022)
Total operating expenses	2,226,220	2,073,727	152,492
Operating (loss) income	(26,834)	56,149	(82,983)
Non-operating income:			
Interest and dividend income	3,713	3,170	543
Equity in earnings of affiliates	1,899	1,514	385
Exchange gain, net	12,170	2,075	10,095
Other non-operating income	8,593	57,686	(49,093)
Total non-operating income	26,378	64,446	(38,068)
Non-operating expenses:			
Interest expense	21,811	24,875	(3,064)
Other non-operating expenses	19,340	25,914	(6,573)
Total non-operating expenses	41,152	50,790	(9,638)
Ordinary (loss) income	(41,608)	69,805	(111,413)
Extraordinary profit:			
Gain on sales of fixed assets	19,093	1,905	17,188
Subsidy received to purchase aircraft for isolated island routes	–	1,716	(1,716)
Gain on sales of investments in securities	–	1,334	(1,334)
Gain on partial termination of defined benefit plan	6,810	–	6,810
Other extraordinary profit	4,567	1,615	2,951
Total extraordinary profit	30,471	6,571	23,900
Extraordinary losses:			
Loss on sales and disposal of fixed assets	6,052	13,840	(7,787)
Loss on cancellation of lease contracts	–	9,682	(9,682)
Loss on impairment of fixed assets	18,705	–	18,705
Special termination benefits	4,033	–	4,033
Other extraordinary losses	6,511	8,188	(1,676)
Total extraordinary losses	35,303	31,710	3,592
(Loss) income before income taxes and minority interests	(46,440)	44,666	(91,106)
Income taxes – current	8,419	7,897	521
Income taxes – deferred	(9,966)	4,251	(14,218)
Minority interests	(2,350)	(2,420)	70
Net (loss) income	¥ (47,243)	¥ 30,096	¥ (77,340)

Comparative Consolidated Statements of Capital Surplus and Accumulated Deficit

For the years ended March 31, 2006 and 2005

	2006	**2005**
	(Millions of yen)	
Capital surplus		
Balance at beginning of year	¥136,141	¥136,678
Increase:		
Stock issued under share exchange (*kabushiki-kohkan*)	–	5,069
Gain on sales of common stock in treasury	3	1,821
Decrease:		
Cancellation of common stock in treasury	–	7,428
Balance at end of year	¥136,145	¥136,141
Accumulated deficit		
Balance at beginning of year	¥ (34,978)	¥ (65,031)
Decrease:		
Net income	–	30,096
Increase:		
Net loss	47,243	–
Cash dividend	7,919	–
Bonuses to directors and statutory auditors	44	43
Balance at end of year	¥ (90,186)	¥ (34,978)

Japan Airlines Corporation and Consolidated Subsidiaries

Comparative Consolidated Statements of Cash Flows

For the years ended March 31, 2006 and 2005

	2006	2005
	(Millions of yen)	
Operating activities		
(Loss) income before income taxes and minority interests	¥ (46,440)	¥ 44,666
Adjustments to reconcile (loss) income before income taxes and minority interests to net cash provided by operating activities:		
Depreciation and amortization	125,126	124,713
Gain and loss on sales of, and loss on revaluation of, short-term investments in securities and investments in securities, net	1,295	(171)
Loss on sales and disposal of fixed assets and loss on impairment of fixed assets	17,138	25,702
Net provision for accrued pension and severance costs	(9,919)	(13,645)
Interest and dividend income	(3,713)	(3,170)
Interest expense	21,811	24,875
Exchange loss (gain), net	106	(200)
Equity in earnings of affiliates	(1,899)	(1,514)
Increase in notes and accounts receivable	(13,120)	(16,000)
Increase in supplies	(7,365)	(209)
Increase in accounts payable	22,812	7,545
Other	23,272	(15,743)
Subtotal	129,103	176,848
Interest and dividends received	4,151	3,648
Interest paid	(22,507)	(25,686)
Income taxes paid	(9,762)	(9,535)
Net cash provided by operating activities	100,984	145,275
Investing activities		
Purchases of time deposits	(969)	(1,367)
Proceeds from maturity of time deposits	917	281
Purchases of fixed assets	(146,972)	(121,960)
Proceeds from sales of fixed assets	48,403	94,927
Purchases of investments in securities	(7,584)	(4,531)
Proceeds from sales and maturity of investments in securities	1,576	2,363
Long-term loans receivable made	(1,458)	(2,787)
Collection of long-term loans receivable	4,849	6,273
Other	1,955	5,344
Net cash used in investing activities	(99,283)	(21,456)

	2006	2005
	(Millions of yen)	
Financing activities		
(Decrease) increase in short-term borrowings, net	¥ (5,355)	¥ 39
Proceeds from long-term loans	57,285	48,182
Repayment of long-term loans	(117,563)	(130,978)
Proceeds from issuance of bonds	–	99,975
Redemption of bonds	(15,000)	(23,700)
Dividends paid to stockholders	(7,846)	(12)
Dividends paid to minority interests	(433)	(315)
Other	(2,473)	519
Net cash used in financing activities	(91,384)	(6,290)
Effect of exchange rate changes on cash and cash equivalents	1,061	272
Net (decrease) increase in cash and cash equivalents	(88,622)	117,801
Cash and cash equivalents at beginning of year	260,933	143,327
Decrease in cash and cash equivalents resulting from exclusion from consolidation	(178)	(195)
Cash and cash equivalents at end of year	¥ 172,132	¥ 260,933
Reconciliation between cash and time deposits in consolidated balance sheets and cash and cash equivalents at end of year		
Cash and time deposits in consolidated balance sheets	¥ 173,948	¥ 252,573
Time deposits with original maturities of more than three months	(1,726)	(1,513)
Short-term investments in securities with original maturities of three months or less	0	0
Short-term investments included in other current assets, with maturities of three months or less	–	9,998
Current account overdrafts included in short-term borrowings	(90)	(126)
Cash and cash equivalents at end of year	¥ 172,132	¥ 260,933

1. Summary of Significant Accounting Policies

a. Basis of presentation

Japan Airlines Corporation (the "Company") and consolidated domestic subsidiaries maintain their accounting records and prepare their financial statements in accordance with accounting principles and practices generally accepted and applied in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards, and its consolidated foreign subsidiaries in conformity with those of their countries of domicile. The accompanying consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than Japan.

Amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying consolidated financial statements do not necessarily agree with the sum of the individual amounts.

b. Principles of consolidation and accounting for investments in affiliates

The consolidated financial statements include the accounts of the Company and all significant subsidiaries. All significant intercompany accounts and transactions and unrealized gain or loss on intercompany accounts and transactions have been eliminated.

The balance sheet date of 25 of the consolidated subsidiaries is December 31, 2005 and for 1 consolidated subsidiary, it is February 28, 2006. Any significant differences in intercompany accounts and transactions arising from intervening intercompany transactions during the period from January 1, 2006 through March 31, 2006 and the period from March 1, 2006 through March 31, 2006 have been adjusted, if necessary.

Investments in significant affiliates are accounted for by the equity method. The assets and liabilities of newly consolidated subsidiaries are stated at fair value as of their respective acquisition dates. The differences between the cost and the underlying fair value of net assets at the dates of acquisition of the consolidated subsidiaries and companies accounted for by the equity method are amortized by the straight-line method over a period of five years.

c. Cash equivalents

The Company and its consolidated subsidiaries define cash equivalents as highly liquid, short-term investments with original maturities of three months or less.

d. Securities

Investments in marketable securities are stated at fair value, and net unrealized gain or loss on such securities is accounted for as a separate component of stockholders' equity. Investments in non-marketable securities are stated at cost. Cost of securities sold is determined principally by the moving average method.

e. Derivatives

Derivatives are stated at fair value.

f. Supplies

Supplies are principally stated at cost based on the moving average method.

g. Tangible and intangible fixed assets

Tangible fixed assets	
Aircraft, spare engines and spare parts contained in flight equipment	– The straight-line method or the declining-balance method based on their estimated useful lives
Ground property and equipment:	
Japan Airlines International Co., Ltd. and Japan Airlines Domestic Co., Ltd.	– The straight-line method based on their estimated useful lives
Other companies	– Principally the declining-balance method based on their useful lives
Intangible fixed assets	– The straight-line method based on their useful lives

h. Deferred charges

Bond issuance expenses are capitalized and are being amortized over a period of 3 years.

i. Accrued pension and severance costs

To provide for employees' severance indemnities, net periodic pension cost is accounted for based on the projected benefit obligation and the plan assets. The unrecognized obligation at transition is being amortized by the straight-line method principally over a period of fifteen years.

1. Summary of Significant Accounting Policies (continued)

i. Accrued pension and severance costs (continued)

The adjustment for actuarial assumptions is being amortized by the straight-line method over a period ranging from 5 to 15 years, which is less than the average remaining years of service of the active participants in the plans. Amortization is computed from the fiscal year subsequent to the year in which the adjustment was recorded.

Past service cost is principally charged to income as incurred. However, at certain subsidiaries, past service cost is being amortized by the straight-line method over a period which is less than the average remaining years of service of the active participants in the plans.

The JAL Group Pension Fund established by certain consolidated subsidiaries, received approval from the Minister of Health, Labor and Welfare with respect to its application for exemption from the benefit obligation related to future employee services under the substitutional portion of the welfare pension fund plan (WPFP) on April 1, 2005 and the portion related to past services on April 1, 2006. The operation of this fund was reorganized on April 1, 2006. At March 31, 2006, the estimated amount of pension assets to be transferred was ¥7,894 million. The potential effect on consolidated profit and loss, estimated in accordance with Paragraph 44-2 of the "Practical Guidelines on Retirement Benefits Accounting (Interim Report)," Report No. 13 of the Accounting System Committee of the Japanese Institute of Certified Public Accountants as if the transfer of pension assets had been made as of March 31, 2006, was a gain of ¥1,526 million and a loss of ¥842 million. An accrual for the estimated loss of ¥842 million was recorded for the year ended March 31, 2006 as accrued pension and severance costs.

On October 1, 2005, Japan Airlines International Co., Ltd ("JALI") introduced a revised pension scheme under which employees have the option to change a portion of the existing lump-sum payment of retirement benefits to a defined contribution plan or to an early payment scheme. As a result, loss before income taxes and minority interests decreased by ¥6,810 million for the year ended March 31, 2006. A portion of the unrecognized obligation at transition which relates to reducing the benefit obligation by the introduction of the option referred to above has been amortized by the straight-line method over a period of 8 years in accordance with Paragraph 15, "Transitional Arrangement," of "Accounting for the Transfer between Retirement Benefit Plans" (Accounting Standard Implementation Guidance No. 1).

Certain consolidated subsidiaries transferred a portion of their retirement benefit plan to defined contribution plans primarily on July 1, 2005 or April 1, 2006 and applied "Accounting for the Transfer between Retirement Benefit Plans" (Accounting Standard Implementation Guidance No. 1). As a result, loss before income taxes and minority interests increased by ¥643 million for the year ended March 31, 2006.

1. Summary of Significant Accounting Policies (continued)

j. Allowance for bad debts

The allowance for bad debts on receivables is provided at the estimated unrecoverable amounts. The allowance for other receivables is provided based on the historical rate of losses on receivables.

k. Foreign currency accounts

Foreign currency receivables and payables are translated into yen at the applicable year-end exchange rates and translation gain or loss is included in current earnings.

Translation adjustments arising from the translation of assets, liabilities, revenues and expenses of the consolidated subsidiaries and affiliates accounted for by the equity method are included in minority interests and in stockholders' equity.

l. Leases

As lessee

The Company and its consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as capital leases. Capital leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are accounted for principally as operating leases.

As lessor

Certain consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as direct financing leases. Direct financing leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are accounted for principally as operating leases.

m. Hedge accounting

Gain or loss on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged items is recognized. Foreign receivables and payables are translated at the applicable forward foreign exchange rates if certain conditions are met. The related interest differential paid or received on interest-rate swaps utilized as hedging instruments is recognized over the term of each swap agreement as an adjustment to the interest expense of the underlying hedged items if certain conditions are met.

n. Consumption taxes

Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes.

1. Summary of Significant Accounting Policies (continued)

o. Income taxes

The Company and certain domestic subsidiaries have adopted the Japanese consolidated tax return system.

p. Appropriation of capital surplus and/or retained earnings and disposition of accumulated deficit

Under the Commercial Code of Japan, the appropriation of capital surplus and/or retained earnings and the disposition of accumulated deficit with respect to a financial period is made by resolution of the stockholders at a general meeting held subsequent to the close of the financial period and the accounts for that period do not, therefore, reflect such appropriations and disposition.

2. Change in Accounting Policy

Accounting standard for impairment of fixed assets

Effective April 1, 2005, the Company and its domestic consolidated subsidiaries adopted a new accounting standard for impairment of fixed assets ("Opinion Concerning the Establishment of Accounting Standard for impairment of Fixed Assets" issued by the Business Accounting Council on August 9, 2002) and the "Implementation Guidance on the Accounting Standard for impairment of Fixed Assets" (Accounting Standard Implementation Guidance No. 6 issued on October 31, 2003). The effect of the adoption of this standard was to decrease operating loss by ¥158 million and ordinary loss by ¥156 million, and to increase net loss before income taxes and minority interests by ¥18,549 million for the year ended March 31, 2006.

Accumulated impairment losses have been deducted directly from the carrying amount of the respective assets in accordance with revised Regulations for Consolidated Financial Statements.

3. Other Footnote Information

a. Accumulated depreciation at March 31, 2006 and 2005 amounted to ¥1,582,627 million and ¥1,612,847 million, respectively.

b. At March 31, 2006 and 2005, contingent liabilities for guarantees amounted to ¥16,887 million and ¥20,096 million, respectively. In addition, at March 31, 2006 and 2005, contingent liabilities for commitment such as guarantees, keep-well agreements and other amounted to ¥686 million and ¥921 million, respectively.

JALI, a wholly owned subsidiary of the Company, is alleged to have been involved in anti-competitive practices such as price-fixing and collusion with several international cargo operators and its cargo operation office in Frankfurt was investigated by the European Union antitrust authorities on February 14, 2006. On the same date, the U.S. Department of Justice inspected JALI's cargo operation office in New York. In relation to the investigation of alleged anti-competitive practices, certain air cargo customers have filed several class action lawsuits in the U.S since February 17, 2006 against international cargo operators including JALI claiming that alleged price-fixing practices have damaged their interests and such practices should be injuncted. No specific amounts of damages or compensation have been claimed in these class action proceedings. Management of the Company has a view that investigations and class action lawsuits on alleged anti-competitive practices could have a material impact on the results of operations of the Company and the group. However management is unable to reasonably estimate the possible outcome of the ongoing investigation and class action lawsuits at this stage since investigations by the authorities of a number of jurisdictions which include, but may not be limited to, the European Union, United States, Switzerland and New Zealand are still ongoing.

c. At March 31, 2006 and 2005, assets pledged as collateral amounted to ¥832,344 million and ¥844,174 million, respectively. Further, shares of certain consolidated subsidiaries were pledged as collateral at March 31, 2006 and 2005. In addition, at March 31, 2006 and 2005, collateralized indebtedness amounted to ¥500,108 million and ¥544,779 million, respectively.

d. At March 31, 2006 and 2005, shares of common stock in treasury numbered 2,863,896 and 2,494,462, respectively.

4. Segment Information

a. Business segment information

The Company and its consolidated subsidiaries conduct worldwide operations in air transportation, airline-related business, travel services, card and lease operations, trading business and hotel and resort operations. This segmentation has been determined for internal management purposes. Businesses other than air transportation, airline-related business, travel services and card and lease operations are insignificant to the consolidated results of operations of the Company and its consolidated subsidiaries and, accordingly, have been included in "Other."

4.Segment Information (continued)

a. Business segment information (continued)

The business segment information of the Company and its consolidated subsidiaries for the years ended March 31, 2006 and 2005 is summarized as follows:

	Year ended March 31, 2006							
	Air transportation	Airline-related business	Travel services	Card and lease operations	Other	Total	General corporate assets and intercompany eliminations	Consolidated
	(Millions of yen)							
Operating revenues	¥1,515,602	¥149,814	¥379,435	¥ 14,264	¥140,268	¥2,199,385	¥ –	¥2,199,385
Inter-group sales and transfers	217,380	193,102	35,950	45,881	72,374	564,690	(564,690)	–
Total	1,732,983	342,917	415,385	60,146	212,643	2,764,075	(564,690)	2,199,385
Operating expenses	1,776,412	337,065	414,723	55,837	206,539	2,790,577	(564,357)	2,226,220
Operating (loss) income	¥ (43,429)	¥ 5,852	¥ 662	¥ 4,309	¥ 6,104	¥ (26,501)	¥ (332)	¥ (26,834)
Identifiable assets	¥1,942,227	¥127,386	¥ 75,398	¥170,713	¥119,946	¥2,435,673	¥(274,433)	¥2,161,240
Depreciation and amortization	¥ 108,369	¥ 3,120	¥ 1,171	¥ 8,788	¥ 3,943	¥ 125,392	¥ (266)	¥ 125,126
Loss on impairment of fixed assets	¥ 3,739	¥ 1,394	¥ 49	¥ –	¥ 13,597	¥ 18,780	¥ (74)	¥ 18,705
Capital expenditures	¥ 137,748	¥ 1,693	¥ 932	¥ 927	¥ 4,272	¥ 145,575	¥ (108)	¥ 145,466

Until the year ended March 31, 2005, businesses other than air transportation business, airline-related business and travel services are insignificant to the consolidated results of operations of the Company and its consolidated subsidiaries and, accordingly, have been included in "Other." Effective April 1, 2005, the card and lease operations has been presented as a new segment since its materiality has increased. Total operating revenues (total of sales to third parties and inter-group sales and transfers), operating expenses and operating income of the card and lease operations included in "Other" of the business segment information for the year ended March 31,2004 were ¥58,445 million (total of ¥17,811 million and ¥40,634 million), ¥54,887 million and ¥3,558 million, respectively.

	Year ended March 31, 2005						
	Air transportation	Airline-related business	Travel services	Other	Total	General corporate assets and intercompany eliminations	Consolidated
	(Millions of yen)						
Operating revenues	¥1,493,701	¥103,157	¥381,784	¥151,232	¥2,129,876	¥ –	¥2,129,876
Inter-group sales and transfers	207,666	190,618	42,755	116,857	557,897	(557,897)	–
Total	1,701,367	293,776	424,539	268,090	2,687,774	(557,897)	2,129,876
Operating expenses	1,659,709	288,443	424,813	257,994	2,630,961	(557,234)	2,073,727
Operating income (loss)	¥ 41,658	¥ 5,332	¥ (273)	¥ 10,095	¥ 56,812	¥ (663)	¥ 56,149
Identifiable assets	¥1,854,034	¥125,912	¥ 83,126	¥343,023	¥2,406,097	¥(243,442)	¥2,162,654
Depreciation and amortization	¥ 106,404	¥ 3,058	¥ 1,381	¥ 14,165	¥ 125,009	¥ (296)	¥ 124,713
Capital expenditures	¥ 107,876	¥ 4,545	¥ 1,518	¥ 5,098	¥ 119,039	¥ (1,501)	¥ 117,538

4. Segment Information (continued)

b. Geographic information

The worldwide operations of the Company and its consolidated subsidiaries are geographically segmented into Japan and other areas. Areas other than Japan include Asia/Oceania, America and Europe. Geographical segmentation is based on geographical proximity of the countries and areas. In addition, revenue from international operation of the airlines is treated as revenue in Japan.

	Year ended March 31, 2006				
	Japan	Other	Total	General corporate assets and intercompany eliminations	Consolidated
			(Millions of yen)		
Operating revenues	¥2,009,231	¥190,154	¥2,199,385	¥ –	¥2,199,385
Inter-group sales and transfers	27,298	73,266	100,564	(100,564)	–
Total	2,036,529	263,420	2,299,949	(100,564)	2,199,385
Operating expenses	2,064,547	262,020	2,326,568	(100,348)	2,226,220
Operating (loss) income	¥ (28,018)	¥ 1,400	¥ (26,618)	¥ (215)	¥ (26,834)
Identifiable assets	¥2,110,754	¥ 62,241	¥2,172,995	¥ (11,754)	¥2,161,240

The major countries and areas included in each region are as follows:

Asia/Oceania:	China, Singapore, Australia, Guam
America:	U.S.A (excluding Guam), Mexico
Europe:	U.K. France, Germany, Italy

Total assets in Japan at March 31, 2005 and operating revenues from operations in Japan for the year then ended represented more than 90% of consolidated total assets and consolidated operating revenues. As a result, geographic information for the year ended March 31, 2005 is not required to be disclosed in accordance with accounting principles generally accepted in Japan.

c. Operating revenues from overseas operations

Operating revenues from overseas operations, which include international passenger and cargo services of Japan Airlines International Co., Ltd., Japan Asia Airways Co., Ltd. and JALways Co., Ltd., export sales of domestic subsidiaries, and sales of subsidiaries outside Japan for the year ended March 31, 2006 and 2005 are summarized as follows:

	Year ended March 31, 2006			
	Asia and Oceania	North and South America	Europe	Total
	(Millions of yen)			
Operating revenues from overseas operations	¥442,156	¥388,791	¥206,853	¥1,037,801
Consolidated operating revenues	–	–	–	¥2,199,385
Consolidated operating revenues as a percentage of operating revenues from overseas operations	20.1%	17.7%	9.4%	47.2%

	Year ended March 31, 2005			
	Asia and Oceania	North and South America	Europe	Total
	(Millions of yen)			
Operating revenues from overseas operations	¥449,282	¥351,864	¥211,176	¥1,012,322
Consolidated operating revenues	–	–	–	¥2,129,876
Consolidated operating revenues as a percentage of operating revenues from overseas operations	21.1%	16.5%	9.9%	47.5%

5. Leases

As lessee

The following *pro forma* amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of March 31, 2006 and 2005 and the related depreciation and interest expense for the years ended March 31, 2006 and 2005, which would have been reflected in the consolidated balance sheets and the related consolidated statements of operations if capital lease accounting had been applied to the capital leases currently accounted for as operating leases:

	March 31, 2006		
	Flight equipment	Other	Total
		(Millions of yen)	
Acquisition costs	¥ 564,783	¥17,452	¥ 582,235
Less accumulated depreciation	(181,053)	(8,995)	(190,049)
Net book value	¥ 383,730	¥ 8,456	¥ 392,186

	March 31, 2005		
	Flight equipment	Other	Total
		(Millions of yen)	
Acquisition costs	¥ 571,954	¥16,516	¥ 588,471
Less accumulated depreciation	(192,296)	(7,277)	(199,574)
Net book value	¥ 379,657	¥ 9,239	¥ 388,896

	Year ended March 31,	
	2006	**2005**
	(Millions of yen)	
Depreciation expense	¥53,715	¥53,438
Interest expense	¥ 5,369	¥ 5,550

No impairment loss has been recognized on the leased property for the year ended March 31, 2006.

Lease expenses relating to capital leases accounted for as operating leases amounted to ¥58,155 million and ¥59,541 million for the years ended March 31, 2006 and 2005, respectively.

5. Leases (continued)

As lessee (continued)

The present value of future rental expenses under capital leases outstanding at March 31, 2006 and 2005 which have been accounted for as operating leases is summarized as follows:

	March 31,	
	2006	2005
	(Millions of yen)	
Within 1 year	¥ 51,839	¥ 51,004
Over 1 year	347,488	345,002
	¥399,327	¥396,007

Future rental expenses under operating leases outstanding at March 31, 2006 and 2005 were as follows:

	March 31,	
	2006	2005
	(Millions of yen)	
Within 1 year	¥ 27,668	¥ 27,274
Over 1 year	192,877	164,947
	¥220,546	¥192,222

As lessor

The following amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of March 31, 2006 and 2005, and the related depreciation and interest revenue for the years ended March 31, 2006 and 2005, which are reflected in the consolidated balance sheets and the related consolidated statements of operations:

	March 31, 2006		
	Flight equipment	Other	Total
		(Millions of yen)	
Acquisition costs	¥ –	¥ 815	¥ 815
Less accumulated depreciation	(–)	(450)	(450)
Net book value	¥ –	¥ 364	¥ 364

5. Leases (continued)

As lessor (continued)

	March 31, 2005		
	Flight equipment	Other	Total
		(Millions of yen)	
Acquisition costs	¥ –	¥ 1,940	¥ 1,940
Less accumulated depreciation	(–)	(1,421)	(1,421)
Net book value	¥ –	¥ 519	¥ 519

	Year ended March 31,	
	2006	2005
	(Millions of yen)	
Depreciation expense	¥281	¥409
Interest revenues	¥ 17	¥ 27

No impairment loss has been recognized on the leased property for the year ended March 31, 2006.

Lease revenues relating to direct financing leases accounted for as operating leases amounted to ¥317 million and ¥467 million for the years ended March 31, 2006 and 2005, respectively.

The present value of future rental revenues under direct financing leases outstanding at March 31, 2006 and 2005 which have been accounted for as operating leases is summarized as follows:

	March 31,	
	2006	2005
	(Millions of yen)	
Within 1 year	¥146	¥289
Over 1 year	226	251
	¥372	¥540

Future rental revenues under operating leases outstanding at March 31, 2006 and 2005 are summarized as follows:

	March 31,	
	2006	2005
	(Millions of yen)	
Within 1 year	¥ –	¥15
Over 1 year	–	–
	¥ –	¥15

6. Loss on Impairment of Fixed Assets

Certain consolidated subsidiaries have recognized impairment losses on the following group of assets in the consolidated statement of operations for the year ended March 31, 2006:

Assets utilized in the Company's and consolidated subsidiaries' operations	Groups of assets	Locations
Golf courses	Land, buildings and structures and other	Tomakomai-shi, Hokkaido and other
Other operational assets	Land and other	Osaka-shi and other
Assets to be sold	Land, buildings and flight equipment	Chitose-shi, Hokkaido and other
Idle assets	Land and other	Ito-shi, Shizuoka Pref., and other

Assets are attributed or allocated to the cash generating units which generate largely independent cash flows for calculating impairment losses. Facilities which are expected to be unprofitable, assets to be sold and idle assets are written down to their recoverable amounts. Consequently, an impairment loss of ¥18,705 million has been recognized as an extraordinary loss in the accompanying consolidated statement of operations for the year ended March 31, 2006. A breakdown of the total loss on impairment of fixed assets is as follows: ¥10,361 million on buildings and structures, ¥6,274 million on land, ¥1,853 million on flight equipment and ¥216 million on other assets.

The Company and its consolidated subsidiaries estimate recoverable amounts as the higher of fair value less costs to sell and value in use. Fair value is based on reasonable estimates made by the Company and its consolidated subsidiaries in accordance with data sources from the Official Road Ratings or other appropriate indexes and value in use is calculated by discounting estimated future cash flows at the rate of 5.2%.

In addition, certain affiliates, which are accounted for by the equity method, have recognized loss on impairment of fixed assets by a method similar to that adopted by the Company and its consolidated subsidiaries. Consequently, a loss on impairment of fixed assets of ¥18 million was recognized as equity in earnings of affiliates for the year ended March 31, 2006.

7. Income Taxes

The significant components of deferred tax assets and liabilities and the related valuation allowance at March 31, 2006 and 2005 were as follows:

	March 31,	
	2006	2005
	(Millions of yen)	
Deferred tax assets:		
Accrued pension and severance costs	¥ 50,704	¥ 45,687
Revaluation loss on investments in subsidiaries and affiliates	24,814	21,494
Flight equipment purchase incentives	17,624	–
Deferred gain on hedging instruments	12,053	9,783
Loss on impairment of fixed assets	6,664	–
Accounts payable – trade	5,610	4,198
Accrued bonuses	–	2,358
Allowance for bad debts	2,191	2,427
Revaluation loss on flight equipment spare parts	2,686	3,630
Tax loss carryforward	20,281	24,724
Other	22,604	20,239
	165,236	134,545
Deferred tax liabilities:		
Accumulated earnings of consolidated subsidiaries and affiliates	(5,234)	(6,006)
Net unrealized gain on investments in securities	(5,593)	(2,487)
Other	(3,855)	(3,309)
	(14,684)	(11,803)
Valuation allowance	(90,297)	(69,328)
Deferred tax assets, net	¥ 60,254	¥ 53,412

For the year ended March 31, 2006, a reconciliation between the Japanese statutory tax rate and the Company's effective tax rate is not required to be disclosed since the Company recorded a loss before income taxes and minority interests. The statutory tax rate for the year ended March 31, 2006 was 40.7%.

7. Income Taxes (continued)

A reconciliation between the Japanese statutory tax rate and the effective tax rate for the year ended March 31, 2005 is as follows:

	For the year ended March 31, 2005
Japanese statutory tax rate	40.7%
Disallowed expenses, including entertainment expenses	4.3
Dividends received	(9.6)
Equity in earnings of affiliates	(1.4)
Inhabitants' per capita taxes	0.7
Change in valuation allowance	(10.4)
Tax effect on undistributed earnings of consolidated subsidiaries	2.2
Difference in tax rates of consolidated subsidiaries	(2.1)
Other	2.8
Effective tax rate	27.2%

8. Fair Value of Investments in Securities

The components of net unrealized gain (loss) on investments in marketable securities at March 31, 2006 and 2005 are summarized as follows:

	March 31, 2006		
	Acquisition costs	Carrying value	Unrealized gain (loss)
		(Millions of yen)	
Unrealized gain:			
Stocks	¥14,498	¥29,003	¥14,504
Bonds	7	8	0
Other	663	670	7
	15,169	29,682	14,512
Unrealized loss:			
Stocks	2,322	2,094	(228)
Bonds	10	9	(0)
Other	5,050	5,047	(3)
	7,383	7,151	(232)
Total	¥22,552	¥36,833	¥14,280

8. Fair Value of Investments in Securities (continued)

	March 31, 2005		
	Acquisition costs	Carrying value	Unrealized gain (loss)
		(Millions of yen)	
Unrealized gain:			
Stocks	¥14,067	¥21,052	¥6,985
Bonds	59	62	2
Other	738	748	9
	14,866	21,863	6,997
Unrealized loss:			
Stocks	2,529	1,968	(560)
Bonds	10	9	(0)
Other	316	311	(5)
	2,855	2,289	(565)
Total	¥17,721	¥24,153	¥6,431

Proceeds from sales of securities classified as other securities for the years ended March 31, 2006 and 2005 amounted to ¥837 million and ¥156 million, respectively. The aggregate gain realized on those sales for the years ended March 31, 2006 and 2005 totaled ¥100 million and ¥75 million, respectively, and the aggregate loss realized on those sales for the years ended March 31, 2006 and 2005 totaled ¥0 million and ¥3 million, respectively.

Investments in non-marketable securities at March 31, 2006 and 2005 are summarized as follows:

	March 31,	
	2006	2005
	(Millions of yen)	
Money Management Fund	¥ 0	¥ 0
Unlisted stocks	27,521	26,742
Other	649	108
	¥28,171	¥26,851

8. Fair Value of Investments in Securities (continued)

The redemption schedule at March 31, 2006 and 2005 for bonds with maturity dates is summarized as follows:

	2006		
	Due in one year or less	Due after one year through five years	Due after five year through ten years
		(Millions of yen)	
Government bonds	¥ –	¥ –	¥7
Corporate bonds	10	–	–
Other	468	–	–
Total	¥478	¥ –	¥7

	2005	
	Due in one year or less	Due after one year through five years
	(Millions of yen)	
Government bonds	¥ –	¥ 7
Corporate bonds	10	10
Total	¥10	¥17

9. Derivatives

The contract amounts and the estimated fair value of open derivatives positions at March 31, 2006 which did not meet the criteria to qualify as hedges are summarized as follows:

	March 31, 2006		
	Contract amount (Premium)	Fair value	Net unrealized (loss) gain
		(Millions of yen)	
Commodities:			
Options:			
Buy	¥13,284 (–)	¥ 561	¥ 561
Sell	14,973 (1,057)	(1,685)	(628)
			¥ (67)

All derivative transactions were over-the-counter transactions.

Fair value is estimated based on the prices quoted by financial institutions and others.

The company has applied for an exemption from disclosure of information on the derivatives qualifying hedge accounting criteria.

10. Accrued Pension and Severance Costs

An employee whose employment is terminated is entitled, in most cases, to a lump-sum severance payment, the amount of which is determined by reference to the basic rate of pay, length of service and the conditions under which the termination occurs.

Certain significant domestic subsidiaries have established defined benefit pension plans pursuant to the Welfare Pension Insurance Law of Japan, i.e. welfare pension fund plans.

JAL Pension Fund, in which JALI is a participant, introduced an option similar to a cash-balance plan with certain other options in addition to the existing options.

JAL Group Pension Fund established by certain consolidated subsidiaries received approval from the Minister of Health, Labor and Welfare with respect to its application for exemption from the benefit obligation related to future employee services under the substitutional portion of the WPFP on April 1, 2005 and the portion related to past services on April 1, 2006. Following this approval, JAL Group Pension Fund was reorganized on April 1, 2006 and introduced a cash-balance plan.

On October 1, 2005, JALI introduced a revised pension scheme under which employees have the option to change a portion of their existing lump-sum payment of retirement benefits to a defined contribution plan or to an early payment scheme.

Certain consolidated subsidiaries transferred a portion of their retirement benefit plan to defined contribution plans primarily on July 1, 2005 or April 1, 2006.

The projected benefit obligation and funded status of the plan assets are summarized as follows:

	March 31,	
	2006	**2005**
	(Millions of yen)	
Projected benefit obligation	¥(906,240)	¥(906,702)
Plan assets	512,000	423,435
Accrued pension and severance costs	139,753	149,665
Prepaid pension cost	(18,674)	(21,975)
Net unrecognized amount	¥(273,161)	¥(355,577)

10. Accrued Pension and Severance Costs (continued)

The net unrecognized amount presented above consisted of the following:

	March 31,	
	2006	2005
	(Millions of yen)	
Unrecognized obligation at transition	¥(131,338)	¥(147,215)
Adjustment to actuarial assumptions	(144,530)	(209,225)
Unrecognized past service cost	2,707	863
Total	¥(273,161)	¥(355,577)

The substitutional portion of the benefits under the WPFP has been included in the amounts shown in the above table.

The components of net periodic pension cost were as follows:

	For the year ended March 31,	
	2006	2005
	(Millions of yen)	
Service cost	¥ 30,681	¥ 32,738
Interest cost on projected benefit obligation	23,527	23,848
Expected return on plan assets	(20,019)	(18,895)
Amortization of unrecognized obligation at transition	14,675	14,819
Amortization of adjustment to actuarial assumptions	17,373	16,706
Amortization of past service cost	(5,558)	(51,362)
Subtotal	60,681	17,855
Other	722	126
Net periodic pension cost	61,403	17,982
Loss accrued for separation of substitutional portion of benefit obligation of the Welfare Pension Fund Plans	842	–
Gain on partial termination of defined benefit plans, net	(6,167)	–
Total	¥ 56,077	¥ 17,982

The actuarial assumptions were as follows:

	For the year ended March 31,	
	2006	2005
	(Millions of yen)	
Discount rates for obligation at end of year	1.7% ~ 2.8%	2.5% ~ 2.8%
Expected rates of return on plan assets	0.8% ~ 5.5%	0.0% ~ 5.5%

10. Accrued Pension and Severance Costs (continued)

The adjustment for actuarial assumptions is being amortized over a period ranging from 5 to 15 years, which is less than the average remaining years of service of the active participants in the plans. Amortization is computed from the fiscal year subsequent to the year in which the adjustment was recorded.

The unrecognized obligation at transition is being amortized principally over 15 years.

Past service cost is principally charged to income in the period when incurred. However, at certain subsidiaries, past service cost is being amortized by the straight-line method over a period which is less than the average remaining years of service of the active participants in the plans.

11. Subsequent Event

On April 1, 2006, JAL Sales Co., Ltd., a wholly owned subsidiary of the Company merged into JALI, a wholly owned subsidiary of the Company.

Components of Revenues from the Air Transportation Segment

	2006		2005		Change
	Amount	Percentage	Amount	Percentage	Percentage
			(Millions of yen)		
International:					
Passenger operations	¥ 690,226	39.9	¥ 671,291	39.5	102.8
Cargo operations	180,573	10.4	171,399	10.1	105.4
Mail service operations	8,441	0.5	7,632	0.4	110.6
Luggage operations	2,270	0.1	2,487	0.1	91.3
Subtotal	881,513	50.9	852,810	50.1	103.4
Domestic:					
Passenger operations	659,998	38.1	674,732	39.7	97.8
Cargo operations	29,440	1.7	30,534	1.8	96.4
Mail service operations	10,819	0.6	9,963	0.6	108.6
Luggage operations	265	0.0	234	0.0	113.4
Subtotal	700,523	40.4	715,464	42.1	97.9
Other revenues	54,935	3.2	46,473	2.7	118.2
Incidental business revenues	96,010	5.5	86,619	5.1	110.8
Total revenues	¥1,732,983	100.0	¥1,701,367	100.0	101.9

Japan Airlines Corporation

Non-Consolidated Financial Information

For the years ended March 31, 2006 and 2005

Non-Consolidated Financial Highlights

(Amounts of less than one million yen have been omitted.)

1. Non-Consolidated Operating Results

(Millions of yen except for per share information)

(1)	Total operating revenues	FY05	¥ 23,260	(43.6%)
		FY04	¥ 16,197	(-24.1%)
(2)	Operating income	FY05	¥ 8,705	(−)
		FY04	¥ 617	(-94.1%)
(3)	Ordinary income	FY05	¥ 8,595	(−)
		FY04	¥ 489	(-95.2%)
(4)	Net (loss) income	FY05	¥ (132,336)	(−)
		FY04	¥ 270	(-96.9%)
(5)	Net (loss) income per share	FY05	¥ (66.82)	
		FY04	¥ 0.13	
(6)	Diluted net income per share	FY05	¥ −	
		FY04	¥ 0.12	
(7)	Return on equity	FY05	-64.0%	
		FY04	0.1%	
(8)	Ordinary income as a percentage of total assets	FY05	0.9%	
		FY04	0.1%	
(9)	Ordinary income as a percentage of total operating revenues	FY05	37.0%	
		FY04	3.0%	

Note 1. Weighted-average number of shares outstanding during the year:

FY05	1,980,360,933
FY04	2,018,105,840

2. Dividends

(1) Annual dividends per share	FY05	¥	0.00
	FY04	¥	4.00
(2) Total annual dividends	FY05		–
	FY04	¥	7,922 million
(3) Dividends as a percentage of net income	FY05		–
	FY04		2,928.0%
(4) Dividends as a percentage of stockholders' equity	FY05		–
	FY04		2.9%

3. Non-Consolidated Financial Position

(1) Total assets	FY05	¥	885,620 million
	FY04	¥	1,016,808 million
(2) Total stockholders' equity	FY05	¥	136,593 million
	FY04	¥	276,965 million
(3) Stockholders' equity as a percentage of total assets	FY05		15.4%
	FY04		27.2%
(4) Equity per share	FY05	¥	68.98
	FY04	¥	139.84

Note 1. Number of shares outstanding at end of the year:

March 31, 2006	1,980,173,622
March 31, 2005	1,980,539,861

Note 2. Number of shares of common stock in treasury outstanding at end of the year:

March 31, 2006	2,209,628
March 31, 2005	1,843,389

4. Non-Consolidated Financial Forecast for the Year Ending March 31, 2007

(1) Total operating revenues	¥	21,000 million
(2) Operating income	¥	7,500 million
(3) Ordinary income	¥	7,500 million
(4) Net income	¥	7,500 million
(5) Annual dividend per share		–
(6) Net income per share	¥	3.79

For the assumptions underlying the forecast and other concerns, refer to page 18 of the attached documents.

Japan Airlines Corporation

Comparative Non-Consolidated Balance Sheets

March 31, 2006 and 2005

(Millions of yen)

	2006	%	2005	%	Change
Assets					
I. Current assets					
Cash and time deposits	¥ 3,129		¥ 14,614		¥ (11,484)
Accounts receivable – trade	2,296		2,546		(250)
Short-term loans receivable from a subsidiary	11,700		–		11,700
Current portion of long-term loans receivable from subsidiaries	53,084		44,235		8,848
Prepaid expenses	46		30		15
Accounts receivable – other	5,338		5,525		(186)
Deferred income taxes	27		12		14
Other current assets	20		16		4
Total current assets	75,644	8.5	66,981	6.6	8,662
II. Fixed assets					
Tangible fixed assets:					
Furniture and fixtures	35		43		(7)
Total tangible fixed assets	35	0.0	43	0.0	(7)
Intangible fixed assets:					
Software	11		15		(3)
Other intangible fixed assets	0		0		–
Total intangible fixed assets	11	0.0	15	0.0	(3)
Investments:					
Investments in securities	249		–		249
Investments in subsidiaries	220,629		362,076		(141,447)
Long-term loans receivable from subsidiaries	588,769		587,193		1,575
Deferred income taxes	95		137		(41)
Other investments	47		22		24
Total investments	809,791	91.5	949,430	93.4	(139,638)
Total fixed assets	809,839	91.5	949,488	93.4	(139,649)
III. Deferred charges					
Start-up costs	130		261		(130)
Bond issuance expenses	6		76		(69)
Total deferred charges	137	0.0	337	0.0	(200)
Total assets	¥885,620	100.0	¥1,016,808	100.0	¥(131,187)

(Millions of yen)

	2006	%	2005	%	Change
Liabilities					
I. Current liabilities					
Accounts payable – trade	¥ 471		¥ 621		¥ (150)
Current portion of long-term loans	53,084		44,235		8,848
Accounts payable – other	4,062		5,296		(1,233)
Accrued income taxes	105		26		79
Accrued expenses	2,239		2,267		(27)
Other current liabilities	131		8		122
Total current liabilities	60,095	6.8	52,457	5.2	7,638
II. Non-current liabilities					
Bonds	130,000		130,000		–
Long-term loans	558,769		557,193		1,575
Accrued severance costs	16		6		10
Other non-current liabilities	146		185		(39)
Total non-current liabilities	688,932	77.8	687,385	67.6	1,546
Total liabilities	749,027	84.6	739,842	72.8	9,184
Stockholders' equity					
I. Common stock	100,000	11.3	100,000	9.8	–
II. Capital surplus:					
Additional paid-in capital	105,069	11.8	105,069	10.3	–
Other capital surplus	63,458	7.2	63,455	6.3	3
Transfer from additional paid-in capital	63,406		63,406		–
Gain on sales of common stock in treasury	52		48		3
III. Retained earnings:					
(Accumulated deficit) unappropriated retained earnings	(131,274)	(14.8)	8,984	0.9	(140,258)
IV. Common stock in treasury	(659)	(0.1)	(543)	(0.1)	(116)
Total stockholders' equity	136,593	15.4	276,965	27.2	(140,372)
Total liabilities and stockholders' equity	¥ 885,620	100.0	¥1,016,808	100.0	¥(131,187)

Japan Airlines Corporation

Comparative Non-Consolidated Statements of Operations

For the years ended March 31, 2006 and 2005

(Millions of yen)

	2006	%	2005	%	Change
Operating revenues	¥ 23,260	100.0	¥16,197	100.0	¥ 7,063
Operating expenses:					
Cost of operating revenues	8,963		9,238		(275)
Selling, general and administrative expenses	5,591		6,341		(749)
Total operating expenses	14,555	62.6	15,579	96.2	(1,024)
Operating income	8,705	37.4	617	3.8	8,087
Non-operating income:					
Interest income	3		17		(13)
Other non-operating income	59		22		37
Total non-operating income	63	0.3	39	0.2	23
Non-operating expenses:					
Interest expense	0		13		(13)
Amortization of start-up costs	130		130		–
Other non-operating expenses	42		23		19
Total non-operating expenses	173	0.7	167	1.0	5
Ordinary income	8,595	37.0	489	3.0	8,105
Extraordinary loss:					
Loss on sales and disposal of fixed assets	–		3		(3)
Loss on revaluation of investments in subsidiaries	140,433		103		140,330
Loss on cancellation of software lease contract	61		–		61
Total extraordinary loss	140,495	604.1	106	0.6	140,388
(Loss) income before income taxes	(131,900)	(567.1)	382	2.4	(132,282)
Income taxes:					
Current	409		203		205
Deferred	27		(91)		118
Net (loss) income	(132,336)	(568.9)	270	1.7	(132,607)
Unappropriated retained earnings at beginning of the year	1,062		8,713		(7,651)
(Accumulated deficit) unappropriated retained earnings at end of the year	¥(131,274)		¥ 8,984		¥(140,258)

Japan Airlines Corporation

Comparative Proposal for Disposition of Accumulated Deficit or Appropriation of Retained Earnings and Other Capital Surplus

	2006	2005
		(Millions of yen)
(Accumulated deficit) unappropriated retained earnings		
Disposition of accumulated deficit or appropriation of unappropriated retained earnings:		
(Accumulated deficit) unappropriated retained earnings	¥(131,274)	¥ 8,984
Transfer from other capital surplus	63,458	–
Transfer from additional paid-in capital	67,815	–
Cash dividend (¥4 per share in 2005)	–	7,922
(Accumulated deficit) unappropriated retained earnings to be carried forward	¥ –	¥ 1,062
Other capital surplus		
Appropriation of other capital surplus:		
Other capital surplus	¥ 63,458	¥63,455
Disposition of accumulated deficit	(63,458)	–
Unappropriated other capital surplus to be carried forward	¥ –	¥63,455

Notes to Non-Consolidated Financial Statements

March 31, 2006 and 2005

1. Summary of Significant Accounting Policies

a. Investments in securities

Investments in subsidiaries are stated at cost based on the moving average method. Investments in non-marketable securities are stated at cost based on the moving average method.

b. Tangible fixed assets

The straight-line method based on their estimated useful lives.

c. Deferred charges

Start-up costs are capitalized and are being amortized over a period of 5 years. Bond issuance expenses are capitalized and are being amortized over a period of 3 years.

d. Accrued severance costs

To provide for employees' severance indemnities, accrued severance costs are provided at an amount calculated based on the retirement benefit obligation.

e. Leases

The Company leases certain equipment under noncancelable lease agreements referred to as capital leases. At the Company, capital leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are accounted for as operating leases.

f. Hedge accounting

The related interest differential paid or received on interest-rate swaps utilized as hedging instruments is recognized over the term of each swap agreement as an adjustment to the interest expense of the underlying hedged items if certain conditions are met.

g. Consumption taxes

Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes.

h. Income taxes

The Company has adopted the Japanese consolidated corporate tax return system.

2. Change in Accounting Policy

Accounting standard for impairment of fixed assets

Effective April 1, 2005, the Company adopted a new accounting standard for the impairment of fixed assets ("Opinion Concerning the Establishment of an Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Council on August 9, 2002) and the "Implementation Guidance on the Accounting Standard for the Impairment of Fixed Assets" (Accounting Standard Implementation Guidance No. 6 issued on October 31, 2003). The adoption of this standard had no effect on the accompanying non-consolidated financial statements for the year ended March 31, 2006.

3. Other Footnote Information

a. Amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying non-consolidated financial statements do not necessarily agree with the sum of the individual amounts.

b. Accumulated depreciation at March 31, 2006 and 2005 amounted to ¥24 million and ¥16 million, respectively.

c. At March 31, 2006 and 2005, investments in subsidiaries which are pledged as collateral amounted to ¥15,792 million and ¥15,342 million, respectively.

d. At March 31, 2006 and 2005, contingent liabilities for guarantees amounted to ¥669,929 million and ¥668,678 million, respectively.

4. Fair Value of Investments in Subsidiaries

Investments in subsidiaries are stated at cost. Net unrealized gain or loss on investments in marketable securities of subsidiaries at March 31, 2006 is summarized as follows:

	March 31, 2006		
	Carrying value	Fair value	Net unrealized gain
	(Millions of yen)		
Investments in subsidiaries	¥15,792	¥17,651	¥1,858

	March 31, 2005		
	Carrying value	Fair value	Net unrealized loss
	(Millions of yen)		
Investments in subsidiaries	¥15,792	¥15,628	¥(164)

5. Income Taxes

The significant components of deferred tax assets and liabilities and the related valuation allowance at March 31, 2006 and 2005 were as follows:

	March 31,	
	2006	2005
	(Millions of yen)	
Deferred tax assets:		
Loss on revaluation of investments in subsidiaries	¥57,142	¥ 42
Accounts payable	59	75
Other	63	37
	57,265	154
Valuation allowance	(57,142)	(4)
Deferred tax assets, net	¥ 122	¥150

For the year ended March 31, 2006, a reconciliation between the Japanese statutory tax rate and the Company's effective tax rate is not required to be disclosed since the Company recorded a loss before income taxes. The statutory tax rate for the year ended March 31, 2006 was 40.7%.

A reconciliation between the Japanese statutory tax rate and the Company's effective tax rate for the year ended March 31, 2005 is as follows:

	Year ended March 31, 2005
Japanese statutory tax rate	40.7%
Non-taxable income, including dividends received	(26.6)
Disallowed expenses, including entertainment expenses	15.3
Other	(0.1)
Effective tax rate	29.3%

6. Leases

The following *pro forma* amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of March 31, 2006 and 2005 and the related depreciation and interest expense for the years ended March 31, 2006 and 2005, which would have been reflected in the non-consolidated balance sheets and the related statements of operations if capital lease accounting had been applied to the capital leases currently accounted for as operating leases:

	March 31,	
	2006	2005
	Vehicles	
	(Millions of yen)	
Acquisition costs	¥ 14	¥14
Less accumulated depreciation	(11)	(6)
Net book value	¥ 3	¥ 7

	Year ended March 31,	
	2006	2005
	(Millions of yen)	
Depreciation expense	¥4	¥4
Interest expense	¥0	¥0

No impairment loss on leased property was recognized for the year ended March 31, 2006.

Lease expenses relating to capital leases accounted for as operating leases amounted to ¥4 million and ¥4 million for the years ended March 31, 2006 and 2005, respectively.

The present value of future rental expenses under capital leases outstanding at March 31, 2006 and 2005 which have been accounted for as operating leases is summarized as follows:

	March 31,	
	2006	2005
	(Millions of yen)	
Within 1 year	¥2	¥4
Over 1 year	0	3
	¥3	¥8